SONS OF GWALIA LTD
ABN 46 008 994 [illegible]

GWALIA

FILE NBR 82-1039

PKL:KS:01.429
12 September 2001

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington DC, 20549
U.S.A.

Dear Sir

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

- Letter Announcement re Sons of Gwalia lodges Bidder's Statement with ASIC dated 12 September 2001.
- Media Release issued in conjunction with the above Announcement dated 12 September 2001.
- Sons of Gwalia's Bidder's Statement dated 12 September 2001.

Yours faithfully

PETER LALOR
EXECUTIVE CHAIRMAN

cc: Jo Ann R Ward
Citibank NA
New York

Encl

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD
ABN 46 008 994 287

02 FEB 12 AM 8:18

GWALIA

Ref: 2099DAP
12 September 2001

BY FACSIMILE TO 1300 300 021 **FOUR PAGES**

Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sirs

SONS OF GWALIA LODGES BIDDER'S STATEMENT WITH ASIC

Further to its announcement on 23 August 2001, Sons of Gwalia Ltd ("SGW") today announced that it had lodged its Bidder's Statement with ASIC in respect of its takeover offer ("Offer") to acquire all of the ordinary shares of PacMin Mining Corporation Limited ("PacMin") for a consideration of 5 SGW shares for every 28 PacMin shares.

The Offer price, based on SGW's closing price of $7.62 on 10 September 2001, translates to an equivalent PacMin share price of $1.36 representing a premium of 46% to the PacMin share price of $0.93 immediately prior to the announcement of the Offer.

Key Offer Terms

Offer Price: SGW is offering 5 SGW shares for every 28 PacMin shares.

Scheduled Closing Date: 15 October 2001, unless extended

Timing of Consideration: Offer consideration will be provided by SGW within 7 days after acceptance of the Offer or the Offer becomes unconditional, whichever is later.

SGW Final Dividend: SGW declared, on 15 August 2001, a final dividend of 12.5 cents per SGW share which is payable on 31 October 2001. To qualify for this dividend, it will be necessary for PacMin shareholders to have accepted the Offer by no later than 28 September 2001 (an acceptance which is post marked by no later than 28 September 2001 will suffice) and for the Offer to have been declared free from all conditions.

Conditions: The Offer is subject to conditions which are set out in the Bidder's Statement. SGW will declare the Offer free of remaining conditions when the minimum acceptance conditions are satisfied.

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

Taxation Considerations: PacMin shareholders who accept the Offer are expected to be eligible to receive CGT rollover relief.

No Fees: No share brokerage fees or GST is payable on acceptance of the Offer.

PacMin Options and Convertible Notes: The Offer will extend to PacMin ordinary shares which are issued during the Offer period on the exercise of PacMin Options or the conversion of PacMin Convertible Notes.

PacMin Preference Shares: A separate offer will be made to acquire the PacMin preference shares. Details of this offer are set out in the Bidder's Statement.

Overview of the Combined Entity

The Combined Entity will have two core business divisions, Gold and Advanced Minerals, which together provide the strategic platform to continue to deliver strong returns to all shareholders.

Gold Division

- Gold reserves and resources of 4.7 million ounces and 15.0 million ounces respectively;

- Combined pro forma, annualised gold production of SGW and PacMin for the full year ending 30 June 2002 is expected to be approximately 670,000-700,000 ounces, creating one of Australia's largest gold producers;

- Consolidation of ground positions in the Leonora and Laverton regions, two of the most important gold regions in Australia, will create the opportunity for significant cost savings, rationalisation of operations and the enhancement of the exploration effort in those regions.

Advanced Minerals

- The cornerstone of the Advanced Minerals Division is tantalum. The Combined Entity maintains a dominant position in the tantalum industry, controlling approximately 75% of the defined global reserve base and supplying approximately 30% of global demand from the world's two largest tantalum operations at Greenbushes and Wodgina in Western Australia.

Significant Financial and Operating Synergies

SGW anticipates significant financial and operating benefits will be achieved from the combination of SGW and PacMin. A significant proportion of these synergies are unique to SGW and PacMin as they are expected to result from the consolidation of SGW's and PacMin's complementary Leonora and Laverton assets. These synergies are expected to include:

- Synergies and cost savings in the order of $8.0 million per annum. This estimate represents SGW's preliminary analysis of the value of the annual savings that are expected to be realised from the year commencing 1 July 2002 as a result of combining the companies and undertaking limited restructuring;

- Additional operating synergies that may arise from the potential to further rationalise and optimise mining and milling operations in both the Leonora and Laverton regions; and

- The ability to combine the gold hedging positions of both companies to add significant flexibility in the optimisation of realised gold prices each year by the Combined Entity and in managing the risks inherent in future realised gold prices.

In addition, SGW believe the acquisition of PacMin will be earnings per share positive for SGW shareholders.

Reasons for PacMin Shareholders to Accept the Offer

In addition to the advantages set out above, SGW believe there are a number of compelling reasons for PacMin shareholders to accept SGW's Offer for their PacMin shares. These include:

- The 46% premium that SGW is offering PacMin shareholders.

- PacMin shareholders will diversify their commodity exposure to include tantalum, other advanced minerals (including lithium, tin and silica sands) and mineral sands.

- SGW is one of the top performing major resource companies on the ASX.

- SGW shares have significantly more trading liquidity than PacMin shares.

- SGW management has a history of providing strong returns to its shareholders. For the year ending 30 June 2001, SGW posted a record profit after tax of $63.7 million, representing a 19.9% return on shareholder funds.

- SGW has a long history of paying dividends. Over the last 14 years SGW has made dividend and other distributions to its shareholders totalling 25 cents per share per annum.

Mr Peter Lalor, SGW's Executive Chairman said "In a gold sector which is rapidly consolidating, this acquisition represents an excellent opportunity for both SGW and PacMin shareholders. All shareholders will benefit from both the synergies created by bringing the companies together and also from the ability of the merged company to participate in opportunities that may arise as a result of further industry consolidation".

Yours faithfully

PETER LALOR
EXECUTIVE CHAIRMAN

Media Enquiries:

Sons of Gwalia Ltd:

Peter Lalor – Executive Chairman
Mark Cutifani – Managing Director
David Paull – General Manager, Business Development

Financial Advisor:

JP Morgan Australia Limited
Level 26, Grosvenor Place
225 George Street
Sydney NSW 2000

Legal Advisor:

Gilbert & Tobin
2 Park Street
Sydney NSW 2000

MEDIA Release

GWALIA

12 September 2001

SONS OF GWALIA LODGES BIDDER'S STATEMENT WITH ASIC

Further to its announcement on 23 August 2001, Sons of Gwalia Ltd ("SGW") today reported that it had lodged its Bidder's Statement with ASIC in respect of its takeover offer ("Offer") to acquire PacMin Mining Corporation Limited ("PacMin").

The Offer price, based on SGW's closing price of $7.62 on 10 September 2001, translates to an equivalent PacMin share price of $1.36 representing a premium of 46% to the PacMin share price of $0.93 immediately prior to the announcement of the Offer.

KEY OFFER TERMS

Offer Price: SGW is offering 5 SGW shares for every 28 PacMin shares.

SGW Final Dividend: SGW declared on 15 August 2001 a final dividend of 12.5 cents per SGW share which is payable on 31 October 2001. To qualify for this dividend, it will be necessary for PacMin shareholders to have accepted the Offer by no later than 28 September 2001 (an acceptance which is post marked by no later than 28 September 2001 will suffice) and for the Offer to have been declared free from all conditions.

Conditions: The Offer is subject to conditions including minimum 90% acceptance conditions. SGW will declare the Offer free from remaining conditions when the minimum acceptance conditions are satisfied.

OVERVIEW OF THE ACQUISITION

SGW said that the combination of SGW and PacMin represents a logical consolidation. The combined entity will have:

- Gold reserves and resources of 4.7 million ounces and 15.0 million ounces respectively.
- Pro forma gold production of approximately 670,000-700,000 ounces creating one of Australia's largest gold producers.

The consolidation of production assets and ground position will create significant financial and operating synergies including:

- Synergies and cost savings in the order of $8.0 million per annum.
- Additional synergies which may arise from the potential to further rationalise operations at Leonora and Laverton.
- The flexibility from combining the gold hedging positions of both companies.

In addition, SGW said that the acquisition will be earnings per share positive for SGW shareholders.

Mr Peter Lalor, SGW's Executive Chairman said: "In a gold sector which is rapidly consolidating, this acquisition represents an excellent opportunity for both SGW and PacMin shareholders. All shareholders will benefit from both the synergies created by bringing the companies together and also from the ability of the merged company to participate in opportunities that may arise as a result of further industry consolidation".

He also said that: "the Offer represents excellent value to PacMin shareholders and provides an outstanding opportunity to participate in a larger, more liquid resources company with exposure not only to gold but also to high growth tantalum and other advanced minerals."

For more information please contact:

Peter Lalor, Executive Chairman
Mark Cutifani, Managing Director
David Paull, General Manager – Business Development

Or our home page on www.sog.com.au

Tel: (618) 9263 5555 Fax: (618) 9481 1271

Sons of Gwalia Ltd
(ACN 008 994 287)

BIDDER'S STATEMENT

and

Offer by Sons of Gwalia Ltd to acquire all your ordinary shares in PacMin Mining Corporation Limited
on the basis of 5 Sons of Gwalia Shares
for every 28 of your PacMin Shares

This Bidder's Statement is dated 12 September 2001.

This Bidder's Statement has been lodged with the Australian Securities and Investments Commission (ASIC). ASIC takes no responsibility for the contents of this Bidder's Statement.

TABLE OF CONTENTS

Key Dates

Date of Offer	14 September, 2001
Close of Offer	15 October, 2001, unless extended

How to Accept this Offer

Sign and return the enclosed offer acceptance form and post it in the pre-paid envelope supplied or return by facsimile to:

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St. George's Terrace
Perth WA 6000

Telephone: +61 8 9323-2000
Facsimile: +61 8 9323-2033

or

Instruct your broker or Controlling Participant to accept the Offer on your behalf if Your PacMin Shares are entered in the SCH (Chess) subregister.

Important Notice

This booklet contains a Bidder's Statement ("Bidder's Statement") given by Sons of Gwalia Ltd (ACN 008 994 287) ("Gwalia") pursuant to Part 6.5 of Chapter 6 of the Corporations Act.

The information in the front of this booklet should be read together with the detailed information set out in the Bidder's Statement. Terms used in the front section of this booklet have the same meaning given to them in the Bidder's Statement and they are defined in the Glossary.

You should read the Bidder's Statement before deciding whether to accept the Offer. You may also wish to consult your financial or legal adviser.

[Gwalia Letterhead]

12 September 2001

Dear PacMin Shareholder,

On 23 August 2001, Sons of Gwalia Ltd ("Gwalia") announced an Offer to acquire all of the ordinary shares on issue of PacMin Mining Corporation Limited ("PacMin"). Gwalia is offering 5 Gwalia Shares for every 28 PacMin Shares.

The Offer provides you with the opportunity to secure an immediate increase in the value of your PacMin shareholding. The Offer price, based on Gwalia's closing price of $7.62 on 10 September 2001, translates to an equivalent PacMin share price of $1.36 representing a premium of 46% to the PacMin share price of $0.93 immediately prior to the announcement of the Offer. In addition, you will also benefit from increased trading liquidity as a result of holding Gwalia Shares rather than your PacMin investment.

Gwalia has declared a final unfranked dividend of 12.5 cents per share which is payable on 31 October 2001. To qualify for this dividend it will be necessary for you to have accepted the Offer by no later than 28 September 2001 (an acceptance which is post marked by no later than 28 September 2001 will be sufficient for that purpose) and for the Offer to have been declared free from all conditions.

The Offer also provides you with the opportunity to benefit from significant financial and operating synergies that are likely to arise by combining the two companies. A significant proportion of those synergies are unique to Gwalia and PacMin as they are expected to result from the consolidation of Gwalia's and PacMin's complementary Leonora and Laverton assets.

The combination of the gold assets of Gwalia and PacMin represent a logical consolidation in terms of production assets and ground position, in particular:

- Gold reserves and resources will total 4.7 million ounces and 15.0 million ounces respectively

- Combined pro forma annualised gold production of Gwalia and PacMin for the full year ending 30 June 2002 will be approximately 670,000 – 700,000 ounces creating one of Australia's largest gold producers

- Consolidation of ground positions in the Leonora and Laverton regions, two of the most important gold regions in Australia, will create the opportunity for significant cost savings, rationalisation of operations and the enhancement of the exploration effort in those regions.

By accepting the Offer, you will gain exposure to one of Australia's leading resource companies which, in respect of its gold operations, is focused on largely the same prospective regions in Australia as PacMin. In addition to gold, Gwalia is the world's leading supplier of tantalum controlling approximately 75% of the global defined reserve base and supplying approximately 30% of annual global demand from the world's two largest tantalum mines, Greenbushes and Wodgina, both of which are wholly owned by Gwalia.

In the year ended 30 June 2001, Gwalia posted a record profit after tax of $63.7 million. As discussed in the Bidder's Statement, this maintained Gwalia's historical performance of record profits over the last nine consecutive years. Further, the result for the year ended 30 June 2001 represented a 19.9% return on shareholders' funds.

Should you require any assistance or have questions in respect of the Offer please contact either Carmen Kiggins or David Paull of Gwalia on +61-8 9263-5555 or visit the Gwalia website at www.sog.com.au.

I hope that you will accept this Offer. I would also be delighted to welcome you as a shareholder in Gwalia.

Yours sincerely,

Peter Lalor
Executive Chairman
Sons of Gwalia Ltd

TRANSACTION SUMMARY

KEY OFFER TERMS

THE OFFER PRICE

Gwalia is offering to acquire all of your ordinary shares in PacMin in return for shares in Gwalia. Gwalia is offering five (5) Gwalia Shares for every twenty eight (28) PacMin Shares.

VALUE OF THE OFFER

Gwalia's closing share price of $7.62 on 10 September 2001 translates into an Offer price of $1.36 per PacMin share representing a premium of 46% over PacMin's closing share price of $0.93 on 22 August, 2001, the last trading day immediately prior to the announcement of Gwalia's Offer.

SCHEDULED CLOSING DATE

15 October 2001, unless extended.

TIMING OF CONSIDERATION

The Offer consideration will be provided by Gwalia within 7 days after you have validly accepted the Offer or the Offer becomes unconditional, whichever is later.

GWALIA FINAL DIVIDEND

Gwalia has declared a final dividend of 12.5 cents per Gwalia share which is payable on 31 October 2001. To qualify for this final dividend in respect of Gwalia Shares to be issued to you under the Offer it will be necessary for you to have accepted the Offer by no later than 28 September 2001 (an acceptance which is post marked by no later than 28 September 2001 will suffice) and for the Offer to have been declared free from all conditions.

CONDITIONS

The Offer is subject to conditions which are set out in Section 5.9. Gwalia will declare the Offer free of remaining conditions when the minimum acceptance conditions are satisfied.

TAXATION CONSIDERATIONS

PacMin shareholders who accept the Offer are expected to be eligible to receive CGT rollover relief. Tax considerations, including the conditions to achieve this rollover relief, are set out in the report by Ernst & Young in Annexure B of the Bidder's Statement.

NO FEES

No share brokerage fees or GST will be payable by you on acceptance of the Offer.

PACMIN OPTIONS AND CONVERTIBLE NOTES

PacMin has on issue 5,020,333 PacMin Options and 22,222,222 PacMin Convertible Notes. The Offer will extend to PacMin ordinary shares which are issued during the Offer Period on the exercise of the PacMin Options or the conversion of the PacMin Convertible Notes.

OFFER FOR PACMIN PREFERENCE SHARES

PacMin has on issue 7,720,000 PacMin Preference Shares. Each PacMin Preference Share is convertible into 5 ordinary shares at the option of the holder, Teck.

A separate offer will be made to acquire the PacMin Preference Shares. Further details of the offer for the PacMin Preference Shares appear in Section 7.5 of this Bidder's Statement.

WHY YOU SHOULD ACCEPT THIS OFFER

Gwalia believes there are a number of compelling reasons for PacMin shareholders to accept the Offer. These include:

- ***Gwalia's Offer delivers a substantial increase in value for PacMin shareholders***

At the date of announcement of the Offer, the Gwalia share price of $6.74 translated into an Offer price of $1.20 per PacMin Share representing a premium of 29.4% to PacMin's closing price of $0.93 on 22 August 2001, the last trading day immediately prior to the announcement of Gwalia's Offer.

Gwalia's closing share price of $7.62 on 10 September 2001 translated into an Offer price of $1.36 per PacMin share representing a premium of 46% to PacMin's closing price of $0.93 on 22 August 2001.



PacMin offer price
1.45
1.35
1.25
1.15
1.05
0.95
0.85
Value of Offer to PacMin shareholders as at 10 September 2001 based on Gwalia's share price of $7.62
Value of Offer to PacMin shareholders at the date of announcement of the Offer based on a Gwalia share price of $6.74
Premium 29.4%
Premium 46.3%
PacMin share price immediately prior to the announcement of the Offer
22 August, 2001 (Date immediately preceding the announcement of the Offer)
23 August, 2001 (Date of the announcement of the Offer)
10 September, 2001

- ***A combination of Gwalia and PacMin's gold assets represents a logical combination in an industry that is consolidating***

The combination of the gold assets of Gwalia and PacMin offers significant advantages to all shareholders in terms of rationalisation of production assets and dominant ground position, in particular:

- Combined gold reserves and resources will total 4.7 million ounces and 15.0 million ounces respectively.

- Combined pro forma annualised gold production of Gwalia and PacMin for the full year ending 30 June 2002 is expected to be approximately 670,000 – 700,000 ounces, creating one of Australia's largest gold producers. However, Gwalia will not be entitled to the full year's production from PacMin in the year ended 30 June 2002 as it will only consolidate gold production from the date the Share Bid is successfully completed.

- Consolidation of ground positions in the Leonora and Laverton regions, two of the most important gold regions in Australia, will create the opportunity for significant cost savings, rationalisation of operations and the enhancement of the exploration effort in those regions.

In the Leonora region, PacMin controls 1,100 square kilometres of mining tenements immediately north and contiguous to Gwalia's 1,000 square kilometres of mining tenements and applications. Both companies have key operations in the region being PacMin's Tarmoola mine and Gwalia's Sons of Gwalia mine.

Leonora Region



TARMOOLA
SONS OF GWALIA
Leonora
N
25
kilometres
Leonora
Laverton
Kalgoorlie
Perth
WESTERN AUSTRALIA
SGW Tenements
Pacmin Tenements
Greenstone Belt

In the Laverton region, PacMin controls 1,400 square kilometres of tenements immediately south of Gwalia's 1,600 square kilometres of tenements and applications. PacMin's tenements contain the recently commissioned Carosue Dam mine while Gwalia's tenements contain more than 1 million ounces of resources including the prospective Red October underground and Safari Bore resources.

Laverton Region


N
50
Kilometres
Laverton
Jasper Hills
RED OCTOBER
Butcher Well
Safari
CAROSUE DAM
Leonora
Laverton
Kalgoorlie
Perth
WESTERN AUSTRALIA
SGW Tenements
Pacmin Tenements
Greenstone Belt

- ***PacMin shareholders will benefit from the creation of significant financial and operating synergies***

Gwalia anticipates that the financial and operating benefits to be achieved from the combination of Gwalia and PacMin will include:

- Synergies and cost savings in the order of $8.0 million per annum. This estimate represents Gwalia's preliminary analysis of the value of the annual savings that are expected to be realised from the year commencing 1 July 2002 as a result of combining the companies and undertaking limited restructuring. In the forecast period to 30 June 2002, Gwalia estimates the value of synergies to be approximately $5.0 million;
- Additional operating synergies that may arise from the potential to further rationalise and optimise mining and milling operations in both the Leonora and Laverton regions; and
- The ability to combine the gold hedging positions of both companies to add significant flexibility in the optimisation of realised gold prices each year by the Combined Entity and in managing the risks inherent in future realised gold prices.

- ***PacMin shareholders will diversify their commodity exposure to include high growth tantalum, other advanced minerals and mineral sands***

In addition to an enhanced Gold Division Gwalia's Offer affords PacMin shareholders the opportunity to gain an investment exposure to Gwalia's profitable and growing Advanced Minerals Division.

The Advanced Minerals Division comprises:

- *Tantalum* – Gwalia is the world's leading supplier of tantalum, a metal whose properties make it attractive to the electronics, telecommunications and special alloys industries. Gwalia controls approximately 75% of the defined global reserve base and supplies approximately 30% of annual global demand from the world's two largest tantalum operations, Greenbushes and Wodgina, both of which are wholly owned by

Gwalia. Gwalia is currently undertaking major expansions of both the Greenbushes and Wodgina operations. These expansions are anticipated to cost $100 million and increase Gwalia's production to approximately 2.3 million pounds of tantalum per annum from the current 1.6 million pounds.

- *Mineral Sands* – Gwalia has a 50% interest in the Murray Basin Joint Venture which has recently commissioned the Wemen mineral sands operation in the Murray Basin of Victoria.

Gwalia also produces other Advanced Minerals such as lithium minerals and tin from its operations at Greenbushes. In addition, it produces silica sands from its 70% owned Kemerton Silica Sands operations near Bunbury in southern Western Australia.

- ***Gwalia is one of the top performing major resource companies on the ASX***

Gwalia is one of Australia's leading resource stocks with a market capitalisation on 10 September 2001 of approximately $927 million. Gwalia has been one of the top 10 performing major resource stocks in the ASX All Resources Index in the 12 months prior to this Bidder's Statement and has outperformed the ASX All Ordinaries Index and the ASX All Resources Index over the last 12 months as shown in the graph below.



Comparative Share Price Performance
200%
180%
160%
140%
120%
100%
80%
60%
Sep-00
Oct-00
Nov-00
Dec-00
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Gwalia
ASX All Resources
ASX All Ordinaries

Source: Bloomberg

- *Gwalia shares have significantly more trading liquidity than PacMin shares*

The lack of free float associated with the presence of Teck as an approximate 74% shareholder has historically limited the attraction of PacMin Shares to institutional shareholders. Gwalia benefits from its inclusion in the ASX/S&P 200 Index and its major position in the ASX Gold Index and has historically experienced significantly higher trading liquidity than PacMin. Should the Offer be successful it is likely that Gwalia's position in these indices and general trading liquidity may improve enabling PacMin shareholders to more easily realise the value of their holding in a timely manner should they so wish.

- *Gwalia management has a history of providing strong returns to its shareholders*

For the year ended 30 June 2001, Gwalia posted a record profit after tax and before abnormal items of $63.7 million. This result represented a 9% increase on the previous year and maintained Gwalia's historical performance of increasing profit after tax and before abnormal items over nine consecutive years.



GWALIA'S PROFITS AND EARNINGS PER SHARE
Profit (A$ million)
Profit after tax & before abnormals
EPS
EPS (cents per share
70
60
50
40
30
20
10
0
1993
1994
1995
1996
1997
1998
1999
2000
2001

Note: EPS has been calculated as profit after tax and before abnormal items divided by the weighted average number of shares on issue.

The result for the year ended 30 June 2001 represented a 19.9% return on shareholders funds.

In addition, Gwalia has a long history of paying dividends. Over the last 14 years Gwalia has made dividend and other distributions to its shareholders totalling 25 cents per share per annum. PacMin has not paid dividends in recent years.

HOW TO ACCEPT THIS OFFER

Sign and return the enclosed Offer acceptance form and post it in the pre-paid envelope supplied or return by facsimile to:

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St. George's Terrace
Perth WA 6000

Telephone: +61 8 9323-2000
Facsimile: +61 8 9323-2033

or

Instruct your broker or Controlling Participant to accept the Offer on your behalf if Your PacMin Shares are entered in the SCH (Chess) subregister.

Scheduled Closing Date is 15 October, 2001, unless extended.

If you require further information or wish to discuss any aspect of this Offer please contact either Carmen Kiggins or David Paull of Gwalia on +61 8 9263 5555 or visit the Gwalia website at www.sog.com.au

If you wish to discuss the procedures in relation to accepting this Offer, please contact the share registry, Computershare Investor Services on the telephone number set out above.

SECTION 1: PROFILE OF GWALIA

1.1 OVERVIEW

Gwalia is a Western Australian based mining company that listed on the ASX in 1983. Gwalia has two core business divisions, Gold and Advanced Minerals, which together provide the strategic platform for Gwalia to continue to deliver strong returns to its shareholders.

As at the day before the date of this Bidder's Statement, Gwalia had a market capitalisation of approximately $927 million.



Advanced Minerals Division
Port Hedland
Laverton Region
Leonora Region
Kalgoorlie
Southern Cross
Perth

Gold Division

The Gold Division is structured around two producing regions, Leonora and Southern Cross, and the strategic exploration region of Laverton, all in Western Australia. A strong focus on capital efficiency and cost control, together with a long established revenue hedging policy, has ensured that Gwalia's cash operating margins per ounce of gold produced are among the best in the Australian gold mining industry.

Advanced Minerals Division

The cornerstone of the Advanced Minerals Division is tantalum, a metal whose properties make it attractive to the electronics, telecommunications and special alloys industries. Gwalia maintains a dominant position in the tantalum industry, controlling approximately 75% of the defined global reserve base and supplying approximately 30% of global demand from the world's two largest tantalum operations, Greenbushes and Wodgina, in Western Australia, both of which are wholly owned by Gwalia.

Gwalia's Greenbushes operation also produces lithium minerals and tin.

Gwalia's other Advanced Minerals interests comprise a 70% interest in the Kemerton Silica Sands operation, a 50% interest in the Murray Basin Joint Venture, which produces zircon, rutile and ilmenite, and a 19.9% interest in the minerals sands explorer BeMax Resources NL.

1.2 GOLD DIVISION

Gwalia's Gold Division Summary				
Reserves:	22.6 million tonnes at 3.1g/t for 2.27 million ounces			
Resources:	62.2 million tonnes at 3.2g/t for 6.30 million ounces			
Year ended 30 June 2001 :				
Production ounces:	438,166		Revenue:	$282.9 million
Realised gold price:	$646/oz		EBIT:	$63.6 million
Cash cost of production:	$351/oz			
Cash margin:	$295/oz			

Note: Resources are in addition to reserves
Reserves and resources calculated as at 30 June 2001

Leonora Region

The Sons of Gwalia mine and milling facilities are located south of Leonora in the North Eastern Goldfields, about 235 kms north of Kalgoorlie in Western Australia. The Sons of Gwalia mine commenced as an underground operation in 1897. The original underground mine was closed in 1963 after producing over 2.5 million ounces of gold. Gwalia commenced open pit mining in 1984 and, on closure of the open pit in January 1999, had produced over 1.3 million ounces of gold. Mining has continued at the Sons of Gwalia mine, predominantly through new underground operations, which commenced in 1999 and from a number of smaller satellite mines to supplement ore feed.

As at 30 June 2001 gold reserves and resources for the Leonora region were estimated at 970,000 ounces and 3.3 million ounces respectively.

During the year ended 30 June 2001, the Leonora region produced a total of 195,875 ounces of gold at an average cash cost of $269 per ounce. The major ore sources during the year were the high grade Red October and Kailis open pits and the Sons of Gwalia underground mine. The Red October open pit was completed in June 2001 and treatment of Kailis stockpiles will be completed in the September 2001 quarter.

During the year ended 30 June 2001, the Southern Cross region produced a total of 203,243 ounces of gold, at an average cash cost of $421 per ounce. The major ore sources during the year were the Marvel Loch open pit, and the Yilgarn Star and Golden Pig underground mines. Gwalia also produced 39,048 ounces at an average cash cost of $387 per ounce from the treatment of stockpiles from the Bullfinch mill which was closed during the June 2001 quarter. Gwalia's target production rate in the Southern Cross region remains 250,000 ounces of gold per annum at an average cash cost of $350 per ounce. The major ore sources for the year ending 30 June 2002 will be the Marvel Loch open pit and the Golden Pig, Great Victoria and Yilgarn Star underground mines.

In the March 2001 quarter, Gwalia completed the acquisition of third party interests in the Southern Cross region to complete a consolidation process that began in 1996 with the merger with Burmine Limited and the takeover of Gasgoyne Gold Mines NL and Orion Resources NL. Gwalia now dominates ownership and management of tenements in the Southern Cross region. This has enabled it to undertake a rationalisation programme which will result in:

- increased flexibility in ore supply to Gwalia's Marvel Loch processing facility which was recently upgraded from 2.0 mtpa to 2.6 mtpa; and
- a reduction in operating costs due to economies of scale and the closure of the high cost Star mill.

The full benefits of the on-going rationalisation programme are expected to be realised in the second half of the year ending 30 June 2002.

In addition, Gwalia's recent consolidation of the Southern Cross region has facilitated a review of all known resources and prospects in the area. Recent work has provided significant encouragement for the long term potential of the region. In particular, recent drilling and geological interpretation suggest the potential for a significant underground mine to be developed beneath the Marvel Loch open pit. A pre-feasibility study on the Marvel Loch underground potential is currently underway with results expected in the second half of the year ending 30 June 2002.

Gold Division – Exploration

Gold exploration in the year ended 30 June 2001 was focussed in the Leonora, Laverton and Southern Cross regions. Expenditure on gold exploration was $14.7 million, which was in addition to the $14 million spent on minesite reserve and resource delineation. During the year ended 30 June 2001, Gwalia's exploration and resource development programme added in excess of 800,000 ounces of gold in various resource categories to Gwalia's resource base.

In the Southern Cross and Leonora regions the exploration focus has been to find and define new gold resources for development as satellite mine ore feed for Gwalia's Marvel Loch and Sons of Gwalia processing facilities.

In the Laverton region, the strategic focus of Gwalia is to define economic resources in the southern part of the area to develop a mineable reserve base sufficient to justify a stand-alone processing plant. The initial target is a reserve base capable of supporting a minimum five year operation producing 75,000 to 100,000 ounces of gold per annum.

1.3 ADVANCED MINERALS

Gwalia's Advanced Minerals Division includes tantalum, mineral sands and silica sands operations. Earnings for the Advanced Minerals Division are dominated by tantalum and this dominance is expected to continue as Gwalia expands these key operations.

Tantalum

Overview

The electronics industry is the single largest consumer of tantalum, accounting for approximately 60% of total demand. Tantalum's major application in the electronics industry is in the manufacture of capacitors which are devices that regulate the flow of electricity within an integrated circuit. Tantalum capacitors are found in many everyday devices such as mobile phones, video cameras, computer games, laptop computers and in the electronic circuit boards of automobiles.

Another fast growing application for tantalum is as an alloy in the manufacture of turbine blades for power stations and jet engines. Tantalum improves the structural integrity of the blades enabling the turbines to operate at higher temperatures, thereby increasing their fuel efficiency.

New applications for tantalum are being regularly developed as materials scientists become aware of how its unique properties can be applied in the design of new products and to improve the performance of existing products.

Gwalia is the world's leading supplier of tantalum controlling approximately 75% of the defined global reserve base and supplying approximately 30% of global demand from its two wholly owned and operated Greenbushes and Wodgina operations in Western Australia. A summary of Gwalia's tantalum reserve and resource positions is included in the table below.

Advanced Minerals Division Summary	
Reserves	
Greenbushes	91 million tonnes at 226 g/t Ta_2O_5 for 45 million pounds
Wodgina	65 million tonnes at 371 g/t Ta_2O_5 for 53 million pounds
Total	**156 million tonnes at 286 g/t Ta_2O_5 for 98 million pounds**
Resources	
Greenbushes	109 million tonnes at 216 g/t Ta_2O_5 for 52 million pounds
Wodgina	19 million tonnes at 177 g/t Ta_2O_5 for 7 million pounds
Total	**128 million tonnes at 210 g/t Ta_2O_5 for 59 million pounds**

Note: Resources are in addition to reserves
Resources and reserves are calculated as at 31 March 2001

Greenbushes Tantalum and Lithium Mine

The Greenbushes Mine is the world's largest tantalum producing operation. It is located in the southwest of Western Australia, approximately 250 kilometres south of Perth. The mine produces tantalum, tin and lithium products. The Greenbushes pegmatite contains the largest hard rock tantalum resource in the world and the highest grade and largest lithium mineral resource in the world.

Tantalum production in the year ended 30 June 2001 from Greenbushes was a record 938,867 pounds.

Wodgina Tantalum Mine

The Wodgina Tantalum mine is the world's second largest tantalum producing operation after Greenbushes. It is located approximately 100 kilometres from Port Hedland, in the Pilbara region of northern Western Australia.

The Wodgina operations include an open pit mine and associated processing plant. Record tantalum production of 686,497 pounds was recorded by Wodgina in the year to 30 June 2001.

Historical tantalum production from the Greenbushes and Wodgina operations is set out in the table below:

Financial Year Ended 30 June Tantalum	**1998**	**1999**	**2000**	**2001**
Greenbushes (lbs)	726,747	741,050	693,661	938,867
Wodgina (lbs)	150,534	187,483	418,306	686,497
Total Tantalum Production (lbs)	**877,281**	**928,533**	**1,111,967**	**1,625,364**

Note: 1998 figures adjusted to include full year production figures following Gwalia's merger with Gwalia Consolidated Limited

On 20 July 2000 Gwalia announced that it would undertake major expansions of production at both its Greenbushes and Wodgina operations to increase production at Greenbushes to over 1.3 million pounds per annum and Wodgina to 1.0 million pounds per annum. These expansions, which are in progress, are both on time and on budget. The total capital expenditure in respect of these expansions is expected to be approximately $100 million over the period to final completion in July 2002. This will increase Gwalia's production to approximately 2.3 million pounds of tantalum per annum from the current 1.6 million pounds. Preliminary scoping studies have confirmed the technical and financial viability of increasing production to 5.0 million pounds by 2006 should global demand so require.

Marketing

Gwalia has entered into long term take or pay contracts in respect of all its current and projected tantalum production over the next 5 years with its two major customers, Cabot Corporation and H.C. Starck (a division of the Bayer Group, Germany). These contracts, which are negotiated on a rolling basis, have been in place for over eleven years.

Murray Basin Joint Venture

The Joint Venture between Gwalia (50%) and the RZM-Cable Sands Group (50%) is exploring a 6,000 square kilometre tenement holding in the central part of the Murray Basin in Victoria and New South Wales for mineral sands deposits.

The Joint Venture recently commissioned the Wemen mineral sands mining and processing operation near Mildura in Victoria. The project has an estimated mine life of approximately six years with annual average production estimated at 30,000 tonnes of rutile and 10,000 tonnes of zircon.

During the year ended 30 June 2001 substantial drilling programs were undertaken on known strandlines which form the basis for a number of new and revised resource estimates. As a result the resource inventory for the Murray Basin Joint Venture increased from 5 to 14.1 million tonnes of heavy minerals across a number of deposits. The Joint Venturers continue to assess the viability of an expansion to existing operations, subject to market conditions, to produce 300,000 to 400,000 tonnes per annum of heavy mineral concentrates in various forms.

Gwalia also holds 19.9% of BeMax Resources NL, which owns 75% of both the Gingko and Snapper deposits in the Murray Basin.

Other Advanced Minerals

Gwalia produces other Advanced Minerals such as lithium minerals and tin from its operations at Greenbushes. In addition, it produces silica sands from its 70% owned Kemerton Silica Sands operation near Bunbury in southern Western Australia.

Lithium Minerals

Gwalia is the world's dominant supplier of lithium minerals, with approximately 60% of the world market. Gwalia's Greenbushes mine contains the highest grade and largest lithium mineral resource in the world.

There are two main markets for lithium, namely, the chemical and mineral markets. Gwalia operates in the minerals market, which represents approximately 15% of total lithium demand.

Lithium minerals are used mainly in glass and ceramics manufacturing processes as a flux, to improve forming properties, reduce viscosity, improve strength and reduce the coefficient of expansion in thermal shock cookware. Lithium minerals are an essential ingredient in the production of heat resistant glass and pyroceramics.

Silica Sands

Gwalia operates the Kemerton Silica Sand mine near Bunbury in Western Australia. Gwalia owns 70% of the operation with the remainder being owned by Itochu Corporation and Tochu Co. Ltd, the latter being one of the largest suppliers and distributors of silica sand in Japan.

The Kemerton project is based on a large, high quality silica deposit. It is unique in that it is a feldspathic (a natural blend of silica and feldspar) sand containing high quantities of alumina, suitable for glass manufacture. It is mainly used in the glass industries in applications such as television tubes and glass containers. New developments are possible in the sheet glass industry.

Production was 427,650 tonnes of high-grade silica sand in the financial year ended 30 June 2001.

1.4 DIRECTORS

Director	Age	Background
Peter K Lalor, LL.B Executive Chairman	59	Mr Lalor joined Gwalia as Managing Director when it was formed in 1982 and was appointed Executive Chairman in April 1997. He is a Director of the World Gold Council, Gold Corporation of Australia, Western Australian Government State Development Forum, President of the Chamber of Minerals and Energy of Western Australia (Incorporated) and a Director and Vice-President of the Minerals Council of Australia.
Mark Cutifani, B.Eng (Hons), FAusIMM Managing Director and Chief Executive Officer	43	Mr Cutifani joined Gwalia in March 2000 as Managing Director and Chief Executive Officer. Prior to joining Gwalia, he worked for various mining companies in senior management positions including Normandy Mining Limited, Western Mining Corporation Limited, Savage Resources Limited, Kalgoorlie Consolidated Gold Mines and CRA. His experience covers a broad range of commodities including gold, nickel, coal and other minerals. His experience also involves senior management positions on both the operational side as well as the business development side. Mr Cutifani is a member of the AusIMM Valmin Advisory Committee, Safety and Health Committee and the CSIRO Mineral Exploration and Mining Sector Advisory Committee.
Christopher J Lalor, LL.B Executive Director, Legal and Commercial	56	Mr Lalor joined Gwalia when it was formed in 1982. He is a Director of Pacific Wildcat Resources Corporation and an Alternate Director for the World Gold Council.
Professor Malcolm Richmond, B.Sc (Hons), B.Com Non – Executive Director	56	Professor Richmond was appointed as a Non-Executive Director of Gwalia in August 2000. Professor Richmond spent 30 years with the Rio Tinto Group. He is Deputy Chairman of the Australian Minerals Research Council, Non-Executive Director of Amdel Limited, Chairman of the Resources Institute of Western Australia and a Non-Executive Director of Pima Mining NL and SAMAG Limited. Mr Richmond is an Associate of AusIMM and the Strategic Planning Institute in the US. Professor Richmond is Professorial Fellow jointly to the Curtin Business School, the Division of Engineering and Science, and the WA School of Mines at Curtin University of Technology.
Tom Lang, FCA Non- Executive Director	65	Mr Lang was appointed as a Non-Executive Director of Gwalia in November 1998. He is a Chartered Accountant who was senior partner in the Perth Office of Deloitte Touche Tohmatsu until his retirement in 1989. He is Chairman of Gold Estates (1903) Limited (a subsidiary of Foreign and Colonial Investment of the UK) and the Construction Industry Long Service Leave Board of Western Australia. He is also a Director of Service Finance Corporation Ltd.

1.5 FINANCIAL PERFORMANCE

Gwalia's historical 5 year financial performance is detailed as follows:

Financial Year Ended, June 30	1997	1998	1999	2000	2001
OPERATING RESULTS:					
Operating revenue	363.7	421.6	384.0	378.8	428.9
EBITDA	**123.7**	**121.1**	**113.4**	**132.5**	**150.6**
EBIT	83.3	90.8	77.2	94.2	102.9
Interest expense	12.4	10.4	9.2	10.6	16.3
Profit before tax and abnormal items	70.9	80.4	68.0	83.6	86.6
Taxation expense	28.4	30.3	13.4	25.3	22.9
Profit after tax before abnormal items	42.5	50.1	54.6	58.3	63.7
Abnormal items (net of tax)	(167.8)	12.7	(26.6)	1.3	-
NPAT	**(125.3)**	**62.8**	**28.0**	**59.6**	**63.7**
BALANCE SHEET:					
Total Assets	372.3	477.2	457.0	544.9	732.9
Net Assets	138.1	198.3	208.8	250.7	320.6
Total Debt	181.5	139.0	140.9	157.8	241.9 [(1)]
Number of Shares on Issue (millions)	102.5	111.2	113.9	116.3	121.7
PERFORMANCE MEASURES:					
EPS (cents per share)	(125.5)	60.0	24.9	52.0	53.9
Pre Abnormals EPS (cents per share)	38.5	48.3	48.5	50.9	53.9
DPS (cents per share)	25 [(2)]	25	25	25	25
Gearing (net debt/net debt & equity) (%)	53%	32%	37%	34%	34%
Market Capitalisation	488.9	444.8	453.3	610.6	1,103.8

Notes:

1. Gwalia secured long term (10 years) US dollar funding through the issue of US$120 million of Senior Notes repayable between November 2006 and November 2010.
2. A Capital Return of 12.5 cents per share was paid in lieu of the final dividend for the year ended 30 June 1997.

1.6 GWALIA GOLD AND FOREIGN EXCHANGE HEDGING POLICY AND POSITIONS

Hedging Policy

Gwalia actively undertakes hedging activities with respect to gold bullion prices, foreign currency exchange rates and interest rates. The purpose of this hedging activity is to insulate and protect Gwalia's cash flows from adverse movements in these key variables.

No hedging protection is required in respect of tantalum production as Gwalia sells all of its tantalum production under long term, fixed price, take or pay contracts which it re-negotiates on a rolling basis with its customers.

Gwalia's gold bullion hedging policy provides for the commitment of up to a maximum of 90% of estimated gold reserves at any one time. Gwalia utilises a variety of sophisticated gold bullion hedging products such as put options, convertible put options, forward sales, call options and other instruments to manage its gold bullion price risk as and when suitable opportunities arise in the bullion market.

With respect to foreign currency hedging, Gwalia seeks to protect its operations against adverse movements in exchange rates, primarily the Australian dollar/US dollar exchange rate. Gwalia actively manages its foreign exchange positions on regular intervals with the aim of ensuring that contractual hedging obligations are adequately and appropriately matched to the expected receipts of US dollar revenues arising from its Gold and Advanced Minerals Divisions.

These gold and foreign exchange hedging policies are designed to secure expected revenues in Australian dollar terms that, together with careful operating cost management, will secure profitability, cash flow and shareholder returns.

Gold Hedging Positions

As at 31 August 2001 the following Gold Division hedging positions were in place:

Australian Dollar Gold Hedging Profile								
	Puts		Convertible Puts		Forward Sales		Total	
	Ozs	Strike price A$/oz	Ozs	Strike price A$/oz	Ozs	Fwd price A$/oz	Ozs	Hedged price A$/oz
2001/02	323,190	$ 607	-	$ -	10,000	$ 668	333,190	$ 609
2002/03	335,500	$ 601	-	$ -	17,500	$ 591	353,000	$ 600
2003/04 *	341,000	$ 677	-	$ -	-	$ -	341,000	$ 677
2004/05 *	214,500	$ 642	-	$ -	91,500	$ 607	306,000	$ 632
2005/06	308,833	$ 602	-	$ -	180,087	$ 558	488,920	$ 586
2006/07	252,333	$ 608	30,000	$ 640	41,701	$ 628	324,034	$ 613
2007/08	267,334	$ 606	-	$ -	127,871	$ 633	395,205	$ 615
2008/09	254,500	$ 608	-	$ -	39,000	$ 637	293,500	$ 612
TOTAL	**2,297,190**	**$ 619**	**30,000**	**$ 640**	**507,659**	**$ 601**	**2,834,849**	**$ 616**

* Includes application of Variable Price Overlay and Forward calculations @ A$513/oz

US Dollar Gold Hedging Profiles								
	Puts		Convertible Puts		Forward Sales		Total	
	Ozs	Strike price US$/oz	Ozs	Strike price US$/oz	Ozs	Fwd price US$/oz	Ozs	Hedged price US$/oz
2001/02	-	-	-	-	24,000	$ 378	24,000	$ 378
2002/03	-	-	-	-	24,000	$ 378	24,000	$ 378
2003/04	-	-	-	-	62,600	$ 368	62,600	$ 368
2004/05	-	-	-	-	109,400	$ 339	109,400	$ 339
2005/06	-	-	-	-	43,580	$ 324	43,580	$ 324
2006/07	-	-	-	-	226,966	$ 324	226,966	$ 324
2007/08	-	-	-	-	56,795	$ 324	56,795	$ 324
2008/09	-	-	-	-	-	-	-	-
TOTAL	-		-	-	**547,341**	**$ 336**	**547,341**	**$ 336**

Gwalia, as at 31 August 2001, had outstanding 616,710 ounces in sold call options. The average strike rates were A$535 (541,610 ounces) and US$324 (75,100 ounces).

Gold Related Foreign Exchange Positions

As part of its Gold Division hedging program, Gwalia has also sold forward US$35 million between 2004/5 to 2005/06 at exchange rates between A$1.00:US$0.62 and A$1.00:US$0.70. As well, Gwalia has US$79 million of sold contingent US dollar call options, maturing between September 2001 and May 2005 outstanding at 31 August 2001, at an average exchange rate of A$1.00:US$0.71 and are contingent on the Australian dollar trading at certain specified levels immediately prior to each option expiry date.

Gwalia's foreign exchange relating to gold hedging positions as at 31 August 2001 are summarised as in the following table:

	Forward Sales US$m	Sold US$ Call Options US$m	Sold Contingent US$ Call Options US$m
Gold Division			
Maturing to 31 December 2002	-	-	30
Maturing after 1 January 2003	35	-	49
Total	**35**	**-**	**79**

The mark to market value of Gwalia's gold hedge book at 31 August 2001 based on a US dollar gold price of US$273 per ounce and a AUD/USD exchange rate of $1.00:US$0.5317, was $169 million "out-of-the-money". In addition, the foreign exchange book relating to gold was "out-of-the-money" by $63 million.

Advanced Minerals Foreign Exchange Hedging Positions

As at 31 August 2001, Gwalia had US$576 million in US dollar hedging contracts for delivery between September 2001 to June 2007 at an average exchange rate below A$1.00:US$0.69. These contracts are specific hedges which cover a proportion of US dollar revenues from contracted "take or pay" tantalum sales contracts. Also outstanding are sold US dollar call options amounting to US$282 million at an average exchange rate of A$1.00:US$0.69. These contracts mature between September 2001 and December 2004. A further US$326 million of contingent US dollar call options have been sold at an average exchange rate below A$1.00:US$0.72. These contracts expire between September 2001 and June 2006 and are contingent on the Australian dollar trading at certain specified levels immediately prior to each contract expiry date.

The total of these commitments, should all contingent commitments be triggered, represents slightly over half of Gwalia's projected Advanced Minerals Division US dollar revenues over the next ten years.

In the period to December 2002, Gwalia anticipates delivering over US$200 million revenue into its foreign exchange contracts in satisfaction of contractual commitments for that period. Beyond 2002, Gwalia expects to deliver a minimum of US$175 million per annum into its foreign exchange contracts as and when they fall due.

Gwalia expects to deliver its US dollar revenues into its foreign exchange contracts, over the next five years, at an average price of between US$0.69 and US$0.71.

Gwalia's foreign exchange hedging positions relating to Advanced Minerals positions as at 31 August 2001 are summarised as in the following table:

	Forward Sales US$m	Sold US$ Call Options US$m	Sold Contingent US$ Call Options US$m
Advanced Minerals Division			
Maturing to 31 December 2002	89	59	43
Maturing after 1 January 2003	487	223	283
Total	576	282	326

The mark to market value of Gwalia's Advanced Minerals Division foreign exchange book as at 31 August 2001 was $471 million "out of the money" using the prevailing spot exchange rate of A$1.00:US$0.5317.

None of the above foreign exchange contracts, nor the gold hedging facilities are subject to margin calls.

SECTION 2: PROFILE OF PACMIN

The disclosures concerning PacMin made in this section of the Bidder's Statement are based on information which PacMin has made public. Accordingly, subject to the Corporations Act, Gwalia takes no responsibility for the content or the accuracy and completeness of the information. PacMin has not consented to the inclusion of the information in this Bidder's Statement and takes no responsibility for the information provided in this section.

2.1 OVERVIEW

PacMin is an Australian based gold mining company that owns and operates two gold mines, namely Tarmoola and Carosue Dam, in the Leonora and South Laverton regions in Western Australia. PacMin's gold reserves and resources as at 30 June 2001 were 2.47 million ounces and 6.6 million ounces respectively.

PacMin is approximately 80% owned, on a fully diluted basis, by Teck, based in Vancouver, Canada, which is currently one of the largest North American base metals mining companies.

2.2 TARMOOLA GOLD MINE

The Tarmoola gold mine, PacMin's main operating asset, is situated 30 km north of Gwalia's 100% owned and operated Sons of Gwalia gold mine. For the year ended 30 June 2001 the operation produced 155,447 ounces of gold at a cash cost of $382 per ounce. This compares to production of 230,357 ounces of gold at a cash cost of $287 per ounce in the year ending 30 June 2000. PacMin has stated that the lower result for 2001 reflected a number of events during the year including the delayed timing of the Tarmoola North-4 cutback which adversely impacted ore grade. The Tarmoola mill, upgraded by PacMin in early 1999, is now running at an annualised rate of approximately 3.4 million tonnes per annum.

PacMin's total gold reserves and resources for Tarmoola as at 30 June, 2001 stood at 1.4 million ounces and 3.5 million ounces respectively.

The regional exploration holdings at Tarmoola cover an area of 1,100 square kilometres over the highly prospective Keith-Kilkenny Tectonic Zone. This structural zone hosts a number of multi-million ounce deposits including Tarmoola, Sons of Gwalia and the more recently discovered Thunderbox deposit.

2.3 CAROSUE DAM GOLD MINE

The Carosue Dam gold mine is located approximately 110 kilometres north-east of Kalgoorlie in the Pinjin area of the Eastern Goldfields of Western Australia. PacMin holds granted mining leases and exploration tenements covering over 1,400 square kilometres of this prospective and under explored region.

Carosue Dam was successfully commissioned by PacMin on budget and ahead of schedule in November 2000 at a capital cost of approximately $45 million. The current mill throughput rate is 2.2 million tonnes per annum. Gold production over the period since start-up in November 2000 to 30 June 2001 was 65,592 ounces at a cash cost of $338 per ounce. PacMin has stated that gold production is expected to average between 110,000 to 140,000 ounces per annum at mill throughput rates of 2.0 mtpa over an 8 year mine life.

PacMin's total gold reserves and resources for Carosue Dam as at 30 June, 2001 stood at 1.07 million ounces and 2.4 million ounces respectively.

An extensive tenement position has been assembled by PacMin over the prospective stratigraphic and structural corridor to the north and south of the Carosue Dam development.

2.4 OTHER PACMIN EXPLORATION INTERESTS

In addition to exploration interests at Tarmoola and Carosue Dam, PacMin also has other exploration interests which include:

- a right to earn a 33% joint venture interest in the recently discovered high-grade Chariot deposit in the Tennant Creek region of the Northern Territory; and

- a 15.4% interest in Northern Gold NL, an ASX listed company, which holds a large ground position in the Pine Creek region of the Northern Territory covering approximately 900 square kilometres.

SECTION 3: GWALIA'S INTENTIONS

GWALIA'S INTENTIONS

3.1 This clause sets out Gwalia's intentions concerning:

(a) the continuation of the business of PacMin;

(b) any major changes to be made to the business of PacMin, including any redeployment of the fixed assets of PacMin; and

(c) the future employment of the present employees of PacMin.

3.2 Gwalia's intentions are based on its review of publicly available information about PacMin and the information referred to in section 7.6B. However, final decisions will be made following the results of the review referred to in paragraph 3.5 and the implementation of any decision will, in any event, be subject to paragraph 3.7.

3.3 If Gwalia acquires not less than 50% of the PacMin Shares following the close of the Offers, Gwalia intends to seek the appointment of nominees of Gwalia as directors of PacMin. In seeking these appointments Gwalia will take into account the percentage holding of PacMin Shares that Gwalia has at the end of the Offer Period.

3.4 If at the end of the Offer Period the compulsory acquisition pre-requisites are satisfied:

(a) Gwalia intends to dispatch notices to all dissenting offerees to compulsorily acquire the outstanding PacMin Shares held by them and Gwalia will seek to compulsorily acquire any other PacMin Securities then on issue; and

(b) Gwalia will seek the removal of PacMin from the official list of ASX.

3.5 (a) Gwalia intends, at the end of the Offer Period, to conduct a strategic and financial review of PacMin. This review, which is estimated by Gwalia to take approximately 3 months, will consider:

- the best method to achieve each of the objectives referred to in paragraph 3.6(b) having regard not only to PacMin's business and operations but also the business and operations of Gwalia; and

- how the business and operations of each company lend themselves to be managed most effectively within a single group.

(b) Until a decision is made on these matters following the review, Gwalia is committed to continuing the operations of PacMin (except PacMin's corporate functions which will be integrated with Gwalia's corporate functions as soon as practicable following the end of the Offer Period) as going concerns and Gwalia will maintain the required capital support, management resources and the existing employment of current employees.

(c) Gwalia expects the implementation of the objectives referred to in paragraph 3.6:

- will result in the benefits for the merged group which are referred to in section 4.2; and

- may result in the employment of some PacMin employees not continuing if they cannot be redeployed within the Combined Entity. In that event those employees will be paid appropriately in relation to severance and termination benefits.

3.6 (a) PacMin's corporate head office is located in Perth and, to Gwalia's knowledge, PacMin has a small number of employees working at that office. Gwalia intends to integrate PacMin's head office functions and to relocate all such functions to Gwalia's corporate head office in West Perth. Gwalia will seek to redeploy the services of those employees into the merged head office functions at Gwalia's corporate head office. However, such redeployment may not be possible and cannot be guaranteed. Accordingly, the employment of some of these PacMin employees may not be continued and, in that event, they will be paid appropriate severance and termination benefits.

(b) The gold mining operations of both companies in the Leonora and Laverton regions of Western Australia are to be the subject of the review referred to in paragraph 3.5. Subject to the outcome of such review, Gwalia intends to:

- rationalise the mining and associated operations of both companies in the two regions. The rationalisation will likely result from:

  - combining the management of milling operations of both companies in each region. The milling operations include crushing, milling and extraction of gold from ore. It is intended in relation to the operations conducted in the Leonora region that ore will eventually be trucked to one facility in that region;

  - reducing the number of employees or contractors involved in the mining operations in each region as a result of the operations being combined.

- reduce future capital expenditure on Gwalia's treatment facilities at Leonora and associated administration and overhead costs;

- combine the exploration, technical and operating management of both companies including regional management to achieve synergy benefits and cost savings; and

- capitalise on the combined purchasing power and resources of both companies to achieve reductions in consumable costs and other supply related activities on the basis of increased volumes and enhanced logistics.

3.7 The steps referred to in paragraph 3.6 (including undertaking the strategic and financial review of PacMin) can only be implemented if agreed by the board of PacMin. The implementation of these steps is subject to the directors of PacMin complying with all legal and regulatory requirements and their fiduciary and statutory duties. In particular, and without in any way limiting the generality of the foregoing, the PacMin directors may only implement any step proposed by Gwalia if they consider the step to be in the best interests of PacMin and the PacMin shareholders and subject to satisfying all legal requirements.

SECTION 4: EFFECT OF THE PACMIN ACQUISITION ON GWALIA

4.1 OVERVIEW

The acquisition of PacMin is consistent with Gwalia's long established strategy to maximise capital efficiency and shareholder returns from its Gold Division. The acquisition will effectively double the size of Gwalia's Gold Division and establish an operating entity that is significant in scale in relation to the Australian gold industry.

4.2 SYNERGIES AND FINANCIAL BENEFITS

Gwalia anticipates that the financial and operating benefits to be achieved from the combination of Gwalia and PacMin will include:

- Synergies and cost savings in the order of $8.0 million per annum. This estimate represents Gwalia's preliminary analysis of the value of the annual savings that are expected to be realised from the year commencing 1 July 2002 as a result of combining the companies and undertaking limited restructuring. In the forecast period to 30 June 2002, Gwalia estimates the value of synergies to be approximately $5.0 million;
- Additional operating synergies that may arise from the potential to further rationalise and optimise mining and milling operations in both the Leonora and Laverton regions; and
- The ability to combine the gold hedging positions of both companies to add significant flexibility in the optimisation of realised gold prices each year by the Combined Entity and in managing the risks inherent in future realised gold prices.

Annual synergies are expected to comprise:

	$ million
Elimination of duplicated corporate / regional offices / stock exchange listings	2.5
Exploration expenditure reductions	1.0
Consolidation of technical and operating management	2.5
Enhanced logistics	2.0
Total annual synergies	**8.0**

4.3 FINANCIAL INFORMATION

For the purposes of assessing the effect of the Offer on Gwalia, the following financial information ("Financial Information") has been prepared:

- Pro Forma Consolidated Balance Sheets for the Combined Entity as at 30 June 2001 assuming the acquisition of PacMin was effective as at 30 June 2001 (**Merged Balance Sheets**); and

- Earnings Forecast for Gwalia for the year ending 30 June 2002 and the Pro Forma Earnings Forecasts for the Combined Entity for the year ending 30 June 2002 (**Merged Forecasts**). The Merged Forecasts assume the acquisition of PacMin is effective from 1 July 2001.

The Merged Balance Sheets and the Merged Forecasts have been compiled on the basis of two ownership scenarios:

- Gwalia acquires 100% of PacMin; and

- Gwalia acquires 75% of PacMin, reflecting Teck's current ownership of approximately 74% of PacMin's ordinary shares on issue.

In relation to the Merged Balance Sheets and the Merged Forecasts, PacMin shareholders should take into account the following matters:

- the Merged Balance Sheets are unaudited and assume that the acquisition occurred as at 30 June 2001. They are based on the preliminary annual results that Gwalia lodged with ASX on 15 August 2001 and the audited financial statements of PacMin lodged with ASX on 11 September 2001. Gwalia is advised by Ernst & Young, who are the auditors for both Gwalia and PacMin, that Ernst & Young have completed the audit of PacMin and have completed their audit procedures in relation to the year ended 30 June 2001 for Gwalia and that they do not believe there will be any material amendments to Gwalia's Financial Statements compared to the preliminary annual results which have been lodged by Gwalia with ASX. PacMin has not consented to Gwalia including information about PacMin in this section 4 and takes no responsibility for it.

- the Merged Forecasts are unaudited pro forma forecast for the 12 month period to 30 June 2002. As the effective date of Gwalia's acquisition of PacMin did not occur on 1 July 2001 and will not occur until the Share Bid is successful (which is an unknown date) the Merged Forecasts do not represent the likely reported earnings of the Combined Entity for the 12 month period ending 30 June 2002. This is because Gwalia will not be able to consolidate its current year's earnings with PacMin's current year's earnings until the effective date of the PacMin acquisition;

- there are factors which are outside the control of Gwalia which may materially affect the likelihood of achieving the forecasts. These factors include the risks associated with operating the businesses of Gwalia and PacMin, the most significant of which are referred to in section 8 of this Bidder's Statement;

- the assumptions which Gwalia has made for the purpose of preparing the Merged Balance Sheets, the earnings forecast for Gwalia and the Merged Forecasts may not remain valid. Those assumptions are regarded by Gwalia as being reasonable at the date of this Bidder's Statement, based on the information known to Gwalia as at that date. The assumptions are included in the Merged Balance Sheets, the earnings forecast for Gwalia and the Merged Forecasts to assist PacMin shareholders to assess the reasonableness of Gwalia's views in this regard, not for the purpose of representing that outcomes or assumptions will occur;

- the financial information in respect of PacMin, which is incorporated into, or forms part of, the Merged Balance Sheets and the Merged Forecasts has been sourced by

Gwalia from publicly available historical information concerning PacMin. Gwalia assumes the accuracy and completeness of such information and has not independently verified it for the purpose of preparing the Merged Balance Sheets and the Merged Forecasts;

- the Merged Forecasts provide a range of NPAT and EPS (as indicated in the table in section 4.5) for the Combined Entity. However, note 2 to the table reflects Gwalia's directors' best estimate of NPAT and EPS for the Combined Entity, based on the information known to Gwalia as at the date of this Bidder's Statement;

- PacMin shareholders should be aware that actual outcomes may differ in quantum or timing to those assumed in the Merged Forecasts and that may have a positive or negative effect (which may be a material effect) on the forecast information;

- the Merged Balance Sheets, the earnings forecast for Gwalia and Merged Forecasts do not constitute a representation that future profits or other matters will be achieved by Gwalia or the Combined Entity. They are included for the purpose of assisting PacMin shareholders to consider the likely financial effect on Gwalia of the PacMin bid being successful.

- The Merged Balance Sheets, the earnings forecast for Gwalia and the Merged Forecasts have been reviewed by Ernst and Young, which has concluded, in the context of the scope of its report which is attached as Annexure A to this Bidder's Statement, that nothing has come to its attention causing it to believe that they have not been properly compiled on the basis of the underlying assumptions or that the assumptions do not provide a reasonable basis for the Merged Balance Sheets, the earnings forecast for Gwalia and the Merged Forecasts.

4.4 PROFORMA MERGED BALANCE SHEETS FOR THE COMBINED ENTITY

The Merged Balance Sheets for the Combined Entity represent what the Gwalia balance sheet would have looked like as at 30 June 2001 if, at 30 June 2001, Gwalia had owned either 100% of PacMin or 75% of PacMin.

Merged Balance Sheets

Year ended 30 June 2001 ($ million)	Gwalia	Combined Entity (100%)	Combined Entity (75%)
Current Assets			
Cash & Bullion	75.7	89.2	89.2
Other Current Assets	85.2	100.0	100.0
Total Current Assets	160.9	189.2	189.2
Non-Current Assets			
Property, Plant & Equipment	141.6	210.2	210.2
Exploration Properties	148.0	200.2	200.2
Mining Interests	234.3	460.1	460.1
Investments and Other	48.1	74.7	74.7
Total Non-Current Assets	572.0	945.2	945.2
Total Assets	732.9	1,134.4	1,134.4
Current Liabilities			
Creditors	58.7	96.0	96.0
Borrowings	2.6	58.5	58.5
Provisions	21.2	26.8	26.8
Total Current Liabilities	82.5	181.3	181.3
Non Current Liabilities			
Borrowings	239.3	364.5	364.5
Provisions	90.5	123.5	123.5
Other	-	1.6	1.6
Total Non-Current Liabilities	329.8	489.6	489.6
Total Liabilities	412.3	670.9	670.9
Net Assets	320.6	463.5	463.5
Shareholders' Equity			
Share Capital and Reserves	218.7	361.6	325.9
Retained Profits / (Losses)	101.5	101.5	101.5
Total Parent Entity Interest in Shareholders' Equity	320.2	463.1	427.4
Outside Equity Interest	0.4	0.4	36.1
Total Shareholders' Equity	320.6	463.5	463.5

The Merged Balance Sheets should be read in conjunction with the accompanying notes:

1. The Gwalia balance sheet is that announced by Gwalia to ASX on 15 August 2001 as part of its financial report for the year ended 30 June 2001. The Merged Balance Sheets for the Combined Entity incorporates the balance sheet of Gwalia and the balance sheet of PacMin, as announced to ASX on 11 September 2001 as part of its financial report for the year ended 30 June 2001, adjusted for the impact of the acquisition.

2. Transaction costs associated with the acquisition of PacMin by Gwalia are estimated at $2.0 million. These costs have been capitalised as part of the acquisition.

3. Consistent with the principles set out in Australian Accounting Standard AASB 1015 "Acquisition of Assets", the value ascribed to the Offer for PacMin's ordinary shares for the sole purpose of preparing the Merged Balance Sheets has been derived by assuming a 10% discount on an indicative Gwalia share price of $6.74, being $6.07. The allocation of the fair value of the PacMin assets is subject to change if necessary

following a detailed assessment by Gwalia of the fair value of those assets following the successful completion of the Share Bid.

The values ascribed to the PacMin net assets for the purposes of the Merged Balance Sheets are as follows:

	$ million
Cash and bullion	15.5
Other current assets	14.8
Property, plant and equipment	68.6
Exploration	52.2
Mining interests	225.8
Investments and other assets	26.6
Current creditors	(37.3)
Current borrowings	(8.8)
Current provisions	(5.6)
Non current borrowings	(125.2)
Non current provisions	(33.0)
Other non current liabilities	(1.6)
Net assets acquired	192.0

Consideration paid:

$ Million	100% Ownership	75% Ownership
Issue of 23,550,110 ordinary shares at $6.07 each	142.9	-
Issue of 17,662,582 ordinary shares at $6.07 each	-	107.2
Cash paid for Preference Shares	47.1	47.1
Transaction costs	2.0	2.0
Outside Equity Interest	-	35.7
Total Consideration	$ 192.0	$ 192.0

The Merged Balance Sheets have assumed $47.1 million will be paid in cash for the acquisition of the PacMin Preference Shares to be funded from additional borrowings.

4. No provision has been made for the final dividend for the year ended 30 June 2001, as declared by Gwalia, with respect to the New Gwalia Shares. If the maximum number of New Gwalia Shares which could be issued under the Offers were to participate in the final dividend then the amount of the provision for the final dividend would be increased by approximately $2.95 million.

4.5 PROFORMA MERGED EARNINGS FORECASTS

The Merged Forecasts are for the year ending 30 June 2002 and assume the acquisition is effective from 1 July 2001.

Set out below are the earnings forecast for Gwalia and the Merged Forecasts for the Combined Entity for the year ending 30 June 2002.

Year ended 30 June 2002 ($ million)	Gwalia[1]	Combined Entity[2] (100%)		Combined Entity[2] (75%)	
		High	Low	High	Low
Total Revenue	424.2	615.3	599.5	615.3	599.5
Cost of Sales	251.3	366.3	366.3	367.3	367.3
Selling Expenses	6.3	6.3	6.3	6.3	6.3
Administration	16.6	17.1	17.1	17.6	17.6
EBITDA	150.0	225.6	209.8	224.1	208.3
Depreciation and Amortisation	43.3	66.6	66.6	66.6	66.6
Exploration Write-off	8.0	10.2	10.2	10.2	10.2
EBIT	98.7	148.8	133.0	147.3	131.5
Net interest expense	12.7	23.0	23.0	23.0	23.0
Profit before income tax	86.0	125.8	110.0	124.3	108.5
Income tax expense	17.7	30.8	25.0	30.3	24.5
NPAT (before minority interest)	68.3	95.0	85.0	94.0	84.0
Minority Interest	-	-	-	7.1	4.6
NPAT	68.3	95.0	85.0	86.9	79.4
Diluted EPS (cents)	56	65	58	62	57
Weighted average numbers of shares (millions)	122.8	146.4	146.4	140.5	140.5

Notes:

1. Gwalia's NPAT of $68.3 million represents the approximate midpoint of Gwalia's forecast NPAT range of $65 to $70 million for the year ended 30 June 2002.

2. The Merged Forecasts for the Combined Entity include a range in respect of the earnings for PacMin. The Gwalia directors best estimate of the Merged Forecasts for the Combined Entity for the year ending 30 June 2002 is:
   - an NPAT of $90.0 million representing an EPS of $0.61 based upon 100% ownership.
   - an NPAT of $84.2 million representing an EPS of $0.60 based upon 75% ownership.

3. Gwalia will not own PacMin for the full year ended 30 June 2002. Assuming an effective acquisition date of 1 November 2001, the NPAT forecast for the Combined Entity for the year ending 30 June 2002 has been interpolated on a straight line basis to be in the range of:
   - $79.4 to $86.1 million representing an EPS range of $0.57 to $0.62 based upon 100% ownership with a Gwalia directors' best estimate of $83.2 million representing an EPS of $0.60.
   - $75.7 to $80.7 million representing an EPS range of $0.56 to $0.60 based upon 75% ownership with a Gwalia directors' best estimate of $78.9 million representing an EPS of $0.59.

The earnings forecast for Gwalia and the Merged Forecasts for the Combined Entity for the year ending 30 June 2002 should be read in conjunction with the assumptions set out below.

General Assumptions

- The exchange rate adopted for the forecast period is $1.00:US$0.52.
- The gold spot price adopted for the forecast period is $525 per ounce.
- The price for West Texas Intermediate crude (for the purposes of diesel costs) is US$26 per barrel.
- Depreciation and amortisation is calculated on a units of production basis or a straight-line basis where appropriate to depreciate the carrying value of assets over the estimated useful lives of those assets.
- It is assumed that no material adverse change to regulatory or taxation regimes or existing site restoration requirements will occur in Western Australia during the forecast period.
- Royalty and excise duty liabilities are based on the existing regimes in each jurisdiction in which Gwalia and PacMin operate.
- The accounting policies applied in the forecasts are consistent with the policies of Gwalia adopted in its preliminary final statement for the year ended 30 June 2001 lodged with ASX on 15 August 2001.

Gwalia Assumptions

- An average realised gold price of $640 per ounce compared to last year's realised gold price of $646 per ounce.

- Total gold production of approximately 355,000 ounces.
- An average total cost of gold production of approximately $500 per ounce.
- Total tantalum production and sales of 2.0 million lbs. All production is sold into long term fixed price contracts.
- As a consequence of bringing Gwalia's prior year tax deductions to account, an effective corporate tax rate of 21% has been assumed in the forecast period.
- The weighted average number of shares reflects the total number of shares on issue as at the date of this Bidder's Statement. In addition, Gwalia has included 23,550,110 new Gwalia shares representing the Gwalia directors' best estimate of the number of shares likely to be issued during the forecast period as a result of the exercise of in-the-money options and participation in the DRIP and SIP in respect of dividends payable in October 2001 and May 2002.

Combined Entity Assumptions

- An average realised gold price for PacMin gold production of $525 per ounce.
- To derive operating revenues for the Combined Entity, the aggregated production profile has been applied against the respective gold and foreign exchange hedge books, whereby the highest contractual price is adopted first in the forecast period.
- Total gold production for the Combined Entity is expected to be in the range of 670,000 to 700,000 ounces. Gwalia directors have adopted this range as a consequence of head grade variability at both the Tarmoola and Carosue Dam operations.
- An average total cost of gold production for the Combined Entity of approximately $460 per ounce.
- Total synergies of $5.0 million before tax.

  If Gwalia owns 75% of the Combined Entity, $1.5 million of these synergies are unlikely to be achieved, representing increased costs associated with maintaining the ASX listing of PacMin and restrictions on the ability of Gwalia to effect the proposed restructuring.
- Total forecast capital expenditure of $111 million, which includes $84 million for the Advanced Minerals Division and $27 million for the Gold Division.
- Total exploration and resource development expenditure is $23 million. Exploration expenditure in the forecast period is capitalised for accounting purposes. However, it is assumed that a total of $10.2 million is expensed in respect of exploration expenditure in the forecast period.
- The cost of debt is assumed to be 7.5% per annum in the forecast period. Surplus cash balances arising after the payment of tax and capital expenditure outlays are assumed to earn interest at the rate of 4% per annum in the forecast period.

- As a consequence of bringing Gwalia's prior year tax deductions to account, the effective tax rate of the Combined Entity is estimated to be approximately 23% in the forecast period.

4.6 GOLD AND FOREIGN EXCHANGE HEDGE POSITIONS

The gold and foreign exchange hedge positions for each of Gwalia and PacMin are disclosed in section 1.6 and Annexure E respectively of this Bidder's Statement. Gwalia recognises that financial flexibility exists with respect to the Combined Entity's likely committed gold hedging position versus its estimated levels of gold reserves and resources as shown below.

	Gwalia million ozs	PacMin million ozs	Total Million ozs
Forward Sales/Convertibles	1.1	1.2	2.3
Sold Call Options	0.6	0.4	1.0
Total committed ounces	**1.7**	**1.6**	**3.3**
Gold reserves			4.7
% of gold reserves committed			70%
% of gold resources committed			24%

The relatively lower committed gold hedging position of the Combined Entity at 70% of estimated gold reserves enables PacMin's gold hedge book to add significant flexibility to the Combined Entity in the optimisation of realised gold prices each year and in managing the risks inherent in future realised gold prices.

Any benefit that may arise from combining the gold hedge books of Gwalia and PacMin has not been reflected in the Merged Forecasts.

4.7 SENSITIVITY ANALYSIS

The following sensitivity analysis provides an illustration of the potential impact on EPS for the year ending 30 June 2002 caused by a movement in key variables as shown.

EPS (cents per share)	Combined Entity (1) Year Ending 30 June 2002	
	100%	75%
Combined Gold Division		
+/-5% Change in average gold head grade	+/-11	+/-9
+/-5% Change in average cash operating costs per gold ounce	-/+8	-/+8
Advanced Minerals Division		
+/-5% Change in average tantalum head grade	+/-4	+/-4
+/-5% Change in average cash operating costs per lb Ta_2O_5	-/+2	-/+3

Note:

(1) Based upon the Combined Entity's EPS forecast of $0.61 for the 100% ownership case and $0.59 for the 75% ownership case, as set out in Note 2 to the Merged Forecasts in section 4.5.

The Merged Forecasts are not expected to be materially sensitive to fluctuations in spot gold prices or the spot Australian dollar exchange rates during the forecast period. This is due to the expectation that more than 90% of forecast gold production will be delivered into existing gold hedging contracts and all of the forecast US dollar revenues from the Advanced Minerals Division are expected to be delivered against existing US foreign exchange hedge contracts during the forecast period.

4.8 EFFECT ON GWALIA DIVIDEND

Gwalia has a policy of paying dividends to shareholders. This policy is not expected to change following the acquisition of PacMin by Gwalia.

Gwalia has historically paid shareholders a maximum of 25 cents per ordinary share, either by way of dividends or other distributions including capital returns, for the last 14 years. The annual dividend has typically comprised a 12.5 cents per share interim and final dividend. Gwalia's current dividend rate is not anticipated to change following the acquisition of PacMin and 25 cents per share is therefore anticipated to be paid as a 12.5 cent interim dividend and a 12.5 cent final dividend in respect of the year ending 30 June 2002. The level to which such dividends are franked depends upon Gwalia's tax position and the associated level of available franking credits available to Gwalia from time to time.

Gwalia's final dividend declared in respect of the year ended 30 June 2001 is unfranked. It is unlikely that the interim dividend, expected to be paid by Gwalia in May 2002, will be franked.

PacMin shareholders who accept the Offers will be entitled to participate in Gwalia's Dividend Re-investment Plan or Share Investment Plan.

SECTION 5: THE OFFER

5.1 OFFER

(a) Gwalia offers to acquire from you on the terms and conditions of this Offer all of Your PacMin Shares together with all Rights attaching to them.

(b) This Offer extends to all PacMin Shares in respect of which you become registered prior to the end of the Offer Period as a result of:

(1) exercising PacMin Options; or

(2) converting PacMin Convertible Notes.

(c) Offers on terms and conditions identical to those contained in this Offer have been dispatched or will be dispatched to all holders of PacMin Shares registered as such in the register of members of PacMin on the date set by Gwalia in a separate written notice given to PacMin in accordance with section 633(2) of the Corporations Act.

(d) This Offer is dated 14 September 2001.

5.2 CONSIDERATION FOR THE OFFER

(a) Subject to paragraphs (b) and (c), the consideration offered by Gwalia for the acquisition of all Your PacMin Shares is 5 New Gwalia Shares for every 28 of Your PacMin Shares.

(b) If the number of PacMin Shares for which you accept this Offer (after aggregating all holdings of Your PacMin Shares) is not divisible by 5.6 (being 28 divided by 5) then you will receive the next lowest whole number of New Gwalia Shares and in respect of the remaining fractional interest, you will receive a cash amount equal to the value of your fractional interest. To determine the value of your fractional interest Gwalia will use the last sale price of Gwalia Shares traded on ASX on the day on which your acceptance is received or the day when all of the conditions of the Offer, referred to in paragraph 5.9 are satisfied or waived (whichever is the later date).

(c) If, at the time this Offer is made to you, your address (as recorded in the register of members of PacMin) is a place outside Australia and its external Territories you will not receive New Gwalia Shares for Your PacMin Shares; rather you are offered and you will receive a cash amount for Your PacMin Shares being the amount determined in accordance with paragraph 5.15 of this Offer.

5.3 GWALIA SHARES

The New Gwalia Shares issued pursuant to this Offer will:

(a) be allotted credited as fully paid; and

(b) rank equally in all respects with the existing Gwalia Shares.

5.4 OFFER PERIOD

(a) Unless the Offer Period is extended or the Offer is withdrawn in either case in accordance with the requirements of the Corporations Act, this Offer will remain open for acceptance by you during the period commencing on the date of this Offer and ending at 7.00pm Perth Time on 15 October 2001.

(b) Subject to the Corporations Act, Gwalia may extend the Offer Period.

5.5 ACCEPTANCE

(a) You may accept this Offer only in respect of all of Your PacMin Shares.

(b) To accept this Offer in respect of PacMin Shares which, at the time of acceptance, are registered in your name in the issuer sponsored sub-register operated by PacMin (that is where Your PacMin Shares are not in a CHESS Holding) you must complete and sign the Acceptance Form enclosed with this Offer (which forms part of this Offer) in accordance with the instructions on it and return it together with all other documents required by those instructions (if any) to:

Computershare Investor Services Pty Limited
Level 2
Reserve Bank Building
45 St George's Terrace
PERTH WA 6000
AUSTRALIA

or by facsimile to:

Computershare Investor Services Pty Limited
Facsimile Number: 618 9323 2033

so that it is received not later than the end of the Offer Period. A reply paid return addressed envelope which is valid if sent from within Australia is enclosed for your use.

(c) To accept this Offer in respect of PacMin Shares which, at the time of acceptance, are held by you in a CHESS Holding you must comply with the SCH Business Rules. To accept this Offer in accordance with the SCH Business Rules:

(1) your Controlling Participant must be instructed to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

(2) if you are a Broker or a Non Broker Participant, acceptance of this Offer must be initiated in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

Although you are not required to, you may also complete and sign the Acceptance Form enclosed with this Offer in accordance with the instructions on it relating to shares in a CHESS Holding and return it or send it by facsimile together with all other

documents required by those instructions to the address referred to in paragraph (b) so that it is received not later than the end of the Offer Period.

(d) To accept this Offer in respect of PacMin Shares in respect of which, at the time of acceptance, you are entitled to be registered but are not registered you must complete and sign the Acceptance Form enclosed with this Offer in accordance with the instructions on it and return it together with all other documents required by those instructions to the address referred to in paragraph (b) so that it is received not later than the end of the Offer Period.

(e) An Acceptance of this Offer under paragraph (b) or paragraph (d) shall not be complete until the Acceptance Form, completed and signed in accordance with the instructions on it and all other documents required by those instructions have been received at the address set out in paragraph (b). Notwithstanding the foregoing provisions of this paragraph, Gwalia may, in its absolute discretion, waive at any time prior to the end of the Offer Period all or any of the requirements specified in the Acceptance Form but payment of the consideration in accordance with this Offer will not be made until any irregularity has been resolved and such other documents as may be necessary to procure registration of the shares have been lodged with Gwalia.

(f) If you hold PacMin Options on the date of this Offer and if you are entitled to and wish to exercise PacMin Options during the Offer Period and accept this Offer, you may return the completed Acceptance Form together with your option certificates, a signed notice of exercise of your PacMin Options and a bank cheque in the sum of the exercise price for your PacMin Options made payable to "PacMin Mining Corporation Limited".

5.6 ENTITLEMENT TO OFFER

(a) If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer, another person is, or is entitled to be, registered as the holder of, or is able to give good title to, some or all of Your PacMin Shares (such shares in this paragraph being called "**Transferred Shares**") then, in accordance with Section 653B(1)(a) of the Corporations Act:

(1) a corresponding Offer shall be deemed to have been made at that time to that other person relating to the Transferred Shares;

(2) a corresponding Offer shall be deemed to have been made at that time to you relating to Your PacMin Shares other than the Transferred Shares; and

(3) this Offer shall be deemed immediately after that time to have been withdrawn.

(b) If at any time during the Offer Period and before the Offer is accepted you hold PacMin Shares on trust for, as nominee for or on account of another person or persons, then a separate Offer shall be deemed, in accordance with Section 653B of the Corporations Act, to have been made to you in relation to each parcel of PacMin Shares within your holding of PacMin Shares. An acceptance by you of the Offer in respect of any such distinct portion of Your PacMin Shares will be ineffective unless you have given Gwalia notice stating that Your PacMin Shares consist of separate parcels and your acceptance specifies the number of PacMin Shares in the distinct portions to which the acceptance relates. If Your PacMin Shares are in a CHESS

Holding, such notice may be transmitted in an electronic form approved by the SCH Business Rules. Otherwise, such notice must be given to Gwalia in writing.

5.7 EFFECT OF ACCEPTANCE

(a) By:

(1) completing, signing and returning an Acceptance Form in accordance with paragraphs 5.5(b) or 5.5(d); or

(2) if Your PacMin Shares are in a CHESS Holding, causing the Offer to be accepted in accordance with the SCH Business Rules,

you will:

(i) have accepted this Offer, subject to paragraph 5.5, in respect of all Your PacMin Shares;

(ii) have, subject to this Offer being declared free from the conditions set out in paragraph 5.9(a) hereof or such conditions being fulfilled, agreed to transfer Your PacMin Shares to Gwalia;

(iii) have represented and warranted to Gwalia that Your PacMin Shares are and will upon registration be fully paid up and free from all mortgages, charges, liens and other encumbrances of any kind and restrictions on transfer of any kind, and that you have full power and capacity to sell and transfer such shares whether legal or equitable;

(iv) have authorised Gwalia (by any of its directors), if necessary, to complete on the Acceptance Form correct details of Your PacMin Shares, fill in any blanks remaining on the Acceptance Form and rectify any error in or omission from the Acceptance Form as may be necessary to make the Acceptance Form an effective acceptance of this Offer;

(v) have appointed Gwalia and its directors, secretary and officers from time to time jointly and each of them severally as your true and lawful attorney, with effect from the date that any contract resulting from the acceptance of this Offer is declared free from all its conditions or those conditions are satisfied, with power to exercise all powers and rights which you could lawfully exercise as the registered holder of such shares including, without limitation, attending and voting at any meeting of PacMin, demanding a poll for any vote taken at or proposing or seconding any resolutions to be considered at any meeting of PacMin, requisitioning any meeting of PacMin, signing any forms, notices or instruments relating to Your PacMin Shares and doing all things incidental and ancillary to any of the foregoing and it is acknowledged and agreed that in exercising such powers the attorney may act in the interests of Gwalia as the intended registered holder of those shares;

(vi) have irrevocably authorised and directed PacMin to pay to Gwalia or to account to Gwalia for all Rights, subject however to any such Rights received by Gwalia being accounted for by Gwalia to you in the event that this Offer is withdrawn or avoided;

(vii) except where Rights have been paid or accounted for under paragraph 5.7(a)(vi), have irrevocably authorised Gwalia to deduct from the consideration payable in respect of Your PacMin Shares, the cash amount of any Rights paid to you or where the Rights take a non-cash form an amount equal to the value of those Rights as reasonably assessed by the Chairman of ASX or his or her nominee;

(viii) if at the time of acceptance of this Offer Your PacMin Shares are in a CHESS Holding, have, with effect from the date that either this Offer or any contract resulting from the acceptance of this Offer is declared free from all its conditions or those conditions are satisfied, authorised Gwalia to cause a message to be transmitted to SCH in accordance with SCH Business Rule 16.6.1 so as to transfer Your PacMin Shares to Gwalia's Takeover Transferee Holding. Gwalia shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer.

(b) If Your PacMin Shares are in a CHESS Holding and you complete, sign and return the Acceptance Form in accordance with paragraph 5.5(c) (which you are not bound, but are requested, to do) you will be deemed to have irrevocably authorised Gwalia and any of its directors:

(i) to instruct your Controlling Participant to initiate acceptance of this Offer in respect of Your PacMin Shares which are in a CHESS Holding, in accordance with the SCH Business Rules if you have not already done so; and

(ii) to give any other instructions in relation to such PacMin Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and that Controlling Participant.

5.8 DIVIDENDS AND OTHER ENTITLEMENTS

(a) Gwalia will be entitled to all Rights declared, paid, made, or which may arise or accrue at or after the date the Bidder's Statement was lodged with the ASIC in respect of PacMin Shares which it acquires pursuant to this Offer.

(b) If any Rights are declared, paid, made or arise or accrue in cash to the holders of PacMin Shares who accept the Offer, Gwalia will (provided the same has not been paid to Gwalia) be entitled to reduce the consideration specified in paragraph 5.2 and payable by it to such accepting holders of PacMin Shares by an amount equal to the cash amount of such Rights.

(c) If any non-cash Rights are issued or made or arise or accrue after the date of the Bidder's Statement to the holders of PacMin Shares who accept the Offer then Gwalia will (provided the same has not been transferred to Gwalia) be entitled to reduce the consideration specified in paragraph 5.2 and payable by it to such accepting holders of PacMin Shares by an amount equal to the value (as reasonably assessed by the Chairman of ASX or his or her nominee) of such non-cash Rights.

5.9 CONDITIONS

(a) Subject to paragraph (b), this Offer and the contract resulting from the acceptance of this Offer (and each other Offer under the Share Bid, and each contract resulting from the acceptance thereof) are subject to the following conditions:

(1) That at or before the end of the Offer Period Gwalia has a relevant interest in at least 90% (by number) of the PacMin Shares. For this purpose, any relevant interest Gwalia has merely because of the operation of 608(3) will be disregarded.

(2) That at or before the end of the Offer Period, Gwalia's voting power in PacMin is at least 90% and Gwalia holds either alone or with related bodies corporate of Gwalia, full beneficial interests in at least 90% by value of all PacMin Securities.

(3) Between the Announcement Date and the end of the Offer Period no material adverse change is announced or occurs in PacMin's corporate structure, assets, liabilities or long term operating performance.

(4) Between the Announcement Date and the end of the Offer Period, none of the following events occur in relation to PacMin:

(i) PacMin converts all or any of its shares into a larger or smaller number of shares;

(ii) PacMin or a subsidiary of PacMin resolves to reduce its share capital in any way;

(iii) PacMin or a subsidiary of PacMin:

A. enters into a buy-back agreement; or

B. resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(iv) PacMin or a subsidiary of PacMin issues shares (other than PacMin Shares issued as a result of the exercise of PacMin Options or conversion of PacMin Convertible Notes during the period up to the end of the Offer Period) or granting an option over its shares, or agrees to make such an issue or grant such an option;

(v) PacMin or a subsidiary of PacMin issues or agrees to issue convertible notes;

(vi) PacMin or a subsidiary of PacMin disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) PacMin or a subsidiary of PacMin charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) PacMin or a subsidiary of PacMin resolves that it be wound-up;

(ix) the appointment of a liquidator or provisional liquidator of PacMin or of a subsidiary of PacMin;

(x) the making of an order by a Court for the winding up of PacMin or a subsidiary of PacMin;

(xi) an administrator of PacMin, or of a subsidiary of PacMin, is appointed under sections 436A, 436B or 436C of the Corporations Act;

(xii) PacMin or a subsidiary of PacMin executes a deed of company arrangement;

(xiii) the appointment of a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of PacMin or of a subsidiary of PacMin.

(b) It is a term of this Offer that Gwalia may, subject to section 650F of the Corporations Act, declare this Offer and all other Offers and all contracts resulting from the acceptance of Offers to be free from the conditions (or any one or more of them or any part thereof) set out in paragraph (a). Any declaration made under this paragraph (b) shall be made by Gwalia by notice in writing to PacMin.

(c) Subject to paragraph (b), each of the conditions in paragraph (a) is a condition subsequent and so does not until the end of the Offer Period prevent a contract to sell Your PacMin Shares resulting from an acceptance of this Offer but any breach or non-fulfilment of any of the conditions in paragraph (a) entitles Gwalia by notice in writing to an accepting shareholder to rescind ab initio a contract that results from acceptance of such Offer.

(d) Subject to the provisions of the Corporations Act, Gwalia alone has the benefit of the conditions specified in paragraph (a), and any breach or non-fulfilment of any such conditions may be relied on only by Gwalia.

(e) The date specified for the giving of the notice referred to in section 630(3) of the Corporations Act is 7 October 2001, subject to extension in accordance with section 630(2) of the Corporations Act if the Offer Period is extended in accordance with the Corporations Act.

(f) If at the end of the Offer Period in respect of the conditions specified in paragraph (a):

(1) Gwalia has not declared this Offer and all other offers made by Gwalia under the Share Bid and all contracts resulting from the acceptance of Offers to be free from the conditions; and

(2) the conditions have not been fulfilled,

then all contracts resulting from the acceptance of Offers and all Offers that have been accepted and from whose acceptance binding contracts have not yet resulted are void. In that event Gwalia will, if you have accepted this Offer:

(3) return at your risk your Acceptance Form together with all documents forwarded by you with that form to your address as shown in the Acceptance Form; or

(4) if Your PacMin Shares are in a CHESS Holding notify SCH under the SCH Business Rules that the contract resulting from your acceptance of the Offer is avoided.

5.10 OBLIGATIONS OF GWALIA

(a) Gwalia will issue to you the New Gwalia Shares and pay any cash amount to which you became entitled pursuant to a valid acceptance of this Offer by sending a holding statement and a cheque to you at the address shown in the Acceptance Form on or before 7 days after the Offer is validly accepted by you or, if the Offer is subject to a defeating condition when accepted, within 7 days after the date the contract which results from your acceptance of this Offer becomes unconditional.

(b) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(1) if that document is given with your acceptance, Gwalia will provide the consideration in accordance with paragraph (a);

(2) if that document is given after acceptance and before the end of the Offer Period while the Offer is subject to a defeating condition, Gwalia will provide the consideration within 7 days after the contract which results from your acceptance of this Offer becomes unconditional;

(3) if the document is given after acceptance and before the end of the Offer Period while the Offer is not subject to a defeating condition, Gwalia will provide the consideration within 7 days after that document is given;

(4) if that document is given after the end of the Offer Period, Gwalia will provide the consideration within 7 days after that document is given.

(c) If you are resident in any place specified by the Reserve Bank of Australia as being a place for which a resident is not entitled to receive the consideration specified above, in the absence of any necessary authority of the Reserve Bank of Australia and the Australian Taxation Office, acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until any necessary authority of the Reserve Bank of Australia and the Australian Taxation Office has been obtained. Such authority is currently required only in respect of the government and public authorities of Libya, the government, government agencies and nationals of Iraq, the Taliban and any undertaking owned or controlled by the Taliban, the government and governmental authorities of the Federal Republic of Yugoslavia (Serbia and Montenegro) and the National Union for the Total Independence of Angola (UNITA), including its senior officials and their immediate families.

5.11 WITHDRAWAL

Gwalia may withdraw this Offer at any time with the written consent of the ASIC which consent may be given subject to such conditions (if any) as are specified in the consent. Notice of any withdrawal will be given to the ASX, PacMin and to each person to whom an Offer under the Share Bid has been made.

5.12 VARIATION

Gwalia may at any time, and from time to time, vary this Offer in accordance with the Corporations Act.

5.13 COSTS AND TAXES

All costs and expenses of the preparation of the Bidder's Statement and of the preparation and circulation of this Offer will be paid by Gwalia.

No goods and services tax is payable as a consequence of the Offer.

5.14 NOTICES

(a) Any notices to be given by Gwalia to PacMin under the Share Bid may be given to PacMin by leaving them at, or sending them by prepaid ordinary post to, the registered office of PacMin.

(b) Any notices to be given to Gwalia by you or by PacMin under the Share Bid may be given to Gwalia by leaving them at or sending them by prepaid ordinary post to Gwalia at the address set out in paragraph 5.5(b).

(c) Any notices to be given by Gwalia to you under the Share Bid may be given to you by leaving them at or sending them by prepaid ordinary post or if your address is outside Australia, by airmail, to your address as shown in the register of members of PacMin.

5.15 FOREIGN SHAREHOLDERS

If you are a Foreign Shareholder and you accept this Offer, Gwalia will:

(a) arrange for the allotment to a nominee approved by ASIC of the number of New Gwalia Shares to be issued in accordance with the Offer to which you and all other Foreign Shareholders would have been entitled but for this paragraph 5.15;

(b) cause those New Gwalia Shares so allotted to be offered for sale within 21 days after the end of the Offer Period in such manner, at such price and on such other terms and conditions as are determined by the nominee;

(c) pay to you the amount ascertained in accordance with the formula:

$$\text{Net Proceeds of Sale} \times (\text{NMS} \div \text{TMS})$$

where:

Net Proceeds of Sale is the amount remaining after deducting from the proceeds of sale the expenses of the sale;

NMS is the number of New Gwalia Shares which Gwalia would otherwise be required to be issued to you as a result of your acceptance of this Offer; and

TMS is the total number of Gwalia Shares issued to the nominee under this paragraph 5.15.

Payment will be made by cheque in Australian currency. The cheque will be sent at your risk by prepaid airmail to the address shown on the Acceptance Form.

SECTION 6: ADDITIONAL INFORMATION - GWALIA

6.1 GWALIA SHARES AND GWALIA OPTIONS

At the date of this Statement there are 121,671,449 Gwalia Shares on issue.

Gwalia has granted 834,954 options to subscribe for Gwalia Shares (Gwalia Options). The Gwalia Options have been granted under the Gwalia employee and executive option scheme. Details of the Gwalia Options are set out in the table below:

Gwalia Options

Number	Grant Date	Expiry Date	Exercise Price
213,500	14 November 1996	12 November 2001	$6.625
85,710	19 November 1996	12 November 2001	$8.4704
35,710	19 November 1996	12 November 2001	$8.4710
256,571	19 November 1996	12 November 2001	$8.4700
4,285	19 November 1996	12 November 2001	$8.4714
1,428	19 November 1996	12 November 2001	$8.4702
187,750	14 February 2001	12 November 2001	$6.625
50,000	20 February 2001	12 November 2001	$6.625

The interests of Gwalia's directors in Gwalia Shares and Gwalia options are set out below:

Name of Gwalia Director	Number of Gwalia Shares	Number of Gwalia Options
Peter K Lalor	868,689	112,500 at exercise price of $6.625 100,000 at exercise price of $8.47
Mark Cutifani	-	50,000 at exercise price of $6.625
Christopher J Lalor	697,015	2,500 at exercise price of $6.625 70,000 at exercise price of $8.47
Thomas A Lang	65,034	-
Professor Malcolm R Richmond	-	-

All of the Gwalia Shares are held by the Gwalia Directors except that 48,800 of the shares in respect of Thomas A Lang are held by companies of which he is a director.

Apart from the New Gwalia Shares to be issued by way of consideration under the Offers (as to which please refer to paragraph 6.6) it is likely that Gwalia will also issue further Gwalia Shares either during the Offer Period or soon after the end of the Offer Period, as follows:

(a) **Dividend Reinvestment Scheme (DRIP) Shares**

Gwalia announced on 15 August 2001 that it would pay a final dividend in respect of the year ended 30 June 2001 of 12.5 cents for every Gwalia Share (Final Dividend). The Final Dividend is payable on 31 October 2001.

Gwalia has implemented a DRIP and a Share Investment Plan (**SIP**) pursuant to which shareholders may elect to reinvest their dividend entitlements in new Gwalia Shares and receive bonus shares in lieu of their dividend entitlements. Details of the DRIP and SIP are referred to in paragraph 6.3.

1,062,458 new Gwalia Shares were issued in accordance with the DRIP and SIP in May 2001 as a result of shareholders electing to reinvest their entitlement to the Interim Dividend of 12.5 cents per share which was paid during that month.

(b) Non-Renounceable Small Issue to Gwalia Shareholders

Gwalia announced to ASX on 23 August 2001 that, at the end of the Offers, Gwalia intends to offer to shareholders (including the PacMin shareholders who accept the Offers) an opportunity, on a non-renounceable basis, to subscribe for up to $3,000 in new Gwalia Shares for an issue price which will be less than the market price for Gwalia Shares during a specified period (which is yet to be determined by Gwalia) in the 30 days prior to either the date of the small issue offer or the date for the issue of Gwalia Shares thereunder.

(c) New Issue to Major Shareholder

Cabot Corporation is a major customer of Gwalia's Advanced Minerals Division and is a party to long term take or pay contracts relating to Gwalia's production of tantalum. Cabot Corporation is also a substantial shareholder in Gwalia holding approximately 6.16% of Gwalia Shares.

Pursuant to an agreement between, inter alia, Gwalia and Cabot Corporation, which was entered into during 1998, Gwalia is required, in relation to certain new issues of Gwalia Shares (including the issue of New Gwalia Shares under the Offers and the issue of new Gwalia Shares under the proposed non-renounceable small issue which is referred to above) to offer to Cabot Corporation the right to participate in the new issues to allow it to maintain its existing pro rata shareholding in Gwalia.

Gwalia proposes to make an offer to Cabot Corporation of new Gwalia Shares for subscription to enable Cabot Corporation to maintain its existing shareholder interest in Gwalia for an issue price which equates to the issue price for the New Gwalia Shares under the Offers and the proposed issue price for new Gwalia Shares to be issued under the proposed non-renounceable small issue. The precise number of new Gwalia Shares which will be made available to Cabot Corporation cannot be determined until the Offers have concluded and the acceptances for the non-renounceable small issue have been received.

6.2 GWALIA'S CONSTITUTION

New Gwalia Shares to be issued under the Offers will be issued subject to Gwalia's Constitution and to the terms of issue referred to in this Bidder's Statement.

Gwalia's Constitution was adopted on 5 November 1999. A copy of Gwalia's Constitution will be provided to any PacMin Shareholder who requests a copy, free of charge.

The principal rights attaching to Gwalia Shares (including the New Gwalia Shares which will be issued under the Offers) are set out in Gwalia's Constitution. They may be summarised as follows:

(a) Voting

At a general meeting, every member present in person or by proxy, attorney or representative has one vote on a show of hands in respect of its shareholding, and has one vote on a poll for each fully paid Gwalia Share held (with adjustments for partly paid Gwalia Shares).

(b) Meeting of Members

A general meeting may be called by directors' resolution or at the request of:

- Gwalia shareholders with at least 5% of the votes that may be cast at a general meeting; or
- at least 100 Gwalia shareholders who are entitled to vote at the general meeting.

(c) Dividends

Subject to the Corporations Act, the directors of Gwalia may pay any interim and final dividends that, in their judgment, the financial position of Gwalia justifies. Subject to any rights or restrictions attached to any Gwalia Shares, all dividends in respect of Gwalia Shares must be paid to Gwalia shareholders in proportion to the number of Gwalia Shares held by the shareholder but where Gwalia Shares are partly paid, all dividends must be apportioned and paid proportionately to the amounts paid (not credited) on the Gwalia Shares. Directors can pay dividends as required under the terms of issue of a share.

(d) Issue of further Gwalia Shares

Subject to Gwalia's Constitution and the Listing Rules, the directors of Gwalia may issue shares in Gwalia and grant options over unissued shares. The directors may also decide the terms on which shares in Gwalia are issued and the rights and restrictions attached to those Gwalia Shares.

(e) Transfer of Gwalia Shares

Subject to the Constitution and to the rights and restrictions attached to any Gwalia Shares, holders of Gwalia Shares may transfer them by a proper transfer effected in accordance with the SCH Business Rules or by a written transfer in any usual form or in any other form approved by the directors.

(f) Winding up

Subject to any rights or restrictions attaching to any class or classes of Gwalia Shares, members will be entitled, in the event of a winding up, to share in any surplus assets of Gwalia in proportion to the number of Gwalia Shares held by them.

(g) Directors

The minimum number of directors of Gwalia is three.

(h) Officer's indemnity/Insurance

To the fullest extent permitted by law, Gwalia indemnifies each director, secretary and executive officer of Gwalia or of a subsidiary of Gwalia (and any person who has previously served in any such capacity) against any liability which results from their service as an officer of Gwalia or a subsidiary which does not arise out of conduct involving a lack of good faith.

Gwalia may, to the extent permitted by law, purchase and maintain insurance or pay or agree to pay a premium for insurance for each officer against any liability incurred by the officer as an officer.

(i) Directors Retirement Benefits

Subject to the Corporations Act and the Listing Rules, the board may cause Gwalia to make a payment by way of pension or lump sum in relation to a director who ceases to hold office. Any such payment to a director may be made under an agreement between Gwalia and a director or in such other manner as the board determines. The amount of such payment shall be as determined by the board in its absolute discretion and may only exceed the amount permitted to be paid under the Corporations Act if approved by a resolution of Gwalia shareholders in general meeting.

6.3 DIVIDEND REINVESTMENT PLAN

Gwalia shareholders have approved the implementation of a Dividend Reinvestment Plan (**DRIP**) and a Share Investment Plan (**SIP**). Under the DRIP, Gwalia shareholders are entitled to elect to have some or all of their dividend entitlements applied to the issue of new Gwalia Shares. Under the SIP, Gwalia shareholders are entitled to elect to receive additional fully paid bonus shares in lieu of part or all of their dividend entitlements. The issue price for new Gwalia Shares, which are issued in satisfaction of dividend entitlements, is based on the weighted average market price of Gwalia Shares in the five business days ending on the relevant record date which is set to determine dividend entitlements, less a discount of 5%.

A copy of the DRIP rules and SIP rules will be sent to any PacMin Shareholder who requests a copy, free of charge.

6.4 GWALIA IS A DISCLOSING ENTITY

As a disclosing entity, Gwalia is subject to regular reporting and disclosure obligations. Copies of documents lodged with ASIC in relation to Gwalia may be obtained from or inspected at the office of ASIC.

Gwalia will make available free of charge to any person to whom an Offer is made during the Offer Period:

(a) the annual financial report for Gwalia, most recently lodged with ASIC*;

(b) any half year financial report lodged with ASIC by Gwalia in the period between lodgement of the financial report referred to in paragraph (a) and lodgement of this Statement with ASIC; and

(c) any continuous disclosure notices given by Gwalia in the period between lodgement of the financial report referred to in (a) and lodgement of this Statement with ASIC.

**As at the date of this Statement, the most recent annual financial report for Gwalia which has been lodged with ASIC is the annual financial report for the 12 month period ending 30 June 2000. Gwalia anticipates that it will lodge with ASIC its annual financial report for the 12 month period ending 30 June 2001 during the Offer Period. After Gwalia's 2001 Annual Report has been published Gwalia will send a copy of the report to any PacMin shareholder who requests a copy, free of charge.*

From 22 September 2000, being the date Gwalia lodged its last financial report with ASX, to the date of this Statement, Gwalia has given to ASX the notices referred to in Annexure C to this Statement.

Requests for copies of the continuous disclosure documents referred to in Annexure C may be made by contacting the Company Secretary of Gwalia on 61 8 9263 5555 or by facsimile addressed to the Company Secretary at Gwalia on 61 8 9481 1271.

Except as set out or referred to in this Statement there is no information about the Offer which it would be reasonable for investors and their professional advisers to expect to find in this Statement, being information:

(a) which has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

(b) is information which investors or their professional advisers would reasonably require for the purpose of making an informed assessment of:

- the assets and liabilities, financial position and performance, profits and losses and prospects of Gwalia; and
- the rights and liabilities attaching to New Gwalia Shares.

6.5 INTERESTS AND BENEFITS

(a) Except as disclosed in this Statement no director or proposed director of Gwalia nor any person named in this Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Statement holds or has held at any time during the two years before the date of this Statement any interest in:

- the formation or promotion of Gwalia; or
- property acquired or proposed to be acquired by Gwalia in connection with:
  - its formation or promotion; or
  - the offer of the New Gwalia Shares; or
- the offer of the New Gwalia Shares.

(b) Gwalia Directors are entitled to receive:

- **Executive Directors**: Salary and employment related emoluments and benefits under their service agreements with Gwalia or a related body corporate of Gwalia;

- **Non-Executive Directors**: remuneration for services as such subject to the Gwalia shareholder approved limit of an aggregate of $200,000 per year for all non-executive directors;

- **All Directors**: Indemnity and insurance arrangements in accordance with Gwalia's Constitution and retirement payments subject to the limits referred to in Gwalia's Constitution and the Corporations Act under contracts with Gwalia;

  Professional Advisors: As at the date of the Bidder's Statement Gwalia has paid or has agreed to pay Ernst & Young an amount which is not more than $90,000 for the report contained in Annexures A and B to this Statement.

Subject to the foregoing, no one has paid or agreed to pay any fees or given or agreed to give any benefit to:

(i) a director or proposed director of Gwalia to induce that person to become or to qualify as a director of Gwalia; and

(ii) a person named in the Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of the Statement.

6.6 NEW GWALIA SHARES

Gwalia Shares are quoted on ASX.

The maximum number of New Gwalia Shares which may be issued under the Offers (assuming that Gwalia acquires 100% of the PacMin Shares) is 23,550,110 New Gwalia Shares. This number may be increased by a further 1,690,139 New Gwalia Shares assuming that, during the Offer Period, all PacMin Options are exercised and all PacMin Convertible Notes are converted and acceptances are received in respect of new PacMin Shares issued thereupon.

Gwalia has made application to ASX to have the New Gwalia Shares, which are offered as consideration under the Offers, quoted on ASX.

ASX has confirmed to Gwalia in writing that the official quotation will be granted for the New Gwalia Shares subject to compliance with the following conditions precedent:

- lodgment of the Appendix 3B with the ASX Company Announcement Office;

- completion of the allotment and issue of the New Gwalia Shares;

- Gwalia providing the following information to ASX:

  – the date of allotment and number of New Gwalia Shares for which quotation is sought;

  – confirmation that the New Gwalia Shares have been allotted into the issuer sponsored sub-register;

  – details of the issued share capital of Gwalia following the allotment; and

- compliance by Gwalia with all other ASX listing rules.

Gwalia believes that it will be able to satisfy each of these conditions. Accordingly, Gwalia believes that the New Gwalia Shares will be accepted by ASX for quotation on ASX. However, quotation of the New Gwalia Shares on ASX is not a condition of the Offers and nothing in this Bidder's Statement should be taken to state or imply that the New Gwalia Shares will be listed for quotation on ASX.

No New Gwalia Shares will be issued on the basis of the Bidder's Statement after the expiry of 12 months after the date of the Bidder's Statement.

6.7 GWALIA SUBSTANTIAL SHAREHOLDERS

At the date of this Statement the following members are disclosed substantial shareholders of Gwalia.

Name	Percentage Holding Before Bid
CBA Group Companies	17.40%
Cabot Corporation	6.16%
HSBC Asset Management (Australia) Limited	5.03%

Assuming the PacMin bid is completely successful then Teck will become a substantial shareholder of Gwalia holding approximately 12%.

SECTION 7: ADDITIONAL INFORMATION - PACMIN

7.1 PACMIN SECURITIES

(a) PacMin Capital Structure

Based on the information which is publicly available, to Gwalia's knowledge PacMin has on issue the following securities as the date of this Bidder's Statement:

(i) 131,880,616 PacMin Shares;

(ii) 7,720,000 PacMin Preference Shares which are held by Teck (further details of which appear in paragraph 7.5 below);

(iii) 5,020,333 PacMin Options (further details of which appear in paragraph (b));

(iv) 22,222,222 PacMin Convertible Notes (further details of which appear in paragraph (c)).

Immediately before the lodgement of the Bidder's Statement with ASIC and on 14 September 2001 (when the Offers will be sent to PacMin shareholders) Gwalia did not and will not have a relevant interest in any:

- PacMin Shares;
- PacMin Preference Shares;
- PacMin Options; or
- PacMin Convertible Notes.

Gwalia's voting power in PacMin is 0%, as at the date of the Bidder's Statement and immediately before the Offer will be sent to PacMin shareholders.

(b) PacMin Options

To Gwalia's knowledge the following PacMin Options remain on issue at the date of the Bidder's Statement.

PacMin Options	Exercise Price (A$)	Number
Director, Executive and Teck[1]	$0.75	1,965,333
Director and Teck[1]	$0.445	300,000
Teck[2]	$0.672	1,000,000
Executive Share Option Plan	$0.64	480,000
Executive Share Option Plan	$1.40	685,000
Executive Share Option Plan	$1.26	590,000
Total:		5,020,333

(1) Issued as Replacement Options on the reconstruction of PacMin in 1998.
(2) Issued as Gatehouse Options on the reconstruction of PacMin in 1998.

Acceleration of exercise period

The terms of the PacMin Options provide for the acceleration of the exercise period such that all PacMin Options may be exercised at any time after the date on which, inter alia:

- offers are made pursuant to an off-market bid which is or becomes unconditional (or conditional only on certain prescribed occurrences); or

- the directors of PacMin, in their sole discretion, determine that the PacMin Options are exerciseable.

Lapsing of PacMin Options

If offers are made pursuant to an off-market bid for the PacMin Shares, and, as a result of those offers, the bidder becomes entitled to compulsorily acquire the outstanding PacMin Shares, the directors of PacMin may determine, in their absolute discretion, whether or not the PacMin Options will lapse and, if applicable, the date on which such options will lapse.

If the directors determine that the PacMin Options are to lapse, PacMin must pay to the holders thereof an amount which is agreed between the parties or, failing agreement, as determined by an independent valuer, such amount to represent the fair value of the PacMin Options determined on the lapse date.

In the event that Gwalia becomes entitled to compulsorily acquire the outstanding PacMin Shares at the end of the Offer Period it is Gwalia's intention to ensure that the PacMin directors determine that the PacMin Options, which have not been exercised, will lapse and that, in accordance with the terms and conditions of the PacMin Options, fair value is paid to the holders thereof in connection therewith. Otherwise, if it is entitled to do so, Gwalia will seek to compulsorily acquire outstanding PacMin Options subject to the requirements of the Corporations Act.

Transferability

The PacMin Options are not transferable or assignable to any person without the consent of the directors of PacMin.

(c) PacMin Convertible Notes

The PacMin Convertible Notes are convertible during the "Conversion Period" which is the first 5 business days of each month prior to the Redemption Date (6 August 2002), provided that at least 30 days' prior written notice of conversion is given to PacMin.

The terms of issue of the PacMin Convertible Notes provide that if an off-market bid is made to acquire PacMin Shares and as a result PacMin becomes aware that the bidder is entitled to proceed to compulsory acquisition, PacMin must (unless its directors are of the opinion that an equivalent offer has been made to the holders of the PacMin Convertible Notes) give such holders, prior to the expiry of the offer period under the bid, notice of it becoming so aware and each holder may within 40 days of receiving such notice require PacMin to convert the notes they hold. If prior to the expiry of the offer period under the bid a holder has not exercised the right to have its notes converted, PacMin may in its absolute discretion by notice in writing to the holder redeem the PacMin Convertible Notes held by that holder.

In the event that Gwalia becomes entitled to proceed to compulsory acquisition of the outstanding PacMin Shares at the end of the Offer Period, it is Gwalia's intention prior to expiry of the Offer Period, to seek to have the directors of PacMin give a notice to the holders of the PacMin Convertible Notes requiring the notes to be converted. Subject to Gwalia and its associates having relevant interests in at least 90% by number of the PacMin Shares, Gwalia intends to elect to compulsorily acquire outstanding PacMin Convertible Notes (that is PacMin Convertible Notes which have not been redeemed or converted) in accordance with the provisions of the Corporations Act (section 661(4)).

The PacMin Convertible Notes, while listed, are transferable in accordance with the ASX Listing Rules.

7.2 PACMIN SECURITIES COVERED BY BID

Offers will be made to holders of PacMin Shares as at the date set by Gwalia in accordance with section 633 of the Corporations Act in a notice which will be given by Gwalia to PacMin and to the ASX.

Offers will also extend to securities which become PacMin Shares during the period commencing on the date set out in the notice referred to above and ending at the end of the Offer Period as a result of either:

(a) the exercise of the PacMin Options in accordance with their terms; or

(b) the conversion of the PacMin Convertible Notes in accordance with their terms.

7.3 PURCHASES DURING PREVIOUS FOUR MONTHS

Neither Gwalia nor any associate of Gwalia has provided, or agreed to provide, consideration for a PacMin Share under a purchase or agreement made during four months before the date of this Offer.

7.4 BENEFITS TO PACMIN SHAREHOLDERS

Neither Gwalia nor an associate of Gwalia has, during the period of four months before the date of the Offer, given or offered to give or agreed to give a benefit to another person, which was likely to induce the other person, or an associate of the person to:

(a) accept an Offer; or

(b) dispose of PacMin Shares,

and the benefit is not offered to holders of PacMin Shares.

7.5 PACMIN PREFERENCE SHARES

The PacMin Preference Shares are held by Teck. Provided the market price of PacMin Shares traded on ASX does not fall below 83.3 cents each PacMin Preference Share is convertible into five PacMin Shares.

The market price of PacMin Shares traded on ASX has not been below 83.3 cents since 17 July 2001 when it traded at 82 cents. The Offers do not extend to PacMin Shares which are issued on the conversion of the PacMin Preference Shares after the date referred to in the notice given by Gwalia to PacMin as referred to in paragraph 7.2 above. Gwalia will lodge a bidder's statement in respect of an off-market bid to acquire the PacMin Preference Shares on or before 24 September 2001 and will serve that bidder's statement on PacMin on the date it is lodged. PacMin has consented to Gwalia dispatching the bidder's statement to the holder of the PacMin Preference Shares by no later than 24 September 2001 which Gwalia intends to do. The essential terms of Gwalia's offer to acquire the PacMin Preference Shares are:

- **Offer Price per PacMin Preference Share** - $6.10 or such lesser amount as is determined by reference to the volume weighted average market price of Gwalia Shares traded on ASX on Business Days 6 and 7 following the giving of this Bidder's Statement to PacMin.

  Only if the volume weighted average market price of Gwalia Shares as traded on the ASX on the two trading days falls below $6.832 will the amount offered for the acquisition of each PacMin Preference Share reduce below $6.10.

  The table below contains a sensitivity analysis to assist shareholders determine the price which will be offered to acquire the PacMin Preference Shares:

Volume Weighted Average Gwalia Share Price	**Offer Price for PacMin Preference Shares**
$6.00	$5.36
$6.40	$5.71
$6.50	$5.80
$6.60	$5.89
$6.70	$5.98
$6.832 or higher	$6.10

  The volume weighted average market price of Gwalia Shares traded on ASX during the two full days trading ending on 10 September 2001 was $7.40.

- **Condition** - The conditions to which the Offers are subject are either satisfied or waived by Gwalia.

Subject to the terms of the offer for the PacMin Preference Shares, the total amount which will be payable by Gwalia for the PacMin Preference Shares is approximately $47.1 million, which will be debt funded. Details of the funding will be included in the bidder's statement relating to the offer for the PacMin Preference Shares.

A copy of the bidder's statement relating to Gwalia's offer to acquire the PacMin Preference Shares will be provided free of charge to any holder of PacMin Shares on request.

7.6 OTHER MATERIAL INFORMATION

There is no other information that:

(a) is material to the making of a decision by a holder of PacMin Shares whether to accept an offer under the bid; and

(b) which is known to Gwalia; and

(c) does not relate to the value of New Gwalia Shares,

other than:

(i) as set out elsewhere in this Bidder's Statement; or

(ii) as set out below; or

(iii) information which it would be unreasonable to require Gwalia to disclose because the information has previously been disclosed to the holders of PacMin Shares.

A. PACMIN ASX DISCLOSURES

Set out below is a summary of the material announcements by PacMin to ASX since 30 June 2000. Copies of these announcements may be obtained from or inspected at the offices of ASIC or ASX and Gwalia will provide you free of charge with a copy of any such announcement which PacMin has lodged with ASIC since 30 June 2000, on request during the Offer Period:

(a) Takeover Offer for PacMin by Gwalia

On 23 August 2001, Gwalia announced its intention to undertake an off-market takeover offer to acquire all the issued ordinary shares of PacMin. The announcement also stated that Gwalia intends to separately offer to acquire PacMin's convertible preference shares.

(b) General Announcements

- **Appendix 4B – Preliminary Final Announcement**

On 11 September 2001 PacMin released its Preliminary Final Report in respect of the 12 months to 30 June 2001. A copy of the Appendix 4B (and the accompanying announcement of PacMin) is set out in Annexure D to this Bidder's Statement.

- **Fourth Quarter Activities Report**

On 20 July 2001, PacMin released its Quarterly Activities Report for the period ended 30 June 2001. A copy of the report is set out in Annexure E to this Bidder's Statement.

- **Acquisition of Additional Resources at Carosue Dam**

On 24 May 2001, PacMin announced that it had added to its resources and exploration landholding at its Carosue Dam gold mine through the acquisition from Goldfields Limited of a majority 62% interest in the Keith-Kilkenny Joint Venture. The announcement stated that the consideration payable by PacMin comprised A$5 million cash in staged payments related to the commencement of mining, plus a royalty of A$10 per ounce once production exceeds 160,000 ounces from the acquired tenements.

- **Northern Gold NL's Target Statement and Letter to Shareholders**

On 23 April 2001, Northern Gold NL (Northern Gold), a 51% listed subsidiary of PacMin, released a letter to its shareholders together with its Target's Statement in response to the Bidder's Statement dated 30 March 2001 received from Pilatus Gold Corporation Pty Limited (Pilatus) relating to the takeover offer for up to 70% of each shareholders' fully and partly paid ordinary shares in Northern Gold. The Target's Statement and letter to shareholders set out the unanimous recommendation of Northern Gold's directors that, in the absence of a more beneficial offer, shareholders should accept the offer by Pilatus in respect of the maximum permissible 70% of their shareholding. The Target's Statement and letter to shareholders noted that Northern Gold's major shareholder, PacMin, has advised that it intends, in the absence of a more beneficial offer, to accept the offer in respect of 70% of its shareholding.

- **Tarmoola Regional Exploration Result – Wilson Creek Joint Venture**

On 5 April 2001, PacMin announced significant drilling results on its Wilson Creek Joint Venture tenements. The Wilson Creek Joint Venture is between PacMin and the Wildara Joint Venture partners, LionOre Mining International Limited (60%) and Dalrymple Resources NL (40%). The announcement stated that Wildara Joint Venture partners were then earning a 51% interest in the Wilson Creek Joint Venture tenements and that drilling had been completed on traverses with significant gold mineralisation intersections realised.

- **Board Changes**

On 16 February 2001, PacMin announced the appointment of Mr Steven Chadwick as Managing Director of PacMin, with immediate effect and the resignation of Mr Ian Pearce from the Board, for family reasons.

- **Carosue Dam Gold Mine**

On 13 November 2000, PacMin announced the completion of the construction phase of the new Carosue Dam gold mine on budget and two months ahead of schedule. The announcement stated that it is expected that the Carosue Dam gold mine will achieve full gold production targets by year end, and that PacMin will successfully develop the Carosue Dam gold mine into its next major profitable operation.

- **Sale of Marshall Pool Tenements for Capital A$11.25 million to Anaconda Nickel Limited**

On 27 October 2000, PacMin announced that it had agreed to sell certain non-core tenements containing nickel laterite mineralisation near Leanora in Western Australia to Anaconda Nickel Limited for a total consideration of A$11.25 million.

(c) Buy Back

PacMin has conducted an on-market buy back of PacMin Shares, announced to ASX on 7 April 1999 **(Buy Back)**.

On 20 December 2000 PacMin lodged the last disclosure with ASX providing information about the number of PacMin Shares bought back. In the notice PacMin disclosed that a total of 3,855,702 PacMin Shares had been bought back under the Buy Back for a total consideration of $5,799,750.

(d) Substantial Shareholder Notices

On 8 May 2001 PacMin lodged with ASX a notice of change of interests of substantial holder advising that its voting power in Northern Gold NL had decreased from 51.34% to 15.40% as a result of its acceptance of Pilatus Gold Corporation Pty Limited's takeover offer.

On 12 July 2000 Teck lodged with ASX a notice of change of interests of substantial holder advising that its voting power in PacMin had decreased from 76.6% to 73.88% as a result of changes in PacMin's issued capital.

B. DUE DILIGENCE

Prior to announcing its intention to implement an off-market bid to acquire PacMin Shares and the PacMin Preference Shares, Gwalia had access to selected internal, confidential information of PacMin. As a result of that access Gwalia is not aware of any information which is material to the making of a decision by a holder of PacMin shares whether to accept the Offer, being information which is not set out or referred to in this Bidder's Statement or, subsequent to the due diligence having been undertaken, has not been made available publicly by PacMin. PacMin has not provided Gwalia with consent to disclose any information provided to Gwalia in connection with the due diligence.

C. ASIC MODIFICATIONS/EXEMPTIONS

Gwalia has obtained various modifications to the Corporations Act from ASIC the material effects of which are:

(a) to permit Gwalia to lodge the Bidder's Statement with ASIC and to serve it on PacMin whilst omitting the names and addresses of the holders of PacMin Shares, the date of the Offer and dates which depend on that date;

(b) if the consideration under the Offers is improved (by variation of the Offers) to entitle a PacMin shareholder who has already accepted the offer to receive the improved consideration within the same period as specified in the Offer;

(c) to permit the offers to extend to securities which come into the bid class from the date of this Bidder's Statement until the end of the Offer Period;

(d) to permit notices under section 630(4) of the Corporations Act to be given rather than published; and

(e) to permit statements to be made in the Bidder's Statement based on public announcement made by PacMin to the ASX without obtaining PacMin's consent.

D. FOREIGN SHAREHOLDERS

Shareholders of PacMin whose registered address (at the time the Offer is sent to them) as recorded in PacMin's register of members, is outside Australia or one of Australia's external Territories cannot receive New Gwalia Shares as consideration for their acceptance of the Offer. The New Gwalia Shares to which such shareholders would otherwise be entitled will be issued to a nominee approved by ASIC instead. The nominee will sell the shares and will account to the shareholder for the proceeds of sale of those shares after the expenses of sale are deducted.

Gwalia makes no representation, express or implied, as to the price which will be realised upon the sale by the nominee of such shares or the expenses associated with such sale.

E. ERNST & YOUNG REPORTS

Ernst & Young have prepared reports which provides information and advice concerning:

- the likely taxation consequences of the Offer for PacMin shareholders; and
- the financial effect of the acquisition of PacMin on Gwalia, in particular by reference to the material contained in section 4.

Gwalia encourages PacMin shareholders to read these reports, complete copies of which are set out as Annexures "A" and "B" to this Statement and forms part of this Statement.

Ernst & Young have consented to the reports being included in the Bidder's Statement and to the statements which are based on their reports in the form and context in which they are included. Ernst & Young have also consented to the statement in paragraph 4.3, in the form and context in which it is included. Ernst & Young has not withdrawn its consent before the Bidder's Statement was lodged with ASIC.

F. REFERENCES TO ORE RESERVES AND MINERAL RSOURCES

Reference to Ore Reserves and Mineral Resources of Gwalia contained in this Statement are based on, and accurately reflect, information compiled by Mr John Kalnejais, whilst a full-time employee of Gwalia who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and has had in excess of five years' experience in his field of activity.

G. EARLY DESPATCH OF OFFERS TO PACMIN SHAREHOLDERS

PacMin has consented to the despatch of the Bidder's Statement to PacMin shareholders on 14 September 2001 on the condition that all offers are dispatched to PacMin shareholders on that date.

H. GWALIA FINAL DIVIDEND

As stated in section 6.1(a) Gwalia has declared a final dividend in respect of the financial year ended 30 June 2001 of 12.5 cents per Gwalia Share. The dividend is payable on 31 October 2001. If PacMin shareholders accept * the Offer for their PacMin shares on or before 28 September 2001 and if the minimum acceptance conditions set out in section 5.9(a)(1) and (2) of the Offer have been satisfied then:

- Gwalia will waive any other conditons to which the Offers remain subject as at 28 September 2001; and
- PacMin shareholders who have accepted * the Offer on or before 28 September 2001 will receive the final dividend in respect of the New Gwalia Shares which will be issued in respect of such acceptance with the final dividend being paid to them on 31 October 2001;

*Acceptances for this purpose will be treated as validly made if :

- they are recevied by Gwalia in accordance with the terms of the Offer or, if not so received by 28 September 2001, they are post marked on or before 28 September 2001;
- acceptances for PacMin Shares which are in a CHESS holding at the time of acceptance have been initiated in accordance with the SCH Business Rules before 5.00 pm Perth time on 28 September 2001; or
- in respect of an acceptance which has been initiated by facsimile transmission in accordance with the terms of the Offer, the facsimile is sent before 5.00 pm Perth time on 28 September 2001.

I. OTHER CONSENTS

- ASX has given consent to inclusion of the information about ASX in section 6.6 in the form and context in which it appears and ASX has not withdrawn its consent.
- PacMin has given its consent to the inclusion of the statement regarding consent to early dispatch of offers in paragraph G and in paragraph 7.5 and PacMin has not withdrawn its consent thereto.
- Mr J Kalnejais has given his consent to inclusion of the Statement about him in paragraph F in the form and context in which it appears and he has not withdrawn his consent thereto.

SECTION 8: RISK FACTORS

Risk Factors

The activities of Gwalia are subject to a number of risks and other factors, which may impact on its future performance. Some of these risks can be mitigated by the use of safeguards and appropriate controls. However, many are outside the control of Gwalia and cannot be mitigated. There are also general risks associated with any investment in shares.

Factors which PacMin shareholders should consider before they make a decision whether or not to accept the Offer include, but are not limited to, the following.

General Investment Risks

A number of factors outside the control of Gwalia may impact significantly on Gwalia, its profitability, financial position, performance or the market price of its shares, including:

- economic conditions in Australia and internationally;
- investor sentiment and local and international stock market conditions;
- changes in industrial, fiscal, monetary and regulatory policies;
- developments in mineral processing technology; and
- developments in the gold, tantalum and resources industries generally.

Accepting PacMin shareholders should recognise that the market price of shares in Gwalia may fall as well as rise.

General Resources Sector Risks

In common with other enterprises undertaking business in the natural resources sector, certain risks are substantially outside the control of Gwalia. These risks include:

- Abnormal stoppages in gold and tantalum production or delivery due to factors such as industrial disruption, major equipment failure or accident;
- Unforeseen adverse geological or mining conditions or changes to predicted mineral reserve estimates;
- Changes in government regulations (including environmental regulations) and government imposts such as royalties, fuel rebates and taxes; and
- Contract default by a major customer or customers.

At the date of this Bidder's Statement, Gwalia is not aware of the occurrence or likely occurrence of any of the above risks.

Mineral Production Risks

The business of mineral exploration, development and production by its nature involves significant risks. The business depends, amongst other things, on successful location of mineable ore reserves and skilful management. Profitable mining can be affected by unforeseen changes in operating circumstances, ore reserves and technical issues. Natural events, such as earthquakes, fire and flood can also impact production.

Reserve and Resource Estimation Risks

Estimates of reserves and resources set out in this Bidder's Statement, have been calculated in accordance with the Australasian Code for the reporting of Identified Mineral Resources and Ore Reserves (JORC Code) and the accompanying Guidelines using methods which are generally employed in the resources industry. However, these calculations necessarily depend upon inferences and assumptions. They are therefore inherently imprecise and there can be no assurance that they will ultimately prove to be accurate.

Foreign Exchange

Gwalia enters into foreign exchange hedge contracts to settle US dollar gold revenues generated by gold forward sales contracts. The foreign exchange hedge contracts are entered into with the objective of insuring against the risk of adverse currency movements. Although, Gwalia has significant exposure to US dollar foreign exchange contracts this exposure is carefully managed in the manner disclosed in Section 1.6 of this Bidders Statement and Gwalia has no outstanding contractual issues with any of its counterparty banks and none of its hedging facilities, either foreign exchange or gold, are subject to margin call provisions.

PacMin Acquisition and Integration Risks

Assuming that the Offer for PacMin is successful, there are risks associated with the corporate integration of PacMin and Gwalia. Similarly, there are integration risks associated with any proposed rationalisation and optimisation of mining and milling operations in the Leonora and South Laverton regions. Specifically, the synergy benefits identified may not be realised in full or it may take longer than anticipated for these benefits to accrue to the Combined Entity.

Substitute Materials for Tantalum

Tantalum is a specialty metal used in high value add applications in powder and metal alloy form due to its unique physical properties. Tantalum is used in a variety of industries with different substitution risks. For example, the main substitute materials for tantalum in the electronics industry are ceramics and niobium. The substitute materials for tantalum in alloys (turbines), specialty chemicals and metal working tools are limited for the high end applications. However, its unique performance characteristics provide a distinct advantage relative to potential substitutes in a range of specific physical applications.

Tantalum Customer Risk

Gwalia sells tantalum product to two customers and this may be considered to constitute a risk for Gwalia and its shareholders. However, Gwalia believes the risk to be relatively remote. Gwalia is largely protected from the risks associated with the concentration of its customers given that the two customers for its tantalum production are large, investment grade companies. Further, these customers rely upon Gwalia for a large proportion of their tantalum supply for which there is no current meaningful alternative source. Finally, Gwalia is also protected by current take or pay contracts with respect to its forecast tantalum production which have been in place for over 11 years.

SECTION 9: GLOSSARY

In the booklet of which the Bidder's Statement forms part and in the Acceptance Form which accompanies the Bidder's Statement the following terms have the meaning set out below:

(a) **Acceptance Form** means the form of acceptance and transfer enclosed herewith (which forms part of the Bidder's Statement);

(b) **Announcement Date** means 22 August 2001;

(c) **ASIC** means Australian Securities and Investments Commission;

(d) **ASX** means Australian Stock Exchange Limited ACN 008 624 691;

(e) **Bidder's Statement** or **Statement** means this Bidder's Statement served on PacMin in relation to the Share Bid (a copy of which is included in the Booklet);

(f) **Booklet** means the booklet of which this Glossary forms part;

(g) **Business Days** means Monday to Friday inclusive except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day the ASX declares is not a business day;

(h) **Combined Entity** means the combination of Gwalia and PacMin;

(i) **Corporations Act** means Corporations Act 2001 (Cth);

(j) **Foreign Shareholder** means a PacMin Shareholder whose address, as shown in PacMin's register of member, in which details of their holding is recorded, is a place outside Australia and its external Territories;

(k) **Gwalia** means Sons of Gwalia Ltd ACN 008 994 287;

(l) **Gwalia Shares** means fully paid ordinary shares issued in the capital of Gwalia;

(m) **Listing Rules** means the official listing rules of the ASX;

(n) **Mineral Resources** has the meaning given in the Listing Rules;

(o) **New Gwalia Shares** means Gwalia Shares to be issued pursuant to the terms of the Offers;

(p) **Offer** means the offer contained in this booklet and Offers means the several like offers which together constitute the Share Bid;

(q) **Offer Period** means the period during which Offers will remain open for acceptance in accordance with section 5.4;

(r) **Ore Reserves** has the meaning given in the Listing Rules;

(s) **PacMin** means PacMin Mining Corporation Limited ACN 001 936 901;

(t) **PacMin Convertible Notes** means 22,222,222 Convertible Notes of 45 cents each issued by PacMin every 5 of which are convertible into one fully paid ordinary share issued in the capital of PacMin;

(u) **PacMin Options** means 5,020,333 options to subscribe for PacMin Shares which have been granted by PacMin as at the Announcement Date;

(v) **PacMin Preference Shares** means 7,720,000 convertible redeemable preference shares fully paid issued in the capital of PacMin, each of which is convertible into 5 fully paid ordinary shares issued in the capital of PacMin;

(w) **PacMin Securities** means PacMin Shares, PacMin Convertible Notes, PacMin Options and PacMin Preference Shares;

(x) **PacMin shareholder** means a holder of PacMin Shares;

(y) **PacMin Shares** means fully paid ordinary shares issued in the capital of PacMin;

(z) **Rights** means all accretions and rights in respect of PacMin Shares including without limitation all rights to receive dividends, to subscribe for shares, notes, options or other securities and all other distributions or entitlements declared, paid, made or issued by PacMin in respect of PacMin Shares after the Announcement Date;

(aa) **Share Bid** means an off market takeover bid for PacMin Shares by Gwalia made in accordance with Chapter 6 of the Corporations Act to which the Bidder's Statement relates;

(bb) **Perth Time** means the time in Perth, Western Australia, Australia on the relevant day;

(cc) **Teck** means Teck Cominco Limited (formerly Teck Corporation) of Canada.

(dd) **Your PacMin Shares** means in relation to a PacMin shareholder the PacMin Shares the subject of the Offer being, subject to section 5.6 of the Offer, the PacMin Shares in respect of which that PacMin shareholder is registered as holder in the register of members of PacMin at 9.00am Perth Time on the date referred to in section 5.1(c) and/or new PacMin Shares in that PacMin shareholders name in the register of members of PacMin during the Offer Period.

Annexures to the Bidder's Statement form part of the Bidder's Statement.

Words and phrases to which a meaning is given by the Corporations Act, the Listing Rules of ASX or the SCH Business Rules have that meaning in this Offer and in the Acceptance Form unless that meaning is inconsistent with the context in which the word or phrase is used.

Headings are for convenience only and do not affect the interpretation of this Offer.

The singular includes the plural and vice versa and words importing any gender include all other genders, and references to persons include corporations.

References to sections are to sections of the Booklet.

References to paragraphs are references to paragraphs within the section of the Booklet in which the reference to the paragraph is made.

References to "dollars" or "$" are to Australian currency.

SIGNED on behalf of Sons of Gwalia Ltd by Peter Lalor Executive Chairman who is authorised to sign this Bidder's Statement following a unanimous resolution of the directors of Sons of Gwalia Ltd.

Peter Lalor

ANNEXURE A

Ernst & Young Report

ANNEXURE A

Ernst & Young Report

ANNEXURE A

ERNST & YOUNG

Central Park
[illegible] St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel [illegible]
Fax [illegible]

10 September 2001

The Board of Directors
Sons of Gwalia Limited
16 Parliament Place
WEST PERTH WA 6005

Dear Sirs

ACCOUNTANT'S REPORT

1. INTRODUCTION

This report has been prepared at the request of the directors of Sons of Gwalia Limited ("Gwalia" or "the Company") for inclusion in a Bidder's Statement to be issued by Gwalia to the shareholders of PacMin Mining Corporation Limited ("PacMin").

The purpose of this report is to comment on the financial impact the acquisition of PacMin will have on the financial position of the Gwalia consolidated entity, as if this acquisition had occurred as at 30 June 2001.

In addition this report will also comment on the profit forecasts of Gwalia for the financial year ending 30 June 2002, and the profit forecasts of the Gwalia/PacMin consolidated entity ("the Combined Entity") for the financial year ending 30 June 2002 as if the acquisition had occurred as at 30 June 2001.

Ernst & Young are the auditors of Gwalia and PacMin. As at the date of this report the annual financial statements of Gwalia have not been formally signed by the Directors and ourselves as auditors. We have, however, completed our audit procedures in relation to the year ended 30 June 2001 financial year to the extent that we do not believe there will be any amendments to the financial information as disclosed by the company to the stock market pursuant to rule 4.13 (b) of the Australian Stock Exchange Limited (ASX 4B Release). The annual financial statements of PacMin for the year ended 30 June 2001 have been audited and their ASX 4B Release to the stock market is based on the annual audited accounts.

2. BACKGROUND

On 23 August 2001, Gwalia announced its intention to bid for:

a) all the issued fully paid ordinary shares in PacMin ("PacMin Shares") for a consideration of five (5) Gwalia shares for every twenty eight (28) PacMin shares including any ordinary shares issued during the offer period as a result of the exercise of the PacMin options and convertible notes currently on issue.

b) all the 7,720,000 convertible preference shares issued by PacMin to Teck Cominco Limited for a maximum cash consideration of $6.10 per preference share.

3. FINANCIAL INFORMATION

The following financial information is set out in section 4 of the Bidder's Statement and should be read in conjunction with this report:

Pro Forma Consolidated Financial Information (paragraph 4.4, section 4)

- the historical consolidated balance sheet of Gwalia as at 30 June 2001;
- the pro forma merged balance sheet of the Gwalia/PacMin consolidated entity ("Forecast Pro Forma Combined Entity-100% Ownership scenario") as at 30 June 2001, showing the financial effects of the proposed acquisition of PacMin as if it had occurred as at 30 June 2001 on the basis Gwalia successfully acquires 100% of the issued PacMin Shares;
- the pro forma merged balance sheet of the Gwalia/PacMin consolidated entity ("Forecast Pro Forma Combined Entity-75% Ownership scenario") as at 30 June 2001, showing the financial effects of the proposed acquisition of PacMin as if it had occurred as at 30 June 2001 on the basis Gwalia successfully acquires 75% of the issued PacMin Shares;

Forecast Financial Information (paragraph 4.5, section 4)

- the forecast consolidated statement of financial performance of Gwalia for the financial year ending 30 June 2002;
- the forecast statement of financial performance of the Gwalia/PacMin consolidated entity ("Combined Entity-100% Ownership scenario") for the year ending 30 June 2002 on the basis Gwalia successfully acquires 100% of the issued PacMin Shares; and
- the forecast statement of financial performance of the Gwalia/PacMin consolidated entity ("Combined Entity-75% Ownership scenario") for the year ending 30 June 2002 on the basis Gwalia successfully acquires 75% of the issued PacMin Shares.

The forecasts contained in the Combined Entity – 100% Ownership scenario and the Combined Entity – 75% Ownership scenario have been prepared as if Gwalia obtained control of PacMin on 30 June 2001.

The directors of Gwalia are responsible for the preparation and presentation of the financial information.

4. SCOPE

Historical Consolidated Balance Sheet -Gwalia

Gwalia has compiled the financial information in respect of the historical consolidated balance sheet of Gwalia as at 30 June 2001 from the Appendix 4B released by Gwalia for the year ended 30 June 2001 to the Australian Stock Exchange Limited (ASX).

Ernst & Young are the auditors of Gwalia and we are in the process of finalising the audit for the year ended 30 June 2001.

4. SCOPE (Cont'd)

Historical Financial Information-Gwalia

We have conducted an independent review of the historical financial information in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the consolidated balance sheet as at 30 June 2001 has not been compiled based on the information extracted from the yearly ASX 4B Release of Gwalia.

Our procedures have been limited to a consideration of our as yet uncompleted audit for the year ended 30 June 2001 ensuring that the historical consolidated balance sheet has been correctly extracted from the yearly ASX Release of Gwalia as at 30 June 2001.

As we have not completed our audit on the historical financial information of Gwalia as at 30 June 2001 as set out in section 4, paragraph 4.4, we do not express an audit opinion on the financial information.

Pro Forma Combined Entity Consolidated Balance Sheets

Pro Forma-Combined Entity

Gwalia has compiled the financial information in respect of the pro forma merged Gwalia/PacMin consolidated entity ("Pro Forma Combined Entity"). Two scenarios have been prepared:

- "Pro Forma Combined Entity-100% Ownership scenario"; and
- "Pro Forma Combined Entity-75% Ownership scenario".

Pro Forma Combined Entity-100% Ownership scenario

The purpose of the "Pro Forma Combined Entity-100% Ownership scenario" balance sheet as at 30 June 2001, is to show the financial effect of the proposed acquisition of PacMin as if it had occurred as at 30 June 2001 on the basis of the following assumptions:

- Gwalia successfully acquires 100% of the issued ordinary and preference capital of PacMin for a total consideration of $190.0 million payable by the issue of 23,550,110 Gwalia Shares and $47.1 million cash;
- Gwalia incurs transaction costs of $2 million, which are capitalised as part of the cost of acquisition;
- Gwalia draws down $47.1 million under a debt facility to acquire the preference shares;
- no provision for a final dividend, as declared by Gwalia, is payable on the new Gwalia Shares issued pursuant to the Offer;
- adjustments are made in accordance with Australian Accounting Standards to fair value the net assets acquired, the write down of certain assets and the establishment of provisions in relation to the restructuring costs referred to in the bidders statement;
- consistent with the principles set out in Australian Accounting Standard AASB 1015 "Acquisition of Assets", the value ascribed to the Offer for the sole purpose of preparing the pro forma financial information has been derived by assuming a 10% discount on an indicative Gwalia pre bid share price of $6.74; and
- no amount is paid to acquire the options currently on issue by PacMin.

4. SCOPE (cont'd)

Pro Forma Combined Entity - 75% Ownership scenario

The basis for compiling the "Pro Forma Combined Entity-75% Ownership scenario" balance sheet is similar to that of the "Pro Forma Combined Entity-100% Ownership scenario" balance sheet except that certain of the assumptions differ materially from those reflected above.

The purpose of the "Pro Forma Combined Entity-75 % Ownership scenario" balance sheet as at 30 June 2001 is to show the financial effect of the proposed acquisition of PacMin as if it had occurred as at 30 June 2001 on the basis of the following assumptions:

- Gwalia successfully acquires 75% of the issued ordinary capital of PacMin and 100% of the preference capital for a total consideration of $154.3 million payable by the issue of 17,662,582 Gwalia Shares and $47.1 million cash;
- Gwalia incurs transaction costs of $2 million, which are capitalised as part of the cost of acquisition;
- Gwalia draws down $47.1 million under a debt facility to acquire the preference shares;
- no provision for a final dividend, as declared by Gwalia is payable on new Gwalia Shares issued pursuant to the Offer;
- adjustments are made in accordance with Australian Accounting Standards to the fair value of the PacMin net assets acquired, but no provisions are made in relation to the costs associated with the post acquisition restructuring as for the 100% scenario;
- consistent with the principles set out in Australian Accounting Standard AASB 1015 "Acquisition of Assets", the value ascribed to the Offer for the sole purpose of preparing the pro forma financial information has been derived by assuming a 10% discount on an indicative Gwalia pre bid share price of $6.74; and
- no amount is paid for the acquisition of the options currently on issue by PacMin.

We have reviewed the pro forma financial information in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the pro forma consolidated balance sheets of Gwalia being the "Pro Forma Combined Entity-100% Ownership scenario" and the "Pro Forma Combined Entity-75% Ownership scenario" balance sheets as at 30 June 2001 have not been properly compiled based on the information extracted from the ASX 4B Release of Gwalia as at 30 June 2001 and the audited financial statements of PacMin as at 30 June 2001 and on the basis that the assumptions as set out in section 4, paragraph 4.4 had occurred as at 30 June 2001.

Our procedures have been limited to ensuring that the historical consolidated balance sheets have been correctly compiled from the ASX 4B Releases of Gwalia as at 30 June 2001 and the audited financial statements of PacMin as at 30 June 2001, ensuring consistency in accounting policies, that the assumptions used to compile the Forecast Pro Forma Combined Entity scenarios' balance sheets are appropriate for the purposes of compiling the Pro Forma Balance Sheets.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. As we have not completed our audit on the financial information of Gwalia as at 30 June 2001 as set out in section 4, paragraph 4.4, we do not express an audit opinion on the pro forma financial information.

4. SCOPE (cont'd)

Forecast Financial Information - Gwalia

We have reviewed the forecast consolidated statement of financial performance of Gwalia for the financial year ending 30 June 2002 ("the Gwalia Forecast"), which have been prepared on the basis of the assumptions as set out in section 4, paragraph 4.5. The directors are responsible for the preparation and presentation of the Gwalia Forecast and the information contained therein, including the assumptions upon which they are based.

We have performed an independent review of the Gwalia Forecast in order to state whether, on the basis of the procedures described, anything has come to our attention which causes us to believe that the directors' assumptions do not provide a reasonable basis for the preparation of the Gwalia Forecast, and whether, in all material respects, the Gwalia Forecast is properly prepared on the basis of the assumptions and is presented on a basis consistent with the accounting policies adopted by Gwalia and are in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

Our review of the Gwalia Forecast has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review consisted of enquiries as to the process used in preparing the Gwalia Forecast, consideration and discussion with the directors and management of Gwalia, review of the data supporting the assumptions, testing of the expression of the assumptions in the forecasts and testing that the forecasts are presented in accordance with the accounting policies adopted by Gwalia and ascertaining whether these reflect the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Gwalia Forecast.

Pro Forma Forecast Financial Information – Combined Entity

We have reviewed the pro forma forecast statements of financial performance for the "Combined Entity – 100% Ownership scenario" and for the "Combined Entity – 75% Ownership scenario" ("the Combined Entity Forecasts") for the year ending 30 June 2002, which have been prepared on the basis of the assumptions as set out in section 4, paragraph 4.5. The directors are responsible for the preparation and presentation of the Combined Entity Forecasts and the information contained therein, including the assumptions upon which they are based.

The assumptions applied in the Combined Entity Forecasts concerning the underlying operations of PacMin have been compiled based primarily on publicly available information. In recognising the limitations of the available information, the directors of Gwalia believe that the reliability of the amounts and assumptions relating to the PacMin component of the forecast financial information must be considered with considerable caution as they are subject to some uncertainty and as such have provided a forecast range together with their best estimate assessment.

We have performed an independent review of the Combined Entity Forecasts in order to state whether, on the basis of the procedures described, anything has come to our attention which causes us to believe that the directors' assumptions do not provide a reasonable basis for the preparation of the Combined Entity Forecasts, and whether, in all material respects, the Combined Entity Forecasts are properly prepared on the basis of the assumptions and are presented on a basis consistent with the accounting policies adopted by Gwalia and are in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

4. SCOPE (cont'd)

Our review of the Combined Entity Forecasts has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review consisted of enquiries as to the process used in preparing the Combined Entity Forecasts, consideration and discussion with the directors and management of Gwalia, review of the data supporting the assumptions, testing of the expression of the assumptions in the forecasts and testing that the forecasts are presented in accordance with the accounting policies adopted by Gwalia and ascertaining whether these reflect the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Combined Entity Forecasts.

5. QUALIFICATION OF LIMITATION IN SCOPE

The component of the Combined Entity Forecasts relating to the underlying operations of PacMin has been compiled based primarily on publicly available information. The directors of Gwalia have had limited access to PacMin's management, financial records, budgets, business plans and risk management procedures. On this basis, the Combined Entity Forecasts must be considered with caution and are subject to uncertainty as a consequence of:

- the limitations of the available information;
- the reliability of the amounts and assumptions relating to the PacMin component of the Combined Entity Forecasts; and
- the materiality of the PacMin component of the Combined Entity Forecasts.

6. STATEMENTS

Historical Consolidated Balance Sheet - Gwalia

Based on the scope of our review, which is not an audit, nothing has come to our attention that causes us to believe that the historical consolidated balance sheet as at 30 June 2001, as set out in section 4, paragraph 4.4 does not present fairly, in accordance with the measurement requirements, but not the disclosure requirements, of applicable Accounting Standards and other mandatory professional reporting requirements in Australia, the financial position of Gwalia as at 30 June 2001.

Pro Forma Combined Entity Consolidated Balance Sheets

Based on the scope of our review, which is not an audit, nothing has come to our attention that would indicate that the "Pro Forma Combined Entity-100% Ownership scenario" and the "Pro Forma Combined Entity-75% Ownership scenario" balance sheets as at 30 June 2001 as set out in section 4, paragraph 4.4 have not been properly compiled based on the information extracted from the yearly financial information released to the Australian Stock Exchange (ASX 4B Release) of Gwalia as at 30 June 2001 and the audited financial statements of PacMin as at 30 June 2001 and on the basis that the assumptions as set out in section 4, paragraph 4.4 had occurred as at 30 June 2001

6. STATEMENTS (Cont'd)

Forecast Financial Information - Gwalia

Based on our review of the Gwalia Forecast for the year ending 30 June 2002 nothing has come to our attention which causes us to believe:

(i) that the directors' assumptions, as set out in section 4, paragraph 4.5, which are subject to the business risks set out in section 8 of the Bidder's Statement, do not provide a reasonable basis for the Gwalia Forecasts;

(ii) that the Gwalia Forecast does not give effect in all material respects to the directors' assumptions and have not been correctly compiled; and

(iii) that the Gwalia Forecast is not presented on a basis consistent with Gwalia's accounting policies and is not in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia. It is in the nature of forecasts that it is not feasible to present all the disclosures which would be required by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

The Gwalia Forecast reflects the directors' judgement based on present circumstances as to both the most likely set of operating and economic conditions and the course of action Gwalia is most likely to take. The Gwalia Forecast is based on a large number of assumptions and is subject to significant uncertainties and contingencies, many of which are outside the control of the directors. Accordingly actual results during the forecast period may vary from the forecast as it is often the case that some events and circumstances may not occur as expected or may not be anticipated when they do occur. We express no opinion as to whether the Gwalia Forecast will be achieved because the assumptions regarding future events are by their nature not capable of individual substantiation.

Pro Forma Forecast Financial Information – Combined Entity

Except for the limitation in scope referred to in section 4 of our report, and the effects of such adjustments, if any, that may have been required had the limitation not existed, based on our review of the Combined Entity Forecasts for the year ending 30 June 2002, nothing has come to our attention which causes us to believe:

(i) that the directors' assumptions, as set out in section 4, paragraph 4.5, which are subject to the business risks set out in section 8 of the Bidder's Statement, do not provide a reasonable basis for the Combined Entity Forecasts;

(ii) that the Combined Entity Forecasts do not give effect in all material respects to the directors' assumptions and have not been correctly compiled; and

(iii) that the Combined Entity Forecasts are not presented on a basis consistent with Gwalia's accounting policies and are not in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia. It is in the nature of forecasts that it is not feasible to present all the disclosures which would be required by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

The Combined Entity Forecasts reflect the directors' judgement based on present circumstances as to both the most likely set of operating and economic conditions and the course of action Gwalia is most likely to take in relation to the Combined Entity. The Combined Entity Forecasts are based on a large number of assumptions and are subject to significant uncertainties and contingencies, many of which are outside the control of the directors. As often is the case, some events and circumstances may not occur as expected or may not be anticipated when they do occur. Accordingly, we express no opinion as to whether the Combined Entity Forecasts will be achieved.

7. SUBSEQUENT EVENTS

To the best of our knowledge and belief, and based on the work we have performed in the scope paragraph above, there have been no material transactions or events subsequent to 30 June 2001 which would require a comment on, or adjustment to, the information referred to in our report or that would cause the information included in this report to be misleading.

8. DISCLOSURES

Ernst & Young does not have any pecuniary interest that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in this matter. Ernst & Young are the auditors of Gwalia and PacMin and receive fees for audit, taxation and other services, as well as fees for services provided by Ernst & Young Corporate Finance Pty Ltd. Ernst & Young will receive a fee for the preparation of this report.

The directors have agreed to indemnify and hold harmless Ernst & Young and its employees from any claims arising out of misstatement or omission in any material or information supplied by the directors of Gwalia.

Consent for the inclusion of the Accountant's Report in the form and context in which it appears has been given. At the date of this report this consent has not been withdrawn.

Yours faithfully

Ernst & Young

J P Dowling
Partner

ANNEXURE B:

TAXATION INFORMATION

ANNEXURE B

ERNST & YOUNG

Central Park
[illegible] St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel [illegible]
Fax [illegible]

11 September 2001

The Directors
Sons of Gwalia Limited
16 Parliament Place
WEST PERTH WA 6872

Dear Sirs

Independent Taxation Advice
Bidder's Statement
Sons of Gwalia Limited ("Gwalia") Offer for Shares in PacMin Mining Corporation Limited ("PacMin")

This advice has been prepared by Ernst & Young at your request and is to be included in the Bidder's Statement in relation to Gwalia's offer to purchase all of PacMin's ordinary shares ("the Offer").

You have requested a summary of the Australian tax implications to PacMin's ordinary shareholders of the acceptance of the Offer.

Our advice is based on existing legislation, case law, rulings and administrative practice at the date of this advice. PacMin's shareholders should be aware that each of these may be subject to change.

This advice is general in nature and accordingly, Ernst & Young disclaims liability to any shareholders that accept the Offer. As the taxation implications may vary depending on the particular circumstances of each shareholder, PacMin's shareholders should obtain independent taxation advice before accepting the Offer.

1.0 SUMMARY OF TAXATION IMPLICATIONS

The Australian tax consequences for PacMin's shareholders who accept the Offer will depend upon a number of factors, including:

- Whether the shareholder holds their PacMin Shares on capital or revenue account;
- The nature of the shareholder (i.e. individual, company, trust, complying superannuation fund);
- The tax residency status of the shareholder (i.e. Australian resident or not); and
- The level of acceptances received under the Offer.

Unless otherwise stated, the tax consequences outlined in this advice are referable to a shareholder who is ***an individual and a resident of Australia for tax purposes and who acquired the shares in PacMin after 19 September 1985 (post-CGT).***

In summary, the tax consequences of accepting the Offer to PacMin shareholders are as follows:

Resident shareholders – shares held on capital account

- Shareholders who hold their PacMin Shares as passive investments with the intention of generating dividend income and long term capital growth are likely to be considered to hold shares on *capital account* for tax purposes. Where PacMin Shares are held on capital account, the tax implications for a shareholder accepting the Offer will be as follows:

  - PacMin shareholders will be eligible for CGT rollover relief upon the disposal of their shares in PacMin to Gwalia if a capital gain would have otherwise accrued to the ordinary shareholders **and the requirements for scrip for scrip rollover are met**, including the requirement that Gwalia owns at least 80 per cent of the PacMin Shares after the Offer, and the other conditions set out in section 2.0 are satisfied.

  - Rollover relief will be available to the extent the consideration received by the ordinary shareholder is in the form of Gwalia Shares. Accordingly, no capital gains tax ("CGT") will be paid on the disposal of PacMin Shares to the extent that consideration is received in the form of Gwalia Shares under the Offer.

    Although the Offer is for shares in Gwalia, a small amount of cash may be received where fractional entitlements exist. Rollover relief will not be available to the extent the consideration is paid in cash. Accordingly, a small amount of CGT may be payable by ordinary shareholders as a result of accepting the Offer. However, this amount is unlikely to be significant as illustrated in the example in section 2.

  - The gain, if any, will depend upon the cost base the shareholder has in the ordinary shares.

  - Shareholders who would otherwise realise a capital loss as a result of the Offer, will not be eligible for scrip for scrip rollover relief. In these situations, the shareholder will incur a capital loss at the time the shares are exchanged.

  - Shareholders who hold their PacMin Shares on capital account and where the scrip for scrip provisions do not apply (or where the shareholders do not elect for the scrip for scrip rollover provisions to apply), may be eligible for a 50 per cent discount on their capital gain or an indexation adjustment, depending on whether the shareholder is an individual, company, trust, or complying superannuation fund.

  - Shareholders who acquired their ordinary shares in PacMin before 20 September 1985 (pre-CGT) will generally not be subject to tax as a result of

accepting the Offer. Scrip for scrip rollover relief will not apply to these shareholders. Gwalia Shares issued to these shareholders will, if subsequently disposed of, be subject to capital gains tax.

Resident shareholders - shares held on revenue account

- Shareholders who hold their shares as part of a share trading business or for some other routine commercial operation, or who acquired their PacMin Shares with the dominant purpose of reselling them at a profit are likely to be considered to hold their shares on *revenue account* for tax purposes.

- Where this is the case, any gain realised on the disposal of the PacMin Shares will be assessed as ordinary income. The 50 per cent discount, the indexation adjustment, and scrip for scrip rollover relief will not be available.

Non-resident shareholders – shares held on capital account

- Where PacMin Shares are held on *capital account*, the tax implications for a non-resident shareholder accepting the Offer will be as follows:

  - Non-resident shareholders who hold PacMin Shares on capital account generally will not be liable for Australian income tax on any capital gain arising upon the disposal of their PacMin Shares, provided that the shareholder together with associates, does not hold (and has not held in the previous five years), 10 per cent or more of the issued capital, or an interest in 10 per cent or more of the issued capital, of PacMin.

  - Non-resident shareholders who together with associates hold (or have held in the last 5 years) 10 per cent or more of the issued capital, or an interest in 10 per cent or more of the issued capital, of PacMin will be subject to CGT on the disposal of their post-CGT PacMin Shares. Such shareholders will however be eligible for either the scrip for scrip rollover relief, the 50 per cent discount, or indexation adjustment as outlined above for resident shareholders. Australia has numerous double tax agreements with other countries which impact on the ability of Australia and these countries to tax the capital gains in certain circumstances. These shareholders should seek their own advice in this regard.

  - Where these non-resident shareholders acquired their shares before 20 September 1985 (pre-CGT) and hold their shares on capital account, they will generally not be subject to tax as a result of accepting the Offer.

Non-resident shareholders – shares held on revenue account

- Where PacMin Shares are held on *revenue account*, the tax implications will depend upon whether the shares are held as part of carrying on a business through a permanent establishment in Australia, the source of the profit derived from the disposal of the shares and whether the non-resident shareholder is resident of a country with which Australia has entered into a double tax agreement. Shareholders in these

circumstances should seek their own independent advice as to the consequences of accepting the Offer.

2.0 DETAILED TAXATION IMPLICATIONS

PacMin Shares held on capital account - scrip for scrip rollover applies

The Offer, if accepted by PacMin shareholders, will result in those shareholders disposing of their shares in PacMin. A disposal of an asset held on capital account will generally have CGT consequences. Any gain realised on the disposal of the ordinary shares in PacMin (calculated as the market value of the Gwalia Shares received at the date of the exchange and any cash received less the shareholder's CGT indexed cost base or cost base of their PacMin Shares) will, prima facie, be subject to CGT.

However, ordinary shareholders will be eligible for CGT rollover relief where a capital gain would otherwise arise from the disposal of their shares, and the requirements of a "scrip for scrip rollover" are satisfied. A scrip for scrip rollover has the effect of deferring the recognition of any capital gain that would otherwise arise to PacMin shareholders on the exchange of their PacMin Shares for Gwalia Shares until such time as the replacement Gwalia Shares are disposed of by the shareholder.

Conditions for scrip for scrip rollover

The following conditions must be satisfied for scrip for scrip rollover to be available to PacMin shareholders:

(i) The PacMin shareholder exchanges their PacMin Shares for Gwalia Shares;

(ii) The exchange is in consequence of a single arrangement where:

- at least all owners of voting shares in PacMin could participate;
- participation is available on substantially the same terms by all owners of interests of a particular type (i.e. ordinary shareholders) in PacMin; and
- as a result of the Offer, Gwalia becomes the owner of 80 per cent or more of the shares in PacMin;

(iii) The PacMin shareholder acquired their PacMin Shares after 19 September 1985 (post-CGT);

(iv) Apart from the rollover, the PacMin shareholder would make a capital gain as a result of the exchange (i.e. rollover relief is not available if a capital loss would arise to a shareholder on the exchange of their PacMin Shares for Gwalia Shares); and

(v) The PacMin shareholder chooses to obtain the scrip for scrip rollover.

On the basis that the Offer proceeds as anticipated and the minimum acceptance condition is satisfied, conditions (i) and (ii) above will be satisfied.

Broadly, the scrip for scrip rollover provisions will not apply where the PacMin shareholder holds their shares on revenue account or as trading stock.

Implications to ordinary shareholders

Under the Offer, PacMin ordinary shareholders will receive five (5) Gwalia Shares for every twenty eight (28) PacMin Shares currently held. PacMin shareholders with fractional entitlements will receive the number of shares in Gwalia rounded down to the nearest whole number with a cash payment to adjust for the fractional entitlement. The amount of the cash payment will be based on the value of the Gwalia Share at a particular time as specified in the Offer document. Given that some shareholders will receive a cash component as consideration for the disposal of their PacMin Shares, these shareholders will be eligible for partial rollover relief if they choose for it to apply. The scrip for scrip rollover relief will only be available to the extent the consideration is in the form of Gwalia Shares. Rollover relief will not be available to the extent the consideration is paid in cash. A capital gain relevant to the cash portion received will be subject to capital gains tax.

Specifically for those shareholders who would ordinarily have realised a capital gain as a result of participating in the Offer, (ignoring indexation and discounting (discussed further below)) the capital gain under partial rollover will be calculated as follows:

$$\text{Capital gain for all PacMin ordinary shares held} = \text{Cash consideration received} \ \text{Less} \left\{ \frac{\text{cash consideration received}}{\text{cash consideration received} + \text{market value of all Gwalia shares received}} \times \text{Indexed cost base/cost base of all PacMin ordinary shares exchanged} \right\}$$

In broad terms, and ignoring indexation and discounting (discussed further below), shareholders will only be taxed on a proportion of the capital gain. The proportion of the capital gain which is taxable will equal the cash proportion of the total value of the Offer.

The following example illustrates the effect of the above comments.

Assumptions:

1. *A shareholder acquired 1,000 PacMin shares in December 1994 with a cost base of $900 and an indexed cost base at 30 September 1999 of $984.60.*
2. *The value of the Gwalia Share for the purposes of calculating the cash payment for fractional share entitlements is $7.40.*
3. *The market value of the Gwalia Share at the date of exchange is also $7.40.*

Number of Gwalia Shares received:

$$\frac{\textit{1000 PacMin Shares}}{\textit{5.6}}$$

= 178.571 Gwalia Shares

Therefore total Gwalia Shares received will be 178 Gwalia shares

Cash consideration for fractional entitlement:

0.571 X $7.40 (value of Gwalia Share for purposes of determining fractional entitlement)

= $4.23

Calculation of capital gain not eligible for scrip for scrip rollover:

$$\text{Capital gain for all PacMin ordinary shares held} = \text{Cash consideration received} \text{ Less } \left\{ \frac{\text{cash consideration received}}{\text{cash consideration received} + \text{market value of all Gwalia shares received}} \times \text{Indexed cost base of all PacMin ordinary shares exchanged} \right\}$$

$$4.23 - \left\{ \frac{4.23}{4.23 + (\$7.40 * 178)} \times \$984.60 \right\}$$

= $1.08

The tax cost base of the Gwalia Shares held by the ordinary shareholder as a result of the Offer will be calculated as follows:

$$\text{Cost base for all Gwalia Shares received} = \text{Cost base of all PacMin ordinary shares previously held} \text{ Less } \left\{ \frac{\text{cash consideration received}}{\text{cash consideration received} + \text{market value of all Gwalia shares received}} \times \text{Cost base of all PacMin ordinary shares exchanged} \right\}$$

In broad terms, the tax cost base of all the Gwalia Shares received by the PacMin shareholders under the Offer will be equal to a proportion of the cost base of their original PacMin Shares, that proportion being the value of the Gwalia Shares received compared to the value of the total Offer.

Following on from the above example, the shareholder's cost base for all the Gwalia Shares received will be calculated as follows:

$$900 - \left\{ \frac{4.23}{4.23 + (\$7.40 * 178)} \quad \text{X} \quad \$900 \right\}$$

$$= \$897.12$$

As outlined above, scrip for scrip rollover will not apply to an ordinary shareholder who would realise a capital loss as a result of the Offer. Instead, the shareholder will incur a capital loss at the time the shares are exchanged. The loss will be equal to the amount by which the shareholder's cost base for the PacMin Shares exceeds the sum of the cash and value of the Gwalia Shares received as consideration. In this situation, the shareholder's cost base for its Gwalia Shares will be equal to the market value of the PacMin Shares it exchanges at the time of the Offer, less the cash consideration received.

PacMin Shares held on capital account – scrip for scrip rollover does not apply or is not elected

Where an individual shareholder holds PacMin Shares on capital account and scrip for scrip rollover does not apply or is not elected, taxation relief on any capital gain arising from the exchange of PacMin Shares may be available via a 50 per cent discount or indexation adjustment. The discount or indexation may also apply to any capital gain that accrues to ordinary shareholders as a result of only partial rollover relief being available. Pursuant to the 50 per cent discount, only half of any capital gain arising from the exchange of the PacMin Shares is subject to income tax.

To be eligible for the 50 per cent discount, the PacMin Share in question must have been held for at least 12 months prior to accepting the Offer. No indexation is taken into account in calculating the net capital gain for these purposes. The 50 per cent discount is taken into account after applying any available capital losses.

For shares purchased on or before 11:45 am (EST) on 21 September 1999, a shareholder will have the option of either applying the discount discussed above or applying indexation to the CGT cost base of the relevant PacMin Share. Under the indexation option, the shareholder would index their CGT cost base in the relevant PacMin Share for movements in inflation between the date of acquisition of the share and 30 September 1999, given that the shares have been held for more than 12 months.

The following example provides an illustration of the options available to PacMin shareholders.

Assumptions:

1. *A shareholder acquired 1,000 PacMin shares in December 1994 with a cost base of $900 and an indexed cost base at 30 September 1999 of $984.60.*

2. *At the date of exchange, the shareholder receives 178 Gwalia Shares with a market value of $7.40 per share plus $4.23 cash.*

Capital gain using 50% discount:

Consideration received [(178shares X $7.40)+ $4.23]	*1,321.43*
Less – cost base	*(900.00)*
Prima facie capital gain	*421.43*
Less 50% reduction	*(210.72)*
Assessable capital gain	*210.71*

Capital gain using indexation adjustment:

Consideration received [(178shares X $ 7.40)+ $4.23]	*1,321.43*
Less – indexed cost base	*(984.60)*
Assessable capital gain	*336.83*

Shareholders who hold shares acquired prior to 21 September 1999 should seek advice relevant to their own personal circumstances in considering the different outcomes under the discount and indexation options.

PacMin Shares held on revenue account

Where a shareholder holds PacMin Shares on revenue account, the shareholder will be taxed on the disposal of their PacMin Shares as ordinary income. Broadly, the CGT rollover concessions outlined above will not be available to ordinary shareholders who hold their PacMin Shares on revenue account.

In these circumstances, the taxable gain (or deductible loss) will be calculated as the difference between the value of the Gwalia Shares received at the date of the exchange plus the cash consideration for the shares, and the shareholder's purchase price (or opening tax value for shares held as trading stock) for its PacMin Shares.

Shareholders that are companies

The comments made above on the income tax consequences of accepting the Offer are equally applicable to shareholders that are companies, with certain exceptions.

Specifically, companies are not entitled to the CGT discount outlined above for shares held for greater than 12 months. However, corporate shareholders who acquired the PacMin Shares on or prior to 11:45 am (EST) on 21 September 1999 are entitled to index the CGT cost base of these shares up to 30 September 1999, as the shares have been held for more than 12 months.

Shareholders that are trusts

The CGT discount of 50 per cent and the indexation adjustment discussed above will also be applicable where PacMin Shares are held by a trust and any gains are distributed to individual beneficiaries.

There may be other tax consequences which arise where trusts hold shares in PacMin depending upon the nature of the trust, however a consideration of all these matters is outside the scope of this advice. Shareholders in these circumstances should seek their own advice.

Shareholders that are Complying Superannuation Funds

The CGT consequences of Complying Superannuation Funds accepting the Offer should broadly be as outlined above, however the CGT discount applicable to Complying Superannuation Funds for shares held for greater than 12 months is one third (i.e. 33.33 per cent) as opposed to 50 per cent for individuals.

Shareholders holding pre-CGT shares

Shareholders who acquired their PacMin Shares before 20 September 1985 (pre-CGT) and hold their shares on capital account, will generally not be subject to tax as a result of accepting the Offer. Scrip for scrip rollover relief will not apply.

The Gwalia Shares received as consideration for the PacMin Shares under the Offer will however be subject to CGT in the event of their subsequent disposal. The cost base of the Gwalia Shares acquired under the Offer will be equal to the market value of the PacMin Shares exchanged at the time of the Offer less the cash consideration received. A capital gain may arise if any consideration subsequently received for the Gwalia Shares exceeds the cost base of the Gwalia Shares. Depending on the nature of the shareholder (an individual, company, trust, or Complying Superannuation Fund), the CGT discounts as outlined above may apply to such disposals.

Shareholders that are non-residents for Australian tax purposes

Shares held on capital account

PacMin shareholders who are non-residents of Australia and hold PacMin Shares on capital account generally will not be liable for Australian income tax on any capital gain arising upon the disposal of their PacMin Shares. This is provided that the shareholder, together with any associates, does not hold (and has not held in the previous five years) 10 per cent or more of the issued capital, or an interest in 10 per cent or more of the issued capital, of PacMin.

Non-resident PacMin shareholders who, together with any associates, hold (or have held in the last 5 years) 10 per cent or more of the issued capital, or an interest in 10 per cent or more of the issued capital, of PacMin will be subject to CGT on the disposal of their post-CGT PacMin Shares. Scrip for scrip rollover relief may however be available as outlined above.

Australia has numerous double tax agreements with other countries which impact on the ability of Australia and these countries to tax the capital gains in certain circumstances. Accordingly, non-resident shareholders should seek their own advice regarding the taxation consequences of accepting the Gwalia Offer.

Shares held on revenue account

If the PacMin shareholder holds its PacMin Shares on revenue account, the non-resident shareholder may be liable to Australian income tax in respect of the profit arising upon the disposal of their PacMin Shares. The position will however be dependent upon whether the

shares are held as part of carrying on a business through a permanent establishment in Australia, the source of the profit on the disposal, and whether the non-resident shareholder is a resident of a country with which Australia has entered into a double tax agreement. Shareholders in these circumstances should seek their own independent advice as to the consequences of the Offer.

3.0 GOODS AND SERVICES TAX (GST)

On the basis of current GST law, each of the following transactions would not be subject to GST:

- The disposal of PacMin Shares pursuant to the Offer (except brokerage);
- The payment of dividends on Gwalia Shares; and
- A subsequent disposal of Gwalia Shares (except brokerage).

PacMin shareholders should note that:

- The involvement of Ernst & Young in the preparation of this advice has included services in addition to the preparation of this advice and normal professional fees will be received for all services.
- No partners of Ernst & Young have any interest in the promotion of the Offer.
- The giving of its consent to the inclusion of this advice in the Bidder's Statement should not be taken as an endorsement of the Offer or a recommendation by Ernst & Young to accept the Offer by a PacMin shareholder.
- Ernst & Young gives no assurance or guarantee whatsoever in respect of either the successful operation or the performance of the Offer.
- Ernst & Young accepts no responsibility for the taxation position of PacMin shareholders. Shareholders should consult their own professional advisers for further independent assurance that the above views on the tax consequences of accepting the Offer are appropriate for their circumstances.

Yours faithfully
Ernst & Young

Ernst & Young

ANNEXURE C

Gwalia's Disclosures to ASX

Document Date	Headline
10 September 2001	Appendix 3B – Exercise of Employee Options
10 September 2001	Daily Share Buy-Back Notice x 2
03 September 2001	Daily Share Buy-Back Notice
27 August 2001	Daily Share Buy-Back Notice x 2
23 August 2001	Presentation regarding Takeover of PML
23 August 2001	Intention to Make Takeover Bid for PacMin Mining Corporation
23 August 2001	Media Release – Takeover offer for PacMin Mining Corporation
20 August 2001	Appendix 3E – Daily Share Buy-Back Notice
17 August 2001	Appendix 3B – Exercise of Employee Options
17 August 2001	Appendix 3E – Daily Share Buy-Back Notice
16 August 2001	Change in substantial holding from Commonwealth Bank of Australia
15 August 2001	Appendix 3E – Daily Share Buy-Back Notice
15 August 2001	Preliminary Final Report
07 August 2001	Appendix 3E – Daily Share Buy-Back Notice
07 August 2001	Appendix 3E – Daily Share Buy-Back Notice x 2
06 August 2001	Appendix 3E – Daily Share Buy-Back Notice
02 August 2001	Change in substantial holding from Commonwealth Bank of Australia
02 August 2001	Appendix 3E – Daily Share Buy-Back Notice
31 July 2001	Appendix 3E – Daily Share Buy-Back Notice x 2
30 July 2001	Appendix 3B – Exercise of 12/11/2001 Employee Options
27 July 2001	Appendix 3E – Daily Share Buy-Back Notice x 2
26 July 2001	Appendix 3E – Daily Share Buy-Back Notice x 2
23 July 2001	Appendix 3E – Daily Share Buy-Back Notice
19 July 2001	Fourth Quarter Activities Report/Media Release
16 July 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
10 July 2001	Appendix 3E – Daily Share Buy-Back Notice
06 July 2001	Resignation of Executive Director – Operations

Document Date	Headline
05 July 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
02 July 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
25 June 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
18 June 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
30 May 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
18 May 2001	Appointment of Company Secretary
17 May 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
08 May 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
07 May 2001	Section 205G Notice – Director's Interests
03 May 2001	Media Release re To supply Global Tantalum Demand
03 May 2001	Announces increased production capabilities
01 May 2001	Appendix 3B – Issue of shares under Dividend Reinvestment Plan and Share Investment Plan
30 April 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
23 April 2001	Appendix 3E - Daily Share Buy-Back Notice
19 April 2001	Amended Third Quarter Activities Report
19 April 2001	Appendix 3E - Daily Share Buy-Back Notice
19 April 2001	Third Quarter Activities Report
18 April 2001	Appendix 3E - Daily Share Buy-Back Notice
12 April 2001	Appendix 3E - Daily Share Buy-Back Notice
10 April 2001	Section 205G Notice – Director's Interests
09 April 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
02 April 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
26 March 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
19 March 2001	Appendix 3B x 2 – Exercise of 12/11/01 Employee options/Corrections
19 March 2001	Change in substantial holding from Commonwealth Bank of Australia
12 March 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
06 March 2001	Appendix 3B – Exercise of 2/11/01 Employee Options
01 March 2001	Ceasing to be a substantial holder from BT Financial Group Limited
27 February 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
27 February 2001	Section 205G Notice – Director's Interests
26 February 2001	Appointment of Chief Financial Officer/GM Gold Division

Document Date	Headline
19 February 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
19 February 2001	Section 205G Notice – Director's Interests x 2
14 February 2001	Half Yearly Report & ASIC Half Yearly Accounts
12 February 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
09 February 2001	Section 205G Notice – Director's Interests
07 February 2001	Rationalisation of Southern Cross Region of WA
05 February 2001	Appendix 3B – Exercise of 12/11/01 Employee Options
30 January 2001	Change in substantial holding for Haddington International Resources Limited
30 January 2001	Becoming a substantial holder for BeMax Resources NL
23 January 2001	Second Quarter Activities Report
23 January 2001	Media Release re Quarterly Report for 31/12/2000
19 January 2001	Becoming a substantial holder for BeMax Resources NL
11 January 2001	BeMax Resources NL advice of placement & non-renounceable pro rata rights issue
10 January 2001	Becoming a substantial holder for Haddington International Resources Limited
10 January 2001	Placements by BeMax Resources NL to Gwalia/rights issue by BeMax Resources NL
08 January 2001	Becoming a substantial holder for Haddington International Resources Limited
03 January 2001	Appendix 3E - Daily Share Buy-Back Notice
22 December 2000	Appendix 3E - Daily Share Buy-Back Notice
13 December 2000	Appendix 3E - Daily Share Buy-Back Notice
11 December 2000	Appendix 3E - Daily Share Buy-Back Notice
06 December 2000	Appendix 3B – Issue of shares under Dividend Reinvestment Plan and Share Investment Plan
05 December 2000	Appendix 3E - Daily Share Buy-Back Notice
30 November 2000	Appendix 3E - Daily Share Buy-Back Notice
27 November 2000	Appendix 3E - Daily Share Buy-Back Notice
16 November 2000	Placement of US$20m senior notes
13 November 2000	Appendix 3E - Daily Share Buy-Back Notice
10 November 2000	Results of Annual General Meeting
10 November 2000	Chairman's & MD's AGM Addresses & Media Release

Document Date	Headline
19 October 2000	First Quarter Activities Report
19 October 2000	Media Release: Highlights from Quarterly Report
11 October 2000	Appendix 3E - Daily Share Buy-Back Notice
10 October 2000	Appendix 3E - Daily Share Buy-Back Notice
09 October 2000	2000 Annual Report/Top 20
05 October 2000	Appendix 3E - Daily Share Buy-Back Notice
04 October 2000	Notice of Annual General Meeting
04 October 2000	Appendix 3E - Daily Share Buy-Back Notice
28 September 2000	Appendix 3E - Daily Share Buy-Back Notice x 2
26 September 2000	Appendix 3E - Daily Share Buy-Back Notice
22 September 2000	2000 Annual Report/Top 20

ANNEXURE D

PacMin Appendix 4B

ANNEXURE D

PACMIN

PACMIN MINING CORPORATION LIMITED

ACN 001 936 901

PRELIMINARY 2000/01 FINAL RESULT

GOLD PRODUCTION OF 221,039 OUNCES
PROFIT BEFORE TAX AND SPECIFIC ITEMS OF A$18.4 MILLION
NET PROFIT OF A$7.2 MILLION

PacMin Mining Corporation Limited ("PacMin") has recorded a consolidated profit from ordinary activities before tax and specific items of A$18.4 million for the year ended 30 June 2001. After deducting tax and a non-cash adjustment for the previously announced disposal of the majority of PacMin's interest in subsidiary Northern Gold NL, the net profit for the year was A$7.2 million.

Total gold production for the year was 221,039 ounces. Tarmoola produced 155,447 ounces at a cash operating cost of A$382 (US$196) per ounce. PacMin's Carosue Dam mine, which was constructed and commissioned ahead of schedule in late 2000, produced 56,216 ounces at a cash operating cost of A$326 (US$169) per ounce. In addition, Carosue Dam produced 9,376 ounces in its start-up phase.

The average gold price realised during the year was A$537 per ounce, higher than the average spot price of A$501 per ounce over the period, due to the Company's gold hedge position.

Annual Review of Resource and Reserve Position

The results of the annual review of PacMin's resource and reserve position are set out in the attached tables and notes. PacMin's resources total 127.7 million tonnes at 1.72 grams per tonne for 7.06 million ounces of contained gold, with PacMin's equity share being 6.64 million ounces. The reserve base totals 45.2 million tonnes at 1.73 grams per tonne for 2.52 million ounces of contained gold, with PacMin's equity share being 2.47 million ounces.

Takeover Offer for PacMin

As shareholders will be aware, Sons of Gwalia Limited ("SGW") has announced a takeover bid for PacMin. SGW is offering 5 SGW ordinary shares for every 28 PacMin ordinary shares, and up to A$6.10 cash for each of PacMin's redeemable converting preference shares. PacMin understands that SGW's Bidder's Statement will shortly be lodged with the Company, and PacMin's Target's Statement will then be released in due course.

Enquiries to
Mr Steven Chadwick, Managing Director
Mr Peter Kerr, Manager-Corporate
Telephone: (08) 9321 0616
11 September 2001

PACMIN MINING CORPORATION LIMITED - GOLD RESOURCES as at 30 June 2001

	COG	MEASURED			INDICATED			INFERRED			TOTAL			PACMIN	
		Tonnes (million)	Grade (g/t)	Ounces	Tonnes (million)	Grade (g/t)	Ounces	Tonnes (million)	Grade (g/t)	Ounces	Tonnes (million)	Grade (g/t)	Ounces	%	Ounces
Tarmoola Operation															
armoola Open Pit	0.6	23.5	1.62	1,223,000	13.35	1.48	633,500	25.55	1.30	1,070,000	62.40	1.46	2,926,500	100	2,926,500
armoola Stockpiles	-	0	0	0	7.50	0.57	139,000	0	0	0	7.50	0.57	139,000	100	139,000
Wonder North	1.0	0	0	0	1.50	3.00	143,000	0.90	2.81	81,500	2.40	2.91	224,500	100	224,500
eltic	1.0	0.33	2.27	24,200	0.50	1.93	33,100	0.34	1.48	16,200	1.20	1.90	73,500	100	73,500
Wonder	1.0	0	0	0	0	0	0	0.14	1.78	8,200	0.14	1.82	8,200	100	8,200
rsus	1.0	0	0	0	0	0	0	0.81	2.19	57,000	0.81	2.19	57,000	100	57,000
Royal Arthur Bore	1.0	0	0	0	0	0	0	0.19	2.59	15,400	0.19	2.52	15,400	100	15,400
ardinia	1.0	0	0	0	0	0	0	0.44	2.41	33,700	0.44	2.38	33,700	100	33,700
Sub-total Tarmoola		23.83	1.60	**1,247,200**	**22.85**	**1.29**	**948,600**	28.37	**1.40**	**1,282,000**	**75.08**	**1.44**	**3,477,800**		3,477,800
Carosue Dam Operation															
Karari	0.7	11.00	2.02	716,000	3.40	1.70	187,000	4.40	1.80	255,000	18.80	1.90	1,158,000	100	1,158,000
Whirling Dervish	0.7	2.30	1.76	130,000	7.20	1.84	428,000	6.00	1.81	351,500	15.50	1.82	909,500	100	909,500
uvironza	0.7	2.74	1.38	121,600	0.86	1.24	34,200	0.59	1.17	22,000	4.19	1.32	177,800	100	177,800
Stockpiles	-	0	0	0	0.63	1.02	21,000	0	0	0	0.63	1.02	21,000	100	21,000
Twin Peaks	0.9	0	0	0	1.27	3.88	158,500	0.49	3.20	50,600	1.76	3.69	209,100	62	130,520
Monty's Dam	1.0	0	0	0	1.31	2.32	97,700	0	0	0	1.31	2.32	97,700	62	60,984
Sub-total Carosue		16.04	1.88	**967,600**	**14.67**	**1.96**	**926,400**	**11.48**	**1.84**	**679,100**	**41.95**	**1.89**	**2,573,100**		2,457,805
Other Projects															
Mt Holland	0.7	0	0	0	2.60	1.27	105,500	0	0	0	2.60	1.26	105,500	100	105,500
Edjudina – Open Pit	1.0	0	0	0	1.70	2.45	135,000	1.25	2.14	86,000	2.95	2.33	221,000	100	221,000
Edjudina - Underground	3.0	0	0	0	0.12	3.50	13,000	0.71	5.75	132,000	0.83	5.43	145,000	100	145,000
Chariot	3.0	0	0	0	0.23	20.1	150,000	0.12	24.8	97,000	0.35	21.70	247,000	33	82,150
Pungkut	1.0	0	0	0	0	0	0	3.50	2.68	304,000	3.50	2.70	304,000	50	152,000
Sub-total Other Projects		0	0	0	**4.30**	**1.74**	**240,500**	5.58	3.43	619,000	10.23	3.12	1,022,500		705,650
TOTAL ALL PROJECTS		39.87	1.72	**2,222,400**	41.73	1.57	**2,092,600**	45.43	1.76	**2,580,100**	127.68	1.72	7,058,100		6,641,255

Note: Resources are inclusive of reserves. All figures are rounded. Various cut-off grades (COG) applied to stockpiles.

PACMIN MINING CORPORATION LIMITED - GOLD RESERVES as at 30 June 2001

	PROVED			PROBABLE			TOTAL			PACMIN	
	Tonnes (million)	Grade (g/t)	Ounces	Tonnes (million)	Grade (g/t)	Ounces	Tonnes (million)	Grade (g/t)	Ounces	%	Ounces
Tarmoola Operation											
Tarmoola Open Pit	15.2	1.81	890,000	3.65	1.71	200,000	18.85	1.79	1,090,000	100	1,090,000
Tarmoola Stockpiles	0	0	0	7.50	0.57	139,000	7.50	0.57	139,000	100	139,000
Wonder North	0	0	0	1.43	3.10	142,500	1.43	3.10	142,500	100	142,500
Celtic	0	0	0	0.33	2.56	27,200	0.33	2.56	27,200	100	27,200
Sub-total Tarmoola	15.2	**1.81**	**890,000**	**12.9**	**1.22**	**508,700**	**28.1**	**1.53**	**1,398,700**		**1,398,700**
Carosue Dam Operation											
Karari	6.92	2.12	471,000	0.65	1.76	37,000	7.57	2.09	508,000	100	508,000
Whirling Dervish	2.12	1.79	122,000	4.75	1.92	293,000	6.87	1.89	415,000	100	415,000
Luvironza	0.76	1.63	40,000	0	0	0	0.76	1.63	40,000	100	40,000
Stockpiles	0	0	0	0.63	1.02	21,000	0.63	1.02	21,000	100	21,000
Twin Peaks	0	0	0	0.71	4.26	96,600	0.71	4.26	96,600	62	60,298
Monty's Dam	0	0	0	0.59	2.39	45,300	0.59	2.39	45,300	62	28,276
Sub-total Carosue	9.8	**2.01**	**632,000**	**7.3**	**2.10**	**492,900**	**17.1**	**2.06**	**1,125,900**		**1,072,574**
TOTAL ALL PROJECTS	25.0	1.89	**1,522,000**	**20.2**	1.53	1,001,600	45.2	1.73	2,524,600		2,471,264

Note: All figures are rounded.

MINERAL RESOURCE AND ORE RESERVE NOTES

The estimates of ore reserves and mineral resources in this report were prepared in accordance with the standards set out in the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves (September 1999) as published by the Australasian Institute of Mining and Metallurgy, the Australasian Institute of Geoscientists and the Minerals Council of Australia and accepted by the Australian Stock Exchange Ltd.

Ore Reserve and Mineral Resource data in the reserves and resources summary tables are based on information compiled by persons who are members of the Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and who have the relevant experience as "competent persons" as defined in the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves in relation to the mineralisation being reported on.

These competent people who are members of the AUSIMM, AIG or MCA and have consented to the inclusion in the report of the information in the form and context of which it appears include: P. Langworthy, M. Erickson, A. Brettschneider, J. Jewell, and P. Richardson. Persons who can be classified as competent people but are not members of the AUSIMM, AIG or MCA and have consented to the inclusion in the report of the information in the form and context in which it appears include B. McFadzean and S. Cowle.

Resources are inclusive of reserves.

TARMOOLA

Tarmoola Open Pit

A new resource model was constructed utilising data made available from new drilling, a detailed program of re-logging, pit mapping and extensive validation of the existing database. This work has resulted in a more tightly constrained model than previously used; however, the fundamental controls on mineralisation have not changed. The new resource was then reconciled against 36 months of grade control data on a quarterly basis by geological domain to provide a detailed comparison.

The reported resource is generated using Multiple Indicator Kriged ("MIK") block models by PacMin personnel, with the help of recognised industry geostatistical and resource modelling specialists. The models were subsequently independently audited. Panel gold grades were estimated to produce a bulk estimate and a series of recovered fraction estimates using volume support correction. The recovered fraction, or selective estimate, details the proportion and grade above a range of cut-offs for smallest mining unit ("SMU") increments within a larger panel.

The block model was then optimised by using a recoverable portion at a given panel size. The optimisation to estimate the reserve is derived from a Whittle Shell calculated at a gold price of A$525 per ounce with appropriate allowance for pit slopes and ramp development, metallurgical recovery and demonstrated mining and processing costs.

Tarmoola Stockpiles

Reported as per end of year stockpile reconciliations.

Wonder North

The increase in the resource and the estimation of a reserve are the result of additional drilling that has confirmed internal continuity, extended high grade zones within the broader mineralised domain, and identified an additional position along strike to the north-west

The resource estimation at Wonder North was completed by a recognised industry geostatistical and resource modelling specialist. Panel gold grades were estimated to produce a bulk estimate and a series of recovered fraction estimates using volume support correction. The recovered fraction, or selective estimate, details the proportion and grade above a range of cut-offs for SMU increments within a larger panel.

The optimisation was completed by an external consultant and was based on a Whittle Shell at a gold price of A$500 per ounce with allowances for pit slopes and ramp development. Mining and processing costs were benchmarked against actual operating costs from Tarmoola and Celtic.

Celtic

A new resource model for the Celtic deposit was constructed in June 2001, using MIK. PacMin personnel, supported by recognised industry geostatistical and resource modelling specialists, generated the resource estimate. Panel gold grades were estimated to produce a bulk estimate and a series of recovered fraction estimates using volume support correction. The recovered fraction, or selective estimate, details the proportion and grade above a range of cut-offs for SMU increments within a larger panel.

This updated model was then re-optimised by PacMin engineers using actual mining and processing costs, metallurgical recoveries and geotechnical parameters at a gold price of A$525 per ounce. The subsequent pit design was then used to derive the reserve.

Wonder

Closely spaced infill reverse circulation ("RC") drilling on a zone previously identified only by wide spaced drilling, indicated sufficient continuity to undertake a first time resource estimation. An inferred resource has been established by PacMin personnel by applying a sectional polygonal method at a 1g/t cut-off and a top cut at the 97th percentile.

Ursus

An inferred resource has been estimated for the Ursus Project for the first time. The resource has been drilled consistently on a 50m x 25m grid and locally at a 25m x 25m grid by RC drilling to a depth on average of 70 metres. The majority of the mineralisation is present as an oxide supergene blanket that varies in depth from surface to 60 metres. Primary mineralisation has been intersected beneath this zone and remains open at depth. The inferred resource has been calculated by PacMin personnel applying a sectional polygonal method at a 1g/t cut-off and a top cut at the 97th percentile.

Royal Arthur Bore

The inferred resource for the Royal Arthur Bore deposit included in the resource statement is based on a manual sectional polygonal method at a 1g/t cut-off with no top cut, completed by Mount Edon Gold Mines (Aust) Ltd in 1994.

Cardinia

The inferred resource at Cardinia included in the resource statement is based on a manual sectional polygonal method at a 1g/t cut-off with no top cut, completed by Mount Edon Gold Mines (Aust) Ltd in 1994.

CAROSUE DAM

Karari

The reported resources at Karari are based on the feasibility study model updated with new detailed information taken from programs of infill grade control drilling completed up to April 2001. Panel gold grades were estimated to produce a bulk estimate and a series of recovered fraction estimates using volume support correction. The recovered fraction, or selective estimate, details the proportion and grade above a range of cut-offs for SMU increments within a larger panel.

The reported reserve is based on the updated resource model, within the feasibility optimised pit designs. The feasibility pit designs were based on a gold price of A$500 per ounce.

Luvironza

A new geological model has been created incorporating new information taken from grade control drilling, infill resource development drilling and detailed pit mapping.

The reported resource is generated using MIK block models by PacMin personnel, with the help of recognised industry geostatistical and resource modelling specialists. Panel gold grades were estimated to produce a bulk estimate and a series of recovered fraction estimates using volume support correction. The recovered fraction, or selective estimate, details the proportion and grade above a range of cut-offs for SMU increments within a larger panel.

The reserve is based on a detailed mine design at a gold price of A$525 per ounce.

Whirling Dervish

The Whirling Dervish resource and reserve is reported as per the feasibility study.

Twin Peaks (62%)

As part of the due diligence process undertaken prior to the purchase of Goldfields Limited's interest in the Old Plough Dam Project, PacMin personnel created a new resource model utilising all existing project data. To ensure the integrity of the data, a detailed validation program, including a full quality control/assurance assessment, was undertaken. The subsequent reported resource was generated using MIK block models with panel gold grades estimated to produce a bulk estimate and a series of recovered fraction estimates using volume support correction. The recovered fraction, or selective estimate, details the proportion and grade above a range of cut-offs for SMU increments within a larger panel.

The optimisation was completed by an external consultant and was based on a Whittle Shell at a gold price of A$500 per ounce with allowances for pit slopes and ramp development. The mining and processing costs were based on the Carosue Dam feasibility study costs with adjustments for actual costs and local conditions.

Subsequent programs of drilling have confirmed the grade and distribution of the mineralisation.

Monty's Dam (62%)

As part of the due diligence process undertaken prior to the purchase of Goldfields Limited's interest in the Old Plough Dam Project, PacMin personnel created a new resource model utilising all existing project data. To ensure the integrity of the data, a detailed validation program, including a full quality control/assurance assessment, was undertaken. Based on this data a new geological resource model was created by PacMin personnel working with a recognised industry geostatistical and resource modelling specialist. Due to the geologically well constrained nature of the mineralisation, the resource was generated using Ordinary Kriging ("OK") block models with selected top cuts applied to individual domains.

The optimisation was completed by an external consultant and was based on a Whittle Shell at a gold price of A$500 per ounce with appropriate allowances for dilution, pit slopes and ramp development. The mining and processing costs were based on the Carosue Dam feasibility study costs with adjustments for actual costs and local conditions.

Subsequent programs of drilling have confirmed the grade and distribution of the mineralisation.

<u>OTHER PROJECTS</u>

Chariot (Confirming 33%)

The Chariot resource was completed and reported by joint venture partner Giants Reef Mining Limited as part of its due diligence prior to acquiring the project. The reported resource is an OK block model with no top cut applied. At this point in time PacMin has taken the decision not to report a reserve.

Edjudina

The reported resources for the Edjudina project cover a series (14) of open pit and one underground positions within 8 kilometres of the de-commissioned Porphyry Project. The resources were compiled as part of a feasibility study completed by Mount Edon Gold Mines (Aust) Ltd and are based on a sectional polygonal method. Appropriate top cuts based on the 97th percentile were used at each resource.

Mt Holland

The estimate is based on the March 1995 feasibility study carried out by Reynolds Australian Gold Operations Ltd and depleted by the tonnage mined by Forrestania Gold NL under the Mount Holland Upper Level Joint Venture Agreement.

Pungkut

A first time inferred resource was created by an independent external consultant using a sectional polygonal method. The method was selected due to the wide spaced nature of the drilling and the relatively planer nature of the mineralisation. A 10g/t upper cut was applied based on the 97.5^{th} percentile.

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000.

Name of entity

PacMin MINING CORPORATION LIMITED

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
001 936 901		✓	30 JUNE 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	down	2%	to	129,387
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	down	78%	to	7,177
Profit (loss) from ordinary activities after tax attributable to members *(item 1.23)*	down	78%	to	7,177
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*				-
Net profit (loss) for the period attributable to members *(item 1.11)*	down	78%	to	7,177

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	-¢	-¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	-¢	-¢
+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*		

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities (see item 1.24)	129,387	131,743
1.2	Expenses from ordinary activities (*see items 1.24)*	(110,964)	(101,840)
1.3	Borrowing costs	-	-
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax and disposal of Northern Gold**	18,423	29,903
1.6	Disposal of Northern Gold NL		
	(i) Proceeds on disposal of Northern Gold NL	8,681	-
	(ii) Carrying value of Northern Gold net assets after outside equity interest	(15,298)	-
		(6,617)	
1.7	Profit (loss) from ordinary activities before tax	11,806	29,903
1.8	Income Tax on ordinary activities	(1,294)	4,230
1.9	**Net profit (loss)**	10,512	34,133
1.10	Net profit (loss) attributable to outside +equity interests	(3,335)	(1,733)
1.11	**Net profit (loss) for the period attributable to members**	7,177	32,400

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.12	Retained profits (accumulated losses) at the beginning of the financial period	65,772	33,372
1.13	Net profit (loss) attributable to members (*item 1.11*)	7,177	32,400
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	-	
1.17	Retained profits (accumulated losses) at end of financial period	72,949	65,772

+ See chapter 19 for defined terms.

Profit restated to exclude amortisation of goodwill		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.9*) and amortisation of goodwill	10,512	34,133
1.19	Less (*plus*) outside +equity interests	3,335	1,733
1.20	Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members	7,177	32,400

+ See chapter 19 for defined terms

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.9*)	10,512	34,133
1.22	Less (plus) outside +equity interests	(3,335)	(1,733)
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**7,177**	**32,400**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	• Revenue from operating activities	118,774	123,183
	• Other revenues from ordinary activities	10,613	8,560
	Total Revenues	129,387	131,743
	• Cost of sales from operating activities	(95,970)	(84,262)
	• Borrowing costs expensed	(7,474)	(3,752)
	• Other expenses from ordinary activities	(7,520)	(13,826)
	Total Expenses	(110,964)	(101,840)
	Profit/loss from ordinary activities before Income tax and disposal of Northern Gold NL	18,423	29,903
	Details of disposal of Northern Gold NL		
	• Proceeds of disposal of Northern Gold NL	8,681	-
	• Carrying value of Northern Gold net assets after outside equity interest	(15,298)	-
	Profit/loss from ordinary activities before Income tax	11,806	29,903

Intangible and extraordinary items

+ See chapter 19 for defined terms

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits *(Preliminary final report only)*		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	8,897	15,020
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(1,720)	17,380

+ See chapter 19 for defined terms.

Consolidated balance sheet		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	11,300	48,207	15,845
4.2	Receivables	7,092	2,846	5,368
4.3	Investments	-	-	-
4.4	Inventories	25,378	14,315	21,077
4.5	Other (Bullion on Hand)	4,139	3,156	3,738
	Other	981	1,063	992
4.6	**Total current assets**	48,890	69,587	47,020
	Non-current assets			
4.7	Receivables	113	113	114
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	1,810	9	9
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	88,397	92,683	93,141
4.12	Development properties (+mining entities)	153,889	96,814	123,166
4.13	Other property, plant and equipment (net)	112,975	94,031	131,176
4.14	Intangibles (net)	-	-	-
4.15	Other - Hedging Option Premium	4,947	5,860	5,413
	- Future Income Tax Benefit	685	1,979	1,511
	- Other	655	596	1,357
4.16	**Total non-current assets**	363,471	292,105	355,887
4.17	**Total assets**	412,361	361,692	402,907
	Current liabilities			
4.18	Payables	37,447	39,413	35,740
4.19	Interest bearing liabilities	8,821	12,280	16,373
4.20	Provisions	6,595	1,035	2,800
4.21	Other – Unearned Income	-	1,436	2,954
4.22	**Total current liabilities**	52,863	54,164	57,867
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	115,150	58,072	87,842
4.25	Provisions - Deferred Income Tax	28,629	28,629	28,629
	- Other	4,336	3,577	4,011
4.26	Other - Convertible Notes	10,000	10,000	10,000
	- Payables	1,500	5,870	1,000
4.27	**Total non-current liabilities**	159,615	106,148	131,482
4.28	**Total liabilities**	212,478	160,312	189,349
4.29	**Net assets**	199,883	201,380	213,558

+ See chapter 19 for defined terms

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	102,026	102,081	102,059
4.31	Reserves	24,908	24,908	24,908
4.32	Retained profits (accumulated losses)	72,949	65,772	74,669
4.33	Equity attributable to members of the parent entity	199,883	192,761	201,636
4.34	Outside +equity interests in controlled entities	-	8,619	11,922
4.35	Total equity	199,883	201,380	213,558

4.36	Preference capital included as part of 4.33	28,950	28,950	28,950

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	92,683	79,808
5.2	Expenditure incurred during current period	11,104	20,571
5.3	Expenditure written off during current period	-	(7,696)
5.4	Acquisitions, disposals, revaluation increments, etc.	(15,390)	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	Closing balance as shown in the consolidated balance sheet *(item 4.11)*	88,397	92,683

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	96,814	108,798
6.2	Expenditure incurred during current period	24,449	3,165
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure amortised during current period	(6,190)	(9,045)
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Deferred Expenditure transferred to mine properties	38,816	(6,104)
6.7	Closing balance as shown in the consolidated balance sheet *(item 4.12)*	153,889	96,814

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	114,236	117,284
7.2	Payments to suppliers and employees	(102,476)	(49,033)
7.3	Dividends received from associates	-	-
7.4	Other dividends received		
7.5	Interest and other items of similar nature received	1,214	1,582
7.6	Interest and other costs of finance paid	(4,702)	(3,625)
7.7	Income taxes paid	-	-
7.8	Other - Royalties	(2,791)	(2,548)
	- Receipts from financial instruments	4,754	10,027
	- Other	552	546
7.9	**Net operating cash flows**	**10,787**	**74,233**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(25,829)	(23,057)
7.11	Proceeds from sale of property, plant and equipment	-	467
7.12	Payment for purchases of equity investments	-	-
	Net cash on Disposal of Northern Gold investment	(5,626)	-
7.13	Proceeds from sale of equity investments	2,000	-
7.14	Loans to other entities		
7.15	Loans repaid by other entities	-	-
7.16	Other - Exploration & Development Expenditure	(69,369)	(22,443)
	- Payment for Exploration Properties	(1,000)	(2,369)
7.17	**Net investing cash flows**	**(99,824)**	**(47,402)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	358	16,451
7.19	Proceeds from borrowings	64,667	-
7.20	Repayment of borrowings	(8,000)	(8,000)
	Finance Lease Repayment	(4,295)	-
7.21	Dividends paid		-
7.22	Other - Share Buy-Back	(413)	(5,096)
	- Other	(187)	(401)
7.23	Net financing cash flows	52,130	2,954
7.24	Net increase (decrease) in cash held	(36,907)	29,785
7.25	Cash at beginning of period *(see Reconciliation of cash)*	48,207	18,422
7.26	Exchange rate adjustments to item 7.25		
7.27	Cash at end of period *(see Reconciliation of cash)*	11,300	48,207

+ See chapter 19 for defined terms

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	275	929
8.2	Deposits at call	11,025	47,278
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**11,300**	**48,207**

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	14.1%	22.7%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	5.3%	17.7%

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
	(a) Basic EPS	5.5 cents	24.8 cents
	(b) Diluted EPS (if materially different from (a))	5.5 cents	24.8 cents
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	131,636,975	130,490,550

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	-	-

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	1,214	1,582
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	14,246	15,194
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Not Applicable
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$-
13.3	Date from which such profit has been calculated	-
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$-

+ See chapter 19 for defined terms

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Northern Gold NL
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control ($000)	$ 6,852
14.3	Date to which the profit (loss) in item 14.2 has been calculated	1 May 2001
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period ($000)	$ 3,561
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control ($000)	$ (6,617)

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

SEE ATTACHED

Operating Revenue
Sales to customers outside the economic entity
Inter-segment sales
Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	-¢	-¢	-¢
15.5	Previous year	-¢	-¢	-¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	-¢	-¢	-¢
15.7	Previous year	-¢	-¢	-¢

Total dividend (distribution) per security (interim *plus* final)
(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	-¢	-¢
15.9	Preference +securities	-¢	-¢

Half yearly report - interim dividend (distribution) on all securities *or*
Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	-	-
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	-	-

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions)

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	-	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	-	-
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity		Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
		Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1	Equity accounted associates and joint venture entities				
17.2	**Total**	-	-	-	-
17.3	Other material interests	-	-	-	-
17.4	Total	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	Preference +securities *(description)*	7,720,000	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-	-		
18.3	+Ordinary securities	131,880,616	131,880,616		
18.4	*Changes during current period* (a) Increases through issues (b) Decreases through returns of capital, buybacks	522,800 300,156	522,800 300,156		
18.5	+Convertible debt securities *(description and conversion factor)*	22,222,222	22,222,222	45	45
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7	Options *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	Executive & Director Options	5,020,333		various	various
18.8	Issued during current period	590,000	-	1.26	15/8/2005
18.9	Exercised during current period	-	-	-	-
18.10	Expired during current period		-	-	-
18.11	Debentures *(totals only)*	-	-		
18.12	Unsecured notes *(totals only)*	-	-		

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

- During the year ended 30 June 2001 the Company successfully commissioned the new Carosue Dam Mine which was constructed on budget and two months ahead of schedule
- Total company production of the year ended 30 June 2001 was 221,039 ounces of gold. As forecast, production was down at Tarmoola, compared to the previous corresponding period as a result of the scheduled phase of waste stripping in the North 4 cut-back of Tarmoola pit.
- During May 2001 PacMin sold 70% of its 51.34% of Northern Gold NL and as a result has deconsolidated the results of Northern Gold NL.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

N/A

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The economic entity has not paid income tax previously and has substantial carry forward tax deductions available. As a result, NIL franking credits are available. The Directors do not expect to declare a dividend in the next year.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

None

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	The Celtic Club
Date	28 November 2001
Time	10.00 AM
Approximate date the +annual report will be available	October 2001

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

✓	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

+ See chapter 19 for defined terms.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has a formally constituted audit committee.

Sign here: ______________________________ Date: ______________________
(Company Secretary)

Print name: M. KLESSENS

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts*, and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie. all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Law financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms

Segment Information

Geographical segments

	Australia		Indonesia		Fiji		Consolidated	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Operating Revenue	118,774	123,183	-	-	-	-	118,774	123,183
Unallocated Other Revenue	-	-	-	-	-	-	10,613	8,560
Total Revenue	118,774	123,183	-	-	-	-	129,387	131,743
Segment Result	7,177	32,400	-	-	-	-	7,177	32,400
Segment Assets	410,137	359,755	2,010	1,741	214	196	412,361	361,692

+ See chapter 19 for defined terms

ANNEXURE E

PacMin 30 June 2001 Quarterly Activities Report

ANNEXURE E

PACMIN

PACMIN MINING CORPORATION LIMITED

Quarterly Report

For the period ended 30 June 2001

REPORT TO AUSTRALIAN STOCK EXCHANGE

SIGNIFICANT EVENTS

- **June Quarter Production of 84,016 ounces**

  Total gold production for the June quarter was 84,016 ounces. Tarmoola production for the quarter was 57,828 ounces. This reflects the previously forecast increase in production levels with higher grade ore being sourced from the North 4 cutback in the Tarmoola pit. Carosue Dam production for the quarter was 26,188 ounces.

- **Cash Operating Costs**

  Total group cash operating costs were A$362/ounce (US$187/ounce). At Tarmoola, cash operating costs were lower than the previous quarter at A$364/ounce (US$188/ounce) reflecting the treatment of higher grade ore during the quarter. At Carosue Dam, cash operating costs were A$355/ounce (US$183/ounce), in line with feasibility study expectations.

- **Tarmoola Exploration – Keith Kilkenny Project**

  During the quarter, work commenced on a 40,000 metre RAB drilling program which has been designed to test the southern strike extension of the "Thunderbox Shear Zone". The program of drilling will test an approximate 25 kilometre strike length of the prospective structural corridor that is largely obscured by substantial thicknesses of transported cover and which has the potential to host a substantial gold deposit.

- **Acquisition of Old Plough Dam Project**

  During the quarter PacMin added to its resources and exploration landholding at the Carosue Dam mine through the acquisition from Goldfields Limited of a 62% interest in the Keith-Kilkenny Joint Venture. This joint venture with Homestake Gold of Australia Ltd contains an extensive tenement package immediately adjacent to PacMin's Carosue Dam mine, including the high-grade Twin Peaks and Monty's Dam resources. Extensive drill testing and studies completed by the Keith-Kilkenny Joint Venture partners have indicated a high conversion rate of these resources to reserves when treated at PacMin's nearby Carosue Dam mill.

- **Northern Gold NL**

  As foreshadowed last quarter, PacMin accepted the proportional takeover offer for its shareholding in Northern Gold NL from Pilatus Gold Corporation Pty Ltd. PacMin sold 70% of its shareholding for cash proceeds of A$6.88 million, and now retains a 15.4% shareholding in Northern Gold.

REPORT TO AUSTRALIAN STOCK EXCHANGE

TARMOOLA OPERATIONS

Quarterly Production Details

	June 2001
Ore Milled	875,519 tonnes
Head Grade	2.15 g/t Au
Recovery	95.18%
Mill Availability	97.20%
Gold Recovered	57,828 ounces
Cash Operating Costs	A$364/ounce (US$188/ounce)

Calculated according to the North American Gold Institute Standard

Production

Production at Tarmoola for the June quarter was 57,828 ounces. This reflects the previously forecast increase in production levels with higher grade ore being sourced from the North 4 cutback within the Tarmoola pit.

Mill throughput was maintained at an annualised rate of 3.5 million tonnes per year, and recovery improved to 95.18% following completion of the mill enhancement project which commenced in the previous quarter.

Cash operating costs of A$364/ounce, while substantially below the previous quarter, continue to reflect the maintenance of high mining movement rates required to restore run of mine ore stocks.

CAROSUE DAM OPERATIONS

Quarterly Production Details

	June 2001
Ore Milled	555,162 tonnes
Head Grade	1.57 g/t Au
Recovery	93.30%
Mill Availability	97.01%
Gold Recovered	26,188 ounces
Cash Operating Costs	A$355/ounce (US$183/ounce)

Calculated according to the North American Gold Institute Standard

Production

Gold production at Carosue Dam was 26,188 ounces for the quarter. During the period, ore from the Karari Stage 1 pit provided the main source of mill feed. Pre-stripping continued in the Karari Stage 2 pit with the weathered component used for tailings dam construction. The first significant quantity of ore from this pit is expected to be mined later next quarter.

The process plant operated without incident during the quarter at an annualised milling rate of 2.2 million tonnes per annum.

Construction of Tailings Storage Facility 2 was completed during the quarter, which was essentially the final activity of project development.

Cash operating costs were A$355/ounce, in line with feasibility study expectations.

TARMOOLA EXPLORATION

Regional Exploration

Keith Kilkenny Project

During the quarter, work commenced on a 40,000 metre RAB drilling program which has been designed to test the southern strike extension of the "Thunderbox Shear Zone". The program of drilling will test an approximate 25 kilometre strike length of the prospective structural corridor that is largely obscured by substantial thicknesses of transported cover and which has the potential to host a substantial gold deposit. Previous work has been limited to surface geochemical sampling, which due to the cover has been largely ineffective, and isolated historical drill programs largely focussed on exploring for nickel sulphides.

Wilson Creek Joint Venture

The Wilson Creek Joint Venture is between PacMin and the Wildara Joint Venture Partners, LionOre Mining International Limited ("LionOre") (60%) and Dalrymple Resources NL (40%). The Wildara Joint Venture partners are presently earning a 51% interest in the Wilson Creek Joint Venture tenements, and LionOre is the operator of the Joint Venture.

A program of reverse circulation drilling was completed at the Snapper Prospect, in an attempt to gain a better understanding on what may have caused the large variation in results returned from earlier programs of RAB and aircore drilling. The quality of sampling from reverse circulation drilling due to its significantly larger size and ability to provide dry samples at higher recoveries is believed to have provided a confident test of the mineralisation.

Results from this program of work indicate that although there are wide zones of strongly anomalous gold values present, higher-grade intercepts (>1g/t) are narrow and discontinuous. The Snapper Prospect is still considered highly prospective and will be the subject of ongoing drill testing.

REPORT TO AUSTRALIAN STOCK EXCHANGE

CAROSUE DAM EXPLORATION

Regional Exploration

Following the acquisition of Goldfields Limited's 62% interest in the Keith-Kilkenny Joint Venture, which includes the Old Plough Dam Project, PacMin has now established what is considered to be a dominant position in the region. Semi-contiguous tenure is now held over approximately 70 strike kilometres of the prospective Carosue Dam stratigraphy. The exploration strategy is now to consolidate the geological understanding of this highly prospective position and to undertake systematic programs of exploration. Potential exists for the discovery of large high-grade deposits, and the existing infrastructure allows for incremental resources to be developed profitably.

Old Plough Dam Project

The Old Plough Dam Project covers approximately 15 strike kilometres of the favourable stratigraphy north of Carosue Dam, and hosts the Twin Peaks and Monty's Dam resources as well as a series of poorly tested exploration targets. The initial focus of work following the purchase of the interest has been to commence a program of infill and check resource drilling, geotechnical studies and metallurgical test work as part of a final feasibility study.

In parallel to this work all exploration data is being compiled and assessed, and a series of high priority exploration targets are being developed.

CHARIOT (Tennant Creek, Northern Territory)

No field work has been undertaken during the quarter while Giants Reef Mining Ltd finalised the purchase of Normandy Mining Limited's Tennant Creek assets. Expectations are that programs of infill and extensional resource drilling will re-commence early in the next quarter.

CORPORATE

Northern Gold NL

During the quarter, PacMin accepted the proportional takeover offer for its shareholding in Northern Gold NL ("Northern Gold") from Pilatus Gold Corporation Pty Ltd. PacMin sold 70% of its shareholding for cash proceeds of A$6.88 million, and now retains a 15.4% shareholding in Northern Gold.

Settlement of Mining Contract Dispute

During the quarter, PacMin successfully settled the dispute with Macmahon Contractors (WA) Pty Ltd relating to the Tarmoola mining contract inherited by PacMin through the 1997 acquisition of the Tarmoola mine.

Acquisition of Old Plough Dam Project

On 24 May 2001 PacMin added to its resources and exploration landholding at the Carosue Dam mine through the acquisition from Goldfields Limited of a 62% interest in the Keith Kilkenny Joint Venture. This joint venture with Homestake Gold of Australia Ltd contains an extensive tenement package immediately adjacent to PacMin's Carosue Dam mine, including the Old Plough Dam Project, which comprises the high-grade Twin Peaks and Monty's Dam resources. Extensive drill testing and studies completed by the Keith-Kilkenny Joint Venture partners have indicated a high conversion rate of these resources to reserves when treated at PacMin's nearby Carosue Dam mill.

Finance

As at 30 June 2001, PacMin had cash and bullion on hand of A$15.3 million. The Company's existing corporate borrowing facilities at 30 June 2001 totalled A$94.7 million.

PacMin Hedge Book

PacMin continued to deliver into its existing contracts during the quarter, and no new hedge contracts were entered into.

At 30 June 2001, PacMin's hedge book totalled 1.76 million ounces, comprising 0.83 million ounces of put options from 2001 to 2007 at A$550/ounce (enabling PacMin full participation above spot gold prices of A$550/ounce and downside protection below spot prices of A$550/ounce), and 0.93 million ounces of forward contracts at A$500-A$610/ounce from 2001 to 2009. PacMin has also sold call options over 0.37 million ounces exercisable at A$550-A$604/ounce over 2003 to 2007. Details of PacMin's hedge position as at quarter-end are set out in the table below.

PacMin's hedge book has a built-in gold lease rate allowance of 2%. During the quarter, PacMin continued to manage its floating gold lease rate contracts and fix lease fees for various periods up to late 2003.

PacMin's gold hedge book (as at 30 June 2001) is summarised in the table below:

Contract Type	2001/02	2002/03	2003/04	2004/05 – 2008/09	Total
Bought Put Options (oz)	177,500	140,000	125,000	386,500	829,000
Exercise Price (A$/oz)	550	550	550	550	550
Forward Sales Contracts* (oz)	124,128	122,500	155,700	530,100	932,428
Price (A$/oz)	500-515	500-515	500-515	500-610	500-610
Sold Call Options (oz)	-	8,600	34,400	329,100	372,100
Exercise Price (A$/oz)	-	600	600	550-604	550-604

* Includes 225,300oz of standard A$500/oz variable-volume contracts where the volume deliverable (which may increase up to a further 225,300oz) depends upon the A$ spot price at various Test Dates in 2001 and 2002.

Information in this report relating to ore reserves, mineral resources or mineralisation conforms to the reporting requirements of the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. It is based on information compiled by a Competent Person as defined in the Code being Mr Peter Langworthy, a full time employee of PacMin Mining Corporation Limited

20 July 2001

PACMIN

PacMin Mining Corporation Limited
ACN 001 936 901

Corporate Information

Directors

Mr Steven G. Dean	Chairman
Mr Steven J.M. Chadwick	Managing Director
Dr Norman B. Keevil	Non-Executive Director
Dr Klaus M. Zeitler	Non-Executive Director
Mr Michael P. Lipkewich	Non Executive Director
Mr Laurence J. Shervington	Non-Executive Director

Company Secretaries

Mr Michael Klessens	Manager – Finance & Administration
Mr Peter Kerr	Manager – Corporate

Registered and Principal Office

Level 2
35 Ventnor Avenue
West Perth
Western Australia 6005
Tel: +61 (0) 8 9321 0616

Fax: +61 (0) 8 9321 0626

Issued Capital

As at 30 June 2001, PacMin had on issue 131,880,616 ordinary shares and 7,720,000 preference shares (convertible into approximately 38,600,000 ordinary shares) held by 1,270 shareholders.

Investor Relations

Enquiries concerning this Report may be directed to:

Mr Peter Kerr	Manager – Corporate Tel: +1 604 687 1117
Mr Steven Chadwick	Managing Director Tel: +61 (0) 8 9321 0616

Shareholder Enquires

Matters relating to shares held, change of address and tax file numbers should be directed to the share registry at:

Computershare Registry Services Pty Ltd
Level 2
Reserve Bank Building
45 St George's Terrace
Perth
Western Australia 6000
Tel: +61 (0) 8 9323 2000

PacMin also has a Level 1 American Depository Receipts
Programme sponsored by:

The Bank of New York
ADR Division
101 Barclay Street
New York NY 10286
Tel: +1 212 815 2218

Australian Stock Exchange releases and other information on PacMin is available on PacMin's website at **www.pacmin.com.au**